Form 10-K, Exhibit 13
period 1995-12-30
TULTEX CORP
filed 1996-03-29
CIK 100166

TULTEX

(Photo of material with the words DISCUS stitched on it)
(Photo of Logo Athletic clothing label)
(Photo of sweatshirts)
(Photo of a jacket with the DISCUS logo stitched on it)











                        			      1995 ANNUAL REPORT

CONTENTS

1  Financial Highlights

3  To Our Stockholders

7  Balance Sheet

8  Statement of Income

9  Statement of Changes in Stockholders' Equity

10 Statement of Cash Flows

11 Notes to Financial Statements

28 Report of Independent Accountants

29 Management's Discussion and Analysis

34 Selected Financial Data

36 Common Stock Prices and Dividend Information

Inside Back Cover: General Information, Officers and Directors

ABOUT OUR COMPANY

Established in 1937, Tultex Corporation is a consumer-oriented marketer and manufacturer of activewear and licensed sports apparel. The company offers a wide range of products under various names. Its premium brands are Discus Athletic(R) and Logo Athletic(R), and can be found in department stores, sporting goods stores and specialty chains. The company is a private label supplier of premium products to several major customers. In addition, the company sells high-value products to mass merchandisers, wholesale clubs and discount retailers under the Tultex(R), Logo 7(R) and Brittania(R) name.

Tultex remains committed to increasing shareholder value by focusing on several strategies for growth, including:

(Bullet) Increasing sales of the company's premium and private label brands.

(Bullet) Capitalizing on partnerships with key customers and vendors.

(Bullet) Strengthening our balance sheet by reducing our debt to 40% of capitalization.

(Bullet) Making the most of our human resources through team technology and synergies existing between our divisions.

Tultex is headquartered in Martinsville, Virginia and operates facilities throughout Virginia and North Carolina, as well as in Indianapolis, Indiana; Mattapoisett, Massachusetts; and Montego Bay, Jamaica. The company also has contract sewing operations in Mexico. Tultex employs approximately 6,900 people.

(Photo of sweatshirt in background)

(Photo of 49ers logo stitched on material)
(Photo of jacket with NFL label inside)
(Photo of jacket with Olympic Games label inside)
(Photo of Hornets cap)



FINANCIAL HIGHLIGHTS                                         Tultex Corporation



Fiscal years ended:                                        DEC. 30, 1995  Dec. 31, 1994   %Increase
(In thousands of dollars except per share data)  							   (52 WEEKS)     (52 weeks)      (Decrease)
Operating Results:
Net sales and other income                                 $585,289       $565,433           3.5%
Income before income taxes and extraordinary
    loss on early extinguishment of debt                   $  8,948       $ 14,435        (38.0)%
Net income before extraordinary loss on early
    extinguishment of debt                                 $  5,548       $  8,950        (38.0)%
Net income                                                 $  1,802       $  8,950        (79.9)%
Return on average common stockholders' equity (1)               1.0%           5.3%             -
Per Share of Common Stock:
Net income before extraordinary loss on early
    extinguishment of debt (2)(3)                          $    .15       $    .26         (42.3)%
Net income (2)(3)                                          $    .02       $    .26         (92.3)%
Cash dividends (Note 6)                                    $    .00       $    .05        (100.0)%
Book value (3)                                             $   5.83       $   5.74            1.6%
Year-End Status:
Working capital                                            $274,844       $122,854          123.7%
Property, plant and equipment-net                          $129,002       $134,884          (4.4)%
Total assets                                               $475,799       $456,809            4.2%
Long-term debt                                             $227,540       $ 83,002          174.1%
Common stockholders' equity                                $173,859       $171,903            1.1%
Shares of common stock outstanding                       29,824,371     29,806,793            0.1%
Number of stockholders                                        2,932          3,423         (14.3)%
Number of employees                                           6,835          6,933          (1.4)%
Other:
Depreciation                                               $ 23,163       $ 23,973          (3.4)%
Capital expenditures                                       $ 17,337       $  8,624          101.0%
Interest expense                                           $ 21,952       $ 18,151           20.9%
Cash dividends - common and preferred                      $  1,986       $  1,774           12.0%


(1) After extraordinary loss on early extinguishment of debt of $3,746,000 during the first quarter of 1995.
(2) Based on weighted average number of shares outstanding.
(3) After considering preferred dividends in arrears at December 31, 1994. No dividends were in arrears at December 30, 1995.

See Notes to Financial Statements.

TO OUR STOCKHOLDERS

Net income for the year ended December 30, 1995, was $8.6 million before a $6.8 million after-tax charge related to the company's debt refinancing and a required change in the method of accounting for advertising costs. Results for fiscal 1994 were $6.2 million before a one-time, after-tax gain on the sale of a facility. As reported, net income was $1.8 million compared with $8.9 million for the year ended December 31, 1994. Sales for the year just ended were $585.3 million compared with $565.4 million for the year ended December 31, 1994.

Our overall operating performance during 1995 compares favorably with the prior year in spite of the challenges faced by the apparel industry. Historically high raw material costs, labor problems in professional sports and weak consumer spending on apparel in the fall affected the entire apparel chain from manufacturer to retailer.

Our company showed significant improvement in operating performance as illustrated in the table below. Activewear's operating margin improvements more than offset the decrease in our licensed business so that overall EBIT increased 38%. The information presented below reflects EBIT (earnings before interest, taxes and extraordinary item) and operating margin as though advertising was expensed in 1993 and 1994 using the accounting method adopted in first quarter 1995.

OPERATING MARGIN BY BUSINESS SEGMENT (In millions of dollars)

Tultex Licensed Products     1993          1994        1995

Sales                        $214          $221        $197
EBIT                           16            10           8
Operating margin%             7.5%          4.5%        4.1%
Tultex Activewear
Sales                         320           344         388
EBIT                            8            16          28
Operating margin%             2.5%          4.7%        7.2%
Total Tultex
Sales                         534           565         585
EBIT                           24            26          36
Operating margin%             4.5%          4.6%        6.2%



Caption appears in upper left margin and reads as follows:

LED BY DISCUS ATHLETIC, AS WELL AS INCREASES IN
OUR PRIVATE LABEL AND WHOLESALE BUSINESS,
ACTIVEWEAR SALES GREW 13% LAST YEAR, AND
OPERATING PROFITS INCREASED BY 75%.

We believe that the fundamentals of our business are good as we look to the future. Demand for our product is increasing and raw material prices, which have been at historical highs, are beginning to decline. We continue to be successful in moving our business toward higher-margin branded and private label sales. This is evident in our strong gains with the company's Discus AthleticRegistration Mark and Logo AthleticRegistration Mark brands. Our commitment to these brands resulted in a 37% increase in branded sales for the year and helped us move our margins up. Spring training is underway after an exciting Playoff and World Series in baseball. Magic and Michael are back in the NBA. Our spokesman Troy Aikman was the winning Super Bowl quarterback. And, 1996 is an Olympic year.

ACTIVEWEAR

Led by Discus Athletic, as well as increases in our private label and wholesale business, activewear sales grew 13% last year, and operating profits for this business segment increased by 75%. In 1995, 44% of our activewear dozens were sewn outside the United States, helping us to lower cos ts while still providing good service to our customers. In 1996, we expect approximately 55% of our dozens to be sewn outside the U.S. Some of our competitors are reducing capacity, particularly in fleece, and we are continuing to take market share. As we began 1996, our backlog was up 29% over the previous year.

Our customer relationships are excellent with the right customers. We're partnered with the best in the business. In November, Tultex received the Sears Platinum Circle Award, given to an elite set of partners with whom Sears plans to grow its business. For the third consecutive year, Tultex was the recipient of the Vendor of Excellence Award from the Women's Department of Target stores. The Target Men's Department also awarded Tultex the Vendor of Excellence Award for 1995. This is our first year in supplying this program and the first award given by that department in the last three years. We believe Sears and Target, among others of our customers, have success formulas which will generate continued growth for them, and for us.


Caption appears in lower right margin and reads as follows:

OUR CUSTOMER RELATIONSHIPS ARE EXCELLENT WITH
THE RIGHT CUSTOMERS. WE'RE PARTNERED WITH THE
BEST IN THE BUSINESS.

LICENSED PRODUCTS

Our licensed business, continuing to feel the effects from 1994's professional player strikes and lockouts, struggled for three quarters of 1995. But a strong year-end finish and higher order backlogs indicate that licensed products is experiencing a strong recovery. The Logo Athletic brand has gained in popularity and has taken market share. Super Bowl Quarterback Troy Aikman continues as our primary spokesman for the Logo Athletic brand and his association with the brand has been instrumental in increasing its revenues from $0 in 1992 to $92 million in 1995. We expect Logo Athletic sales to continue to grow in 1996. With the success of our Logo Athletic brand and the prospect of full seasons in all major sports and the Olympics, 1996 looks like a promising year in licensed products-the best in several years. The Operating Margin table shows the historic dynamics of our two businesses, Activewear and Licensed Products. You can see what the positive impact of a turnaround in licensed products would be.

As we discussed in the 1994 annual report, we completed a refinancing of our company's debt in March 1995. We believe the longer maturities and increased covenant flexibility provided by this refinancing give us the
stable financial platform needed to continue    investing in our brands
and to take advantage of new business opportunities as they arise.

Shareholders of record as of March 8, 1996 will be voting on a new Consolidated Incentive Compensation Plan, which replaces all other salaried incentive plans. It is designed so that no incentive compensation is earned by any member of management unless there is an improvement in our company's return on assets. Our Board strongly believes this plan is designed such that it enhances share value.


Caption appears in upper left margin and reads as follows:

SUPER BOWL QUARTERBACK TROY AIKMAN
CONTINUES AS OUR PRIMARY SPOKESMAN FOR THE
LOGO ATHLETIC BRAND AND HIS ASSOCIATION WITH
LOGO ATHLETIC HAS BEEN INSTRUMENTAL IN
INCREASING ITS REVENUES FROM $0 IN 1992 TO
$92 MILLION IN 1995.

In 1995, we improved our business in a difficult industry and rugged retail environment. In 1996, we expect to improve much more. Most of our own personal net worth is invested in Tultex stock. We continue to be buyers of the stock. Our money is where your money is, and we continue to put more of it there, because we believe strongly in the company's long-term future and the prospects for a good year in 1996.

Sincerely,

(Signature of John M. Franck appears here)
John M. Franck
Chairman of the Board

(Signature of Charles W. Davies, Jr. appears here)
Charles W. Davies, Jr.
President and Chief Executive Officer


March 22, 1996


Caption appears in upper right margin and reads as follows:

WE BELIEVE STRONGLY IN THE COMPANY'S
LONG-TERM FUTURE AND THE PROSPECTS FOR A
GOOD YEAR IN 1996.

BALANCE SHEET                   (In thousands of dollars      Tultex Corporation
                             			 except share data)

ASSETS                                                       DEC. 30, 1995    Dec. 31, 1994
Current assets:
Cash and equivalents                                         $       1,981    $       5,776
Accounts receivable, less allowance for doubtful accounts
  of $4,227 (1995) and $2,115 (1994)                               142,732          139,743
Inventories (Note 2)                                               157,946          130,183
Prepaid expenses                                                    12,498           14,205
Total  current assets                                              315,157          289,907
Property,  plant and equipment, net of depreciation (Note 3)       129,002          134,884
Intangible assets                                                   25,550           26,766
Other assets                                                         6,090            5,252
TOTAL  ASSETS                                                $     475,799    $     456,809

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Notes payable to banks (Note 4)                              $           -    $       1,000
Current maturities of long-term debt (Notes 5 and 19)                  145          132,353
Accounts payable - trade                                            27,017           19,634
Accrued liabilities - other                                         11,868           11,102
Dividends payable (Note 6)                                               2                -
Income taxes payable                                                 1,281            2,964
Total  current liabilities                                          40,313          167,053
Long-term debt, less current maturities (Notes 5 and 19)           227,540           83,002
Deferrals:
Deferred income taxes (Note 8)                                      12,603           14,893
Other                                                                6,286            4,760
Total deferrals                                                     18,889           19,653
Stockholders' equity  (Notes 5, 6, 7, 14 and 15):
5% cumulative preferred stock, $100 par value; authorized
  - 22,000 shares, issued and outstanding - 1,975 shares
  (1995 and 1994)                                                      198              198
Series B, $7.50 cumulative convertible preferred stock;
  authorized, issued and outstanding - 150,000 shares
  (1995 and 1994)                                                   15,000           15,000
Common stock, $1 par value; authorized - 60,000,000
  shares, issued and outstanding - 29,824,371 shares
  (1995) and 29,806,793 shares (1994)                               29,824           29,807
Capital in excess of par value                                       5,347            5,279
Retained earnings                                                  140,099          140,283
							                                                        	   190,468          190,567
Less notes receivable from stockholders                              1,411            3,466
Total stockholders' equity                                         189,057          187,101

Commitments and contingencies (Notes 11, 12 and 13)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $     475,799    $     456,809


The accompanying Notes to Financial Statements are an integral part of this statement.

STATEMENT OF INCOME                                           Tultex Corporation


Fiscal years ended:                                      DEC. 30, 1995     Dec. 31, 1994     Jan. 1, 1994
                                                 							 (52 WEEKS)        (52 weeks)        (52 weeks)
(In thousands of dollars except per share data)

Net sales and other income                               $     585,289     $     565,433     $    533,611

Costs and expenses:

Cost of products sold                                          432,062           419,769          395,727

Depreciation                                                    23,163            23,973           23,364

Selling, general and administrative (Note 16)                   99,164            93,510           88,433

Gain on sale of facilities                                           -            (4,405)               -

Interest                                                        21,952            18,151           16,996
Total costs and expenses                                       576,341           550,998          524,520
Income (loss) before income taxes and extraordinary loss
   on early extinguishment of debt                               8,948            14,435            9,091

Provision for income taxes (Note 8)                              3,400             5,485            3,188

Net income (loss) before extraordinary loss on early
   extinguishment of debt                                        5,548             8,950            5,903

Extraordinary loss on early extinguishment of debt
   (Net of income taxes of $2,296) (Note 5)                     (3,746)                -                -
NET INCOME (LOSS)                                        $       1,802     $       8,950     $      5,903
INCOME (LOSS) PER COMMON SHARE:
   Net income (loss) before extraordinary loss on
   early extinguishment of debt                          $         .15     $         .26     $        .16

   Extraordinary loss on early extinguishment of debt             (.13)                -                -
NET INCOME (LOSS)                                        $         .02     $         .26     $        .16
DIVIDENDS PER COMMON SHARE  (Note 6)                     $         .00     $         .05     $        .20


The accompanying Notes to Financial Statements are an integral part of this statement.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY                 Tultex Corporation

                                            									    CAPITAL            NOTES
                                   					      5%         SERIES B           IN EXCESS            RECEIVABLE-   TOTAL
                                   					      PREFERRED  PREFERRED  COMMON  OF PAR     RETAINED  STOCK-        STOCKHOLDERS'
                                   					      STOCK      STOCK      STOCK   VALUE      EARNINGS  HOLDERS       EQUITY
(In thousands of dollars except share data)

BALANCE AS OF JAN. 2, 1993,
   AS PREVIOUSLY REPORTED                      $198    $15,000    $28,878    $  681    $132,378   $    (100)    $177,035

Adjustment for cumulative effect on prior
   years of applying retroactively the new
   method of valuing inventories (Note 2)                                                 1,758                    1,758

BALANCE AS OF JAN. 2, 1993, AS ADJUSTED         198     15,000     28,878       681     134,136        (100)     178,793

Net income for the 52 weeks ended
   Jan. 1, 1994                                                                           5,903                    5,903
Employee stock purchases                                              175     1,208                     (11)       1,372
Collections - stockholders' notes
   receivable                                                                                            61           61
Cash dividends on common stock
   ($.20 per share) (Note 6)                                                             (5,797)                  (5,797)
Cash dividends on preferred stock (Note 6)                                               (1,135)                  (1,135)

BALANCE AS OF JAN. 1, 1994                      198     15,000     29,053     1,889     133,107         (50)     179,197

Net income for the 52 weeks ended
   Dec. 31, 1994                                                                          8,950                    8,950
Employee stock purchases                                              754     3,390                  (4,144)           -
Collections - stockholders' notes
   receivable                                                                                           728          728
Cash dividends on common stock
   ($.05 per share) (Note 6)                                                             (1,490)                  (1,490)
Cash dividends on preferred stock (Note 6)                                                 (284)                    (284)

BALANCE AS OF DEC. 31, 1994                     198     15,000     29,807     5,279     140,283      (3,466)     187,101

Net income for the 52 weeks ended
   Dec. 30, 1995                                                                          1,802                    1,802
Shares issued as payment of agency
  commissions                                                          17        68                                   85
Collections - stockholders' notes
   receivable                                                                                         2,055        2,055
Cash dividends on preferred stock (Note 6)                                               (1,986)                  (1,986)

BALANCE AS OF DEC. 30, 1995                    $198    $15,000    $29,824    $5,347    $140,099   $  (1,411)    $189,057


The accompanying Notes to Financial Statements are an integral part of this statement.

 STATEMENT OF CASH FLOWS                                     Tultex Corporation


Fiscal years ended:                                          DEC. 30, 1995     Dec. 31, 1994     Jan. 1, 1994
(In thousands of dollars)                        							     (52 WEEKS)        (52 weeks)       (52 weeks)
OPERATING ACTIVITIES:
Net Income                                                   $       1,802     $       8,950     $      5,903
Items not requiring (providing) cash:
Depreciation                                                        23,163            23,973           23,364
Gain on sale of facilities                                               -            (4,405)               -
Deferred income taxes                                               (2,290)              879            1,880
Amortization of intangible assets                                    1,216             1,217            1,217
Unamortized deferred debt issuance costs                             3,109                 -                -
Other deferrals                                                      1,526              (942)           1,859

Changes in assets and liabilities:
Accounts receivable                                                 (2,989)          (23,360)          (6,503)
Inventories                                                        (27,763)           27,095          (27,112)
Prepaid expenses                                                     2,636            (5,929)          (2,598)
Accounts payable and accrued expenses                                8,151            (3,093)            (790)
Income taxes payable                                                (1,683)              179           (3,113)
Cash provided (used) by operating activites (Notes 2, 5
  and 8)                                                             6,878            24,564           (5,893)

INVESTING ACTIVITIES:
Additions to property,  plant and equipment                        (17,337)           (8,624)         (22,250)
Change in other assets                                                (838)            1,264           (2,413)
Sales and retirements of property and equipment                         56             5,947              299
Cash used by investing activities                                  (18,119)           (1,413)         (24,364)

FINANCING ACTIVITIES:
Issuance (payment) of short-term borrowings                         (1,000)            1,000          (79,825)
Issuance (payment) of revolving credit facility borrowings          13,500           (17,000)         121,000
Issuance of long-term debt                                         110,052             2,054                -
Payments of long-term debt                                        (111,222)           (9,137)          (2,268)
Cost of debt issuance                                               (4,038)                -                -
Cash dividends (Note 6)                                             (1,986)           (1,774)          (6,932)
Net proceeds from issuance of common stock                              85                 -                -
Proceeds from stock plans                                            2,055               728            1,433
Cash provided (used) by financing activities                         7,446           (24,129)          33,408
Net increase (decrease) in cash and equivalents                     (3,795)             (978)           3,151

Cash and equivalents at beginning of year                            5,776             6,754            3,603
Cash and equivalents at end of year                          $       1,981     $       5,776     $      6,754


The accompanying Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS                                Tultex Corporation



Fiscal years ended December 30, 1995, December 31, 1994 and
January 1, 1994.

NOTE 1-ACCOUNTING POLICIES

Tultex Corporation is a marketer and vertically integrated manufacturer of activewear and licensed sports apparel which is considered a single business segment.The company's product line includes fleeced sweats, jersey products and decorated jackets and caps.The significant accounting policies followed by Tultex Corporation and its subsidiaries in preparing the accompanying consolidated financial statements are as follows:

Basis of Consolidation: The consolidated financial statements include the accounts of the company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

Cash and Equivalents:The company considers cash on hand, deposits in banks, certificates of deposit and short-term marketable securities as cash and equivalents for the purposes of the statement of cash flows. Such cash equivalents have maturities of less than 90 days.

Inventories: Inventories are recorded at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) method. See Note 2 for information concerning the change in the method of valuing inventories from the last-in, first-out (LIFO) method to the FIFO method during 1993.

Property, Plant and Equipment: Land, buildings and equipment are carried at cost. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. Interest is capitalized on major capital expenditures during the period of construction.There was no interest capitalized in the three years ended December 30, 1995. Depreciation is provided on the straight-line method for all depreciable assets over their estimated useful lives as follows:

Classification                           Estimated Useful Lives

Land improvements                        20 years
Buildings and improvements               12-50 years
Machinery and equipment                  3-20 years

Intangible Assets: Goodwill and licenses are being amortized on a straight-line basis over 25 years.The company continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related asset.The gross amount of goodwill was $3,909,000 at December 30, 1995 and December 31, 1994. Accumulated amortization of goodwill was $625,000 and $469,000 at December 30, 1995 and December 31, 1994,
respectively.The gross amount of licenses was $26,507,000 at December 30, 1995 and December 31, 1994. Accumulated amortization of licenses was $4,241,000 and $3,181,000 at December 30, 1995 and December 31, 1994, respectively.

Pensions: Pension expense includes charges for amounts not less than the actuarially determined current service costs plus amortization of prior service costs over 30 years.The company funds amounts accrued for pension expense not in excess of the amount deductible for federal income tax purposes.

Revenue Recognition:The company recognizes the sale when the goods are shipped or ownership is assumed by the customer.

Income Taxes: Income taxes are provided based upon income reported for financial statement purposes. Deferred income taxes reflect the tax effect of temporary differences between financial and taxable income.

Net Income per Common Share: Net income per common share is computed using the weighted average number of common shares outstanding during the period after giving retroactive effect to stock splits and stock dividends and after deducting the preferred dividend requirements which accrued during the period.The weighted average number of common shares outstanding were 29,810,000, 29,685,000 and 28,961,000 for fiscal 1995, 1994 and 1993, respectively. Fully diluted net income per common share is not materially different from primary net income per common share for fiscal 1995, 1994 and 1993.

Fiscal Year:The company's fiscal year ends on the Saturday nearest to December 31, which periodically results in a fiscal year of 53 weeks.

Other Postretirement Benefits: As further described in Note 9, the company changed its method of accounting for the costs of certain life insurance and medical benefits for eligible retirees and dependents in 1993.

Fair Value of Financial Instruments: Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instru-ments," requires disclosure about the fair value of certain instruments. Cash, accounts receivable, accounts payable, accrued liabilities and variable rate debt are reflected in the financial instruments at fair value because of the short-term maturity of these instruments.The estimated fair value of the company's fixed rate debt is disclosed in Note 5.

Use of Estimates in Preparation of Financial Statements:The prepara-tion of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
				      12

Tultex Corporation


New Accounting Standard: In October 1995, the Financial Accounting
Standards Board issued Statement of Financial Accounting Standards
No. 123, "Accounting for Stock-Based Compensation" (SFAS 123), which established a fair value-based method of accounting and requires certain disclosures related to stock-based compensation plans. SFAS 123, which is effective in fiscal 1996, will require the company to determine whether it will adopt the fair value-based method of accounting or provide certain required pro forma disclosures in the notes to financial statements. Management does not expect the adoption of the standard to have a material effect on the company's financial position or results of operations.

NOTE 2-INVENTORIES

The components of inventories are as follows:

(In thousands                   DEC. 30,         Dec. 31,        Jan. 1,
 of dollars)                     1995              1994            1994

Raw materials                   $ 20,803        $  25,704       $  29,291
Goods in process                  17,645           13,453          11,956
Finished goods                   113,290           87,436         112,296
Supplies                           6,208            3,590           3,735

Total inventories               $157,946         $130,183        $157,278

During the fourth quarter of 1993, the company changed its method of determining the cost of inventories from the LIFO method to the FIFO method. Under the current economic environment of low inflation, the company believes that the FIFO method will result in a better measure-ment of operating results.This change has been applied by retroac-tively restating the accompanying consolidated financial statements. This change in method did not materially impact net income for 1993. The balance of retained earnings for the year ended January 2, 1993 has been adjusted for the effect (net of income taxes) of applying retroactively the new method of valuing inventories.

NOTE 3-PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, at cost, consist of the following:

                                    					     DEC. 30,              Dec. 31,
(In thousands of dollars)                     1995                  1994
Land and improvements                     $    3,779              $    3,760
Buildings and improvements                    68,757                  68,262
Machinery and equipment                      219,352                 207,518
Construction in progress                       6,494                   2,444

					     298,382                 281,984
Less accumulated depreciation                169,380                 147,100

Net property, plant and equipment         $  129,002              $  134,884

In 1994, the company sold one of its yarn manufacturing facilities.The net proceeds and gain from the sale amounted to $5,500,000 and $4,405,000, respectively.

NOTE 4-SHORT TERM AGREEMENTS

The company currently has short-term lines of credit with two lending banks totaling $8,000,000.There were no borrowings outstanding under these lines at December 30, 1995. Borrowings outstanding at December 31, 1994 were $1,000,000 with interest at 6.1%.

The company utilizes letters of credit for foreign sourcing of inventory. Trade letters of credit outstanding were $3,648,000, $2,026,000 and $9,715,000 at December 30, 1995, December 31, 1994 and January 1,
1994, respectively.

NOTE 5-LONG TERM DEBT

                                    					   DEC. 30,              Dec. 31,
(In thousands of dollars)                   1995                  1994

Amount due under revolving
   credit agreements                       $117,500              $104,000
10 5/8% senior notes due
   March 15, 2005                           110,000                    -
8 7/8% senior notes due
   June 1, 1999                                  -                 95,000
Term loan due July 31, 1996                      -                 15,997
Other indebtedness                              185                   358
                                   					    227,685               215,355
Less current maturities                         145               132,353

Total long-term debt                       $227,540             $  83,002


In March 1995, the company sold $110 million of 10 5/8% senior notes due March 15, 2005. Net proceeds from the sale, together with borrowings under the revolving credit facility, were used to pay principal, accrued interest and prepayment expenses related to the $95,000,000 aggregate principal amount of 8 7/8% senior notes due
June 1, 1999 and the $15,997,000 aggregate principal amount term loan due July 31, 1996. In connection with the repayment of the 8 7/8% senior notes and the term loan, the company was required to write off unamortized debt issuance costs and incurred a prepayment penalty.
The resultant one-time, after-tax charge amounted to $3,746,000 or 13 cents per share.

Concurrent with the sale of the 10 5/8% senior notes, the company entered into a three-year $225,000,000 revolving credit facility which replaced its existing two-year facility due to expire on October 5, 1995. The terms of the new agreement are substantially equivalent to those in the former facility and provide for borrowings at or below prime.

Tultex Corporation

All subsidiaries of the company full and unconditionally guarantee the company's obligations under the 10 5/8% senior notes on a joint and several basis.

The senior notes and revolving credit facility contain provisions regarding maintenance of net worth, indebtedness levels and restrictions on the payment of cash dividends. At December 30, 1995, the company was in compliance with all debt covenants. Consolidated retained earnings, which were free of dividend restrictions, amounted to $5,080,000 at December 30, 1995.

Interest paid by the company in 1995, 1994 and 1993 was $22,412,000, $18,598,000 and $16,830,000, respectively.The weighted average interest rates on borrowings under the revolving credit facility at December 30, 1995 and December 31, 1994 were 7.6% and 5.2%, respectively.

The aggregate maturities of long-term debt for each of the next five fiscal years are as follows:

(In thousands of dollars)                     Total

1996                                       $       145
1997                                                24
1998                                           117,509*
1999                                                 7
2000                                                 -

*Includes maturity of $117,500,000 outstanding under revolving credit facility.

At December 30, 1995 the fair value of the 10 5/8% Senior notes exceeded the carrying amount by approximately $2,100,000. Such fair value was determined using valuation techniques that considered cash flows discounted at current market rates in effect at the end of the year.

NOTE 6-DIVIDENDS

At December 30, 1995, dividends payable represented amounts paid on the company's 5% cumulative preferred stock on January 2, 1996. All stated dividends on the Series B cumulative preferred stock had been declared and paid prior to December 30, 1995.

During the second quarter of 1994, the company suspended the payment of dividends on its common stock. As of December 30, 1995, common stock dividends had not been reinstated.

NOTE 7-STOCK OPTIONS

In 1988, the company's stockholders ratified the 1987 Stock Option Plan under which 700,000 shares of common stock were reserved for stock option grants to certain officers and employees.The plan provided that options may be granted at prices not less than the fair market value on the date the option is granted, which means the closing price of a share of common stock as reported on the New York Stock Exchange composite tape on such day. Some options remain unexercised from the 1987 Stock Option Plan, which expired November 19, 1992.

On March 21, 1991, the company's stockholders ratified the 1990 Stock Option Plan under which 700,000 shares of common stock were reserved for stock option grants to certain officers and employees. Options granted under the 1990 Plan may be incentive stock options ("ISOs") or nonqualified stoc k options.The option price will be fixed by the Executive Compensation Committee of the Board at the time the option is granted, but in the case of an ISO, the price cannot be less than the share's fair market value on the date of grant. Grants must be made before October 18, 2000 and generally expire within 10 years of the date of grant. In exercising options, an employee may receive a loan from the company for up to 90% of the exercise price. Outstanding loans are shown as a reduction of stockholders' equity on the balance sheet.
On May 19, 1994, the stockholders approved an increase of 500,000 shares in the maximum number of shares to be issued pursuant to the exercise of options granted under the Plan, extended the date that grants could be made to October 27, 2003, and provided that no participant may be granted options in any calendar year for more than 50,000 shares of common stock.

A summary of the changes in the number of common shares under option for each of the three previous years follows:

Year  Ended                         Number       Per Share
December 30, 1995                 of Shares    Option Price

Outstanding at beginning of year  1,225,400    $ 5.13-$9.75
Granted                             181,000    $ 5.00-$5.50
Exercised                                 -               -
Expired                              82,300    $ 7.50-$7.63
Cancelled                            25,700    $ 5.00-$9.75

Outstanding at end of year        1,298,400    $ 5.00-$9.75

Exercisable at end of year        1,098,400    $ 5.00-$9.75

Shares reserved for future grant:
Beginning of year                   190,000

End of year                          23,000

Tultex Corporation

Year Ended                          Number       Per Share
December 31, 1994                 of Shares    Option Price

Outstanding at beginning of year    928,233    $ 6.88-$9.75
Granted                             397,500    $ 5.13-$6.00
Exercised                                 -               -
Expired                              20,000    $       9.13
Cancelled                            80,333    $ 6.00-$9.75

Outstanding at end of year        1,225,400    $ 5.13-$9.75

Exercisable at end of year        1,025,400    $ 5.13-$9.75

Shares reserved for future grant:
Beginning of year                    39,900

End of year                         190,000


Year Ended                          Number       Per Share
January 1, 1994                   of Shares    Option Price

Outstanding at beginning of year  1,015,833    $ 7.50-$9.63
Granted                             280,000    $ 6.88-$9.75
Exercised                           175,600    $ 7.63-$9.63
Expired                             165,000    $       7.88
Cancelled                            27,000    $ 7.63-$9.63

Outstanding at end of year          928,233    $ 6.88-$9.75

Exercisable at end of year          748,233    $ 6.88-$9.75

Shares reserved for future grant:
Beginning of year                   307,400

End of year                          39,900


NOTE 8-PROVISION FOR INCOME TAXES

The components of the provision for federal and state income taxes are summarized as follows:

(In thousands           DEC. 30,        Dec. 31,        Jan. 1,
of dollars)              1995             1994           1994

Currently payable:
Federal                 $ 4,965         $4,072          $ 1,192
State                       725            534              116
                     			  5,690          4,606            1,308
Deferred:
Federal                  (1,778)           590            1,723
State                      (512)           289              157
                       	 (2,290)           879            1,880
Total provision         $ 3,400         $5,485          $ 3,188

Tultex Corporation

Deferred income taxes resulted from the following temporary differences:

(In thousands            DEC. 30,       Dec. 31,        Jan. 1,
of dollars)               1995            1994           1994

Depreciation             $     63       $   579         $  2,095
Inventory                  (1,593)        1,388              (24)
Pension                      (395)           31             (486)
Abandonment loss               -             -               187
Intangible assets             608           299              283
Postretirement benefits      (156)          (58)            (172)
AMT credit carryforward     1,255        (1,617)              -
Bad debt and other
  allowances               (1,133)           99               (2)
Accrued liabilities          (512)           -                -
Other                        (427)          158               (1)

Total                    $ (2,290)       $  879         $  1,880


NOTE 8 (CONTINUED)
Significant components of the deferred tax liabilities and assets are as follows:

                               				      DEC. 30,     Dec. 31,
(In thousands of dollars)                1995         1994


Deferred tax liabilities:
Tax over book depreciation            $ 16,632     $ 16,569
Spare parts inventory                                   776
Intangible assets                        1,332          724
Inventory                                    -          177
Other                                        -          303

Gross deferred tax liabilities          17,964       18,549

Deferred tax assets:
Bad debt and other allowances            1,599          466
Inventory reserves                         640            -
Postretirement benefits                    390          234
Pension obligations                      1,326          931
Worker's compensation                      227          225
AMT credit carryforward                    362        1,617
Accrued liabilities                        512            -
Other                                      305          183

Gross deferred tax assets                5,361        3,656

Net deferred tax liabilities          $ 12,603     $ 14,893

Tultex Corporation

A reconciliation of the statutory federal income tax rates with the company's effective income tax rates for 1995, 1994 and 1993 was as follows:

                                          						   DEC. 30,    Dec. 31   Jan. 1,
                                        						     1995        1994       1994

  Statutory federal rate .....................     35%         35%       34
  State rate, net ............................      3           3         2
  Other ......................................     --           --       (1)

Effective income tax rate ....................     38%          38%      35

Income tax payments were $4,895,000, $4,659,000 and $4,512,000 for fiscal 1995,
1994 and 1993, respectively.

The company recently underwent an examination by the Internal Revenue Service for the years ended 1991, 1992 and 1993. The outcome of this examination did not materially impact the company's financial position or results of operations.

NOTE 9-EMPLOYEE BENEFITS
All qualified employees of the parent company and its Universal subsidiary are covered by a noncontributory, defined benefit plan. The benefits are based on years of service and the employee's highest five consecutive calendar years of compensation paid during the 10 most recent years before retirement. Prior service costs are amortized over 30 years.The status of the defined benefit plan as of December 30, 1995 and December 31, 1994 was as follows:

(In thousands of dollars)                    1995          1994

Fair value of plan assets, primarily
   listed stocks and corporate and
   government debt                           $  35,631     $  34,594

Accumulated benefit obligation,
   including vested benefits of $33,735
   and $26,733, respectively                    34,320        27,393
Additional benefits based on
   estimated future salary levels                4,512         6,002

Projected benefit obligation                    38,832        33,395

Plan assets in excess of projected
   benefit obligation                           (3,201)        1,199
Unrecognized net (gain) loss                     2,025        (1,273)
Unrecognized net transitional assets            (1,369)       (1,838)
Unrecognized prior service cost                    502           145

Accrued pension liability                    $  (2,043)    $  (1,767)

      The following rate assumptions were made for the plan:

                            				 1995      1994
Discount rate of return on
   projected benefit obligation  7.75%      8.5%
Rate of return on plan assets    10.0%     10.0%

Tultex Corporation

The long-term rate of salary progression for 1995 reflected an increase of 3.5% for the first two years, followed by 4% for six years with an ultimate rate of increase of 5% thereafter.The long-term rate for 1994 reflected no anticipated rate increase for the first year, followed by 3.5% for two years, 4% for six years and 5% thereafter.

Pension expense in 1995, 1994 and 1993 included the following components:

(In thousands of dollars)                        1995        1994      1993

Service cost-benefits earned
    during the period                            $  1,285    $ 1,707   $  1,861
Interest on projected benefit
   obligation                                       2,814      2,808      2,893
Actual (gain) loss on plan assets                  (4,542)     4,587     (2,362)
Net deferral                                          719     (9,000)    (1,919)

Net periodic pension cost                        $    276    $   102    $   473

The company's policy has been to fund the minimum required contribution after the end of the fiscal year plus interest on the contribution from the end of the plan year until paid.The company's Universal Industries subsidiary historically funded the maximum required contribution during the year.

The company has a nonqualified, unfunded supplementary retirement plan for which it has purchased cost recovery life insurance on the lives of the participants.The company is the sole owner and beneficiary of such policies.The amount of coverage is designed to provide sufficient revenues to recover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized. Expenses related to the plan were $577,000 in 1995, $536,000 in 1994 and $547,000 in 1993.The actuarially determined liability which has been included in other deferrals was $3,434,000 at December 30, 1995, $3,506,000 at December 31, 1994 and $3,190,000 at January 1, 1994.

Tultex Corporation

The following table sets forth the plan's status and amounts recognized in the company's financial statements at December 30, 1995 and December 31, 1994:

(In thousands of dollars)                  1995         1994

Fair value of plan assets              $      -     $      -

Accumulated benefit obligation,
   including vested benefits of
   $3,288 and $3,406, respectively        3,434        3,506
Additional benefits based on
   estimated future salary levels           402          433

Projected benefit obligation              3,836        3,939

Projected benefit obligation in excess
   of plan assets                        (3,836)      (3,939)
Unrecognized net loss                     1,229        1,271
Unrecognized prior service cost             260          280
Unrecognized transitional obligation        892          992
Adjustment required to recognize
   minimum liability                     (1,979)      (2,110)

Unfunded accrued
   supplementary cost                  $ (3,434)    $ (3,506)
Net supplementary pension cost for the three years included the following components:

(In thousands of dollars)     1995    1994    1993

Service cost-benefits earned
   during the period          $ 85    $139    $110
Interest on projected benefit
   obligation                  309     255     276
Net amortization               183     142     161

Net periodic supplementary
   pension cost               $577    $536    $547

Substantially all employees meeting certain service requirements are eligible to participate in the company's employee savings (401-k) plan. Employee contributions are limited to a percentage of their compensa-tion, as defined in the plan.The plan does not provide for any company contributions.

Substantially all employees are eligible to receive bonuses or profit-sharing distributions, the amounts of which are determined by the labor contract for employees covered by the collective bargaining agreement and on a discretionary basis for all other employees. Such expenses amounted to $2,044,000 in 1995, $1,791,000 in 1994 and $2,329,000 in 1993.

The company also provides certain postretirement medical and life insurance benefits to substantially all employees who retire with a

Tultex Corporation
minimum of 20 years of service for the period of time until the employee and any dependents reach age 65.The medical plan requires monthly contributions by retired participants which are dependent on the participant's length of service, age at the date of retirement and Medicare eligibility.The life insurance plan is noncontributory. Prior to 1993, the company expensed the costs relating to these unfunded plans as incurred.

In 1993, the company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions. The standard required companies to recognize the estimated costs of providing postretirement benefits on an accrual basis.The company elected the delayed recognition method of adoption which allows amortization of the initial transi-tional obligation over a 20-year period. At January 2, 1993, the actuarially determined accumulated postretirement benefit obligation was $5,101,000.

The amounts recognized in the company's balance sheet at December 30, 1995 and December 31, 1994 were as follows:

(In thousands of dollars)                               1995       1994

Accumulated postretirement benefit obligation           $ (6,973)  $ (7,066)
Unrecognized transitional obligation                       4,334      4,590
Unrecognized loss                                          1,770      1,847

Accrued liability                                       $   (869)  $   (629)

Net periodic postretirement benefit cost for 1995, 1994  and 1993 included the following components:
(In thousands of dollars)                        1995        1994        1993

Service cost-benefits earned
   during the period                             $   207     $  198      $  171
Interest on accumulated
   postretirement benefit obligation                 564        398         402
Amortization of accumulated
   postretirement benefit obligation                 256        256         256
Amortization of loss                                  63         -           -

Total periodic postretirement
   benefit cost                                  $ 1,090     $  852      $  829

The discount rate used in determining the accumulated postretirement benefit obligation was 7.75% for 1995, 8.5% for 1994 and 8% for 1993.The assumed medical cost trend rate was 11% in 1994, declining by 1% per year until an ultimate rate of 5.5% is achieved. For 1995, the rate used was 10%, still declining by 1% per year until reaching an ultimate goal of 5.5%.The effect of a 1% increase in the assumed health care cost trend rates for each future year would have increased the aggregate of 1995 service cost and interest cost by $69,000, and would have increased the December 30, 1995 accumulated postretirement benefit obligation by $456,000.

The adoption of SFAS No. 112, "Employers' Accounting for Postemployment Benefits" in 1994 had no material impact on the company's results of operations or financial position, as the company does not have significant post-employ-ment benefits.

Tultex Corporation

NOTE 10-QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
The following is a summary of the unaudited quarterly financial information for the years ended December 30, 1995 and December 31, 1994.

(In thousands of dollars
 except per share data)                     1995                 1994

Net Sales and Other Income
   1st quarter                              $  84,138            $  86,294
   2nd quarter                                120,986              101,900
   3rd quarter                                207,911              208,931
   4th quarter                                172,254              168,308

Total                                        $585,289            $ 565,433

Gross Profit
   1st quarter                               $ 20,445             $  18,511
   2nd quarter                                 25,275                18,757
   3rd quarter                                 46,303                44,136
   4th quarter                                 39,833                42,049

Total                                        $131,856             $ 123,453

Income Before Income Taxes and Extraordinary Loss on Early
Extinguishment of Debt
   1st quarter                               $(12,882)            $  (7,916)
   2nd quarter                                    (88)               (4,892)
   3rd quarter                                 14,889                11,924
   4th quarter                                  7,029                15,319

Total                                        $  8,948             $  14,435

Income Before Extraordinary Loss on Early Extinguishment of Debt
   1st quarter                               $ (7,987)            $  (4,908)
   2nd quarter                                    (62)               (3,033)
   3rd quarter                                  9,239                 7,393
   4th quarter                                  4,358                 9,498

Total                                        $  5,548             $   8,950

Net Income
   1st quarter                               $(11,733)            $  (4,908)
   2nd quarter                                    (62)               (3,033)
   3rd quarter                                  9,239                 7,393
   4th quarter                                  4,358                 9,498

Total                                        $  1,802             $   8,950

Net Income per Common Share Before Extraordinary Loss on Early Extinguishment of Debt
   1st quarter                               $   (.27)            $    (.18)
   2nd quarter                                   (.01)                 (.11)
   3rd quarter                                    .30                   .24
   4th quarter                                    .13                   .31

Total                                        $    .15             $     .26

Tultex Corporation

(In thousands of dollars
 except per share data)                     1995                 1994

Net Income per Common Share
   1st quarter                              $    (.40)           $     (.18)
   2nd quarter                                   (.01)                 (.11)
   3rd quarter                                    .30                   .24
   4th quarter                                    .13                   .31

Total                                       $     .02            $      .26

NOTE 11-COMMITMENTS
At December 30, 1995, the company was obligated under a number of noncancellable, renewable operating leases as follows:
               			    Data            Manufacturing
     (In thousands    Processing      Facilities and
      of dollars)     Equipment       Other           Total

    1996              $    2,755      $ 6,275         $ 9,030
    1997                   2,706        4,846           7,552
    1998                   1,588        3,867           5,455
    1999                   1,051        2,608           3,659
    2000                       -        2,203           2,203
    2001 and after             -       13,831          13,831

              		      $    8,100      $33,630         $41,730

Rental expense charged to income was $13,128,000 in 1995, $13,358,000 in 1994 and $15,092,000 in 1993.

The company has entered into various licensing agreements which permit it to market apparel with copyrighted logos and characters from the sports and entertainment industries. Under the terms of these agreements, the company is required to pay minimum guaranteed fees to certain licensors.The remaining minimum obligations under these agreements at December 30, 1995 were approximately $5,800,000 in fiscal 1996 and $8,000,000 in fiscal 1997.

NOTE 12-EMPLOYMENT AGREEMENTS
The company has entered into employment continuity agreements with certain of its executives which provide for the payments to these execu-tives of amounts up to three times their annual compensation plus continuation of certain benefits if there is a change in control in the company (as defined) and a termination of their employment.The maximum contingent liability at December 30, 1995 under these agree-ments was approximately $4,496,000. Under predefined events of termination the company could incur a maximum liability of $1,123,000.

NOTE 13-CONCENTRATION OF CREDIT RISK
The company's concentration of credit risk is limited due to the large number of primarily domestic customers who are geographically dispersed.The company has no customer that constituted 10% of net sales in 1995.There was one customer that constituted 10.4% of net sales in 1994 and no such customer in 1993. As disclosed on the balance sheet, the company maintains an allowance for doubtful accounts to cover estimated credit losses.

Tultex Corporation

NOTE 14- SHAREHOLDER RIGHTS PLAN
In March 1990, the Board of Directors of the company adopted a Shareholder Rights Plan and declared a dividend of one right for each outstanding share of common stock to shareholders of record on April
2, 1990. Each right entitles the registered holder to purchase from the company, until the earlier of March 22, 2000 or the redemption of the rights, one one-thousandth of a share of newly authorized Junior Participating Cumulative Preferred Stock, Series A, without par value, at an exercise price of $40.The rights are not exercisable or transferable apart from the common stock until the earlier of (i) 10 days following the public announcement that a person or a group of affiliated persons has acquired or obtained the right to acquire beneficial ownership of 10% or more of the company's outstanding common stock or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group owning 10% or more of the company's outstanding common stock.The company may redeem the rights at a price of $.01 per right at any time prior to the acquisition of 10% or more of the company's outstanding common stock or certain other triggering events.

NOTE 15-STOCK PURCHASE PLAN
In February 1994, the company initiated the Salaried Employees' Stock Purchase Plan. Under the plan, employees could elect to purchase shares of the company's common stock in amounts ranging from 20-
30% of their annual salary. Employees will pay for the stock through payroll deductions over a 60-month period. Interest at 6% per annum will be charged until the stock is fully paid and the shares will be held by the company until that time. Under the plan, 753,667 shares were issued at a price of $5.50. Of the $4,144,000 loans recorded for the shares, $2,777,000 has been collected, leaving an outstanding balance at December 30, 1995 of $1,367,000. Interest income realized in 1995 and 1994 on the loans was $138,000 and $188,000, respectively. In
January 1995, the directors of the company approved an amendment to the plan that allows an employee options for early payment of the loan.

NOTE 16-ADVERTISING COSTS
In fiscal 1995, the company adopted the provisions of the Accounting Standards Executive Committee's Statement of Position on Reporting Advertising Costs ("Statement"). The Statement required that certain advertising costs which were previously deferred and amortized over an anticipated benefit period be recognized currently in the statement of income. Advertising expense charged to income was $22,706,000 in 1995, $14,669,000 in 1994 and $9,934,000 in 1993. Selling, general and administrative expenses reported on the statement of income increased by approximately $5,000,000 in 1995 as a result of adopting this change in accounting method.

Tultex Corporation

NOTE 17-UNIONIZATION OF FACILITIES
In August 1994, hourly employees at the company's Martinsville, Virginia facilities voted for representation by the Amalgamated Clothing and Textile Workers Union (now known as the Union of Needletrades, Industrial and Textile Employees or UNITE).Tultex accepted a three-year contract with UNITE, which was ratified by an employee vote in March 1995.The contract covers approximately 2,100 employees in the Martinsville area. In May 1995, hourly employees at the company's
South Boston, Virginia sewing facility voted for representation by UNITE. A three-year contract was ratified by an employee vote in August 1995.The contract covers approximately 550 employ
South Boston area.

NOTE 18-INVESTMENT IN JOINT VENTURE
In November 1995, the company and four other investors completed the formation of Wide Open Performance Wear, Inc.Through its investment of $750,000 in cash, the company acquired a minority ownership in this newly-formed sportswear company which markets garments screenprinted with NASCAR graphics.


NOTE 19-CONDENSED CONSOLIDATING FINANCIAL INFORMATION

                                   					 Wholly-owned     Majority-owned
(In thousands of dollars)      Parent    Subsidiaries     Subsidiary         Eliminations     Consolidated
As of and for the year ended
December 30, 1995

Current assets               $267,300    $    206,137     $        3,559     $   (161,839)    $    315,157
Noncurrent assets             182,927          38,089                  -          (60,374)         160,642

Total assets                 $450,227    $    244,226     $        3,559     $   (222,213)    $    475,799

Current liabilities          $ 25,222    $    173,849     $        2,956     $   (161,714)    $     40,313
Noncurrent liabilities        246,463             (22)               (51)              39          246,429

Total liabilities            $271,685    $    173,827     $        2,905     $   (161,675)    $    286,742

Net sales                    $386,300    $    214,230     $        8,681     $    (23,922)    $    585,289
Costs and expenses            373,466         219,240              8,073          (24,438)         576,341

Pretax net income (loss)     $ 12,834    $     (5,010)    $          608     $        516     $      8,948

Tultex Corporation


                                   					  Wholly-owned    Majority-owned
(In thousands of dollars)      Parent     Subsidiaries    Subsidiary     Eliminations     Consolidated
As of and for the year ended
December 31, 1994

Current assets                 $242,754   $110,927        $   1,938      $    (65,712)    $    289,907
Noncurrent assets               185,383     41,894               -            (60,375)         166,902

Total assets                   $428,137   $158,821        $   1,938      $   (126,087)    $    456,809


Current liabilities            $153,163   $ 76,728        $   1,698      $    (64,536)    $    167,053
Noncurrent liabilities          101,098      1,611              (56)                2          102,655

Total liabilities              $254,261   $ 78,339        $   1,642      $    (64,534)    $    269,708

Net sales                      $341,420   $240,239        $   3,644       $    (19,870)   $    565,433
Costs and expenses              327,931    239,748            3,931            (20,612)        550,998

Pretax net income (loss)       $ 13,489   $    491        $    (287)      $        742    $     14,435

                                   					 Wholly-owned    Majority-owned
(In thousands of dollars)      Parent    Subsidiaries    Subsidiary      Eliminations     Consolidated
As of and for the year ended
January 1, 1994

Current assets                 $237,088  $    111,401    $        2,906  $     (62,704)   $    288,691
Noncurrent assets               203,828        44,578                -         (62,132)        186,274

Total assets                   $440,916  $    155,979    $        2,906  $    (124,836)   $    474,965

Current liabilities            $ 15,597  $     80,895    $        2,442  $     (53,796)   $     45,138
Noncurrent liabilities          257,459           486               (51)        (7,264)        250,630

Total liabilities              $273,056  $     81,381    $        2,391   $     (61,060)  $    295,768

Net sales                      $323,785  $    234,278    $        6,489   $     (30,941)  $    533,611
Costs and expenses              320,689       227,673             6,632         (30,474)       524,520

Pretax net income (loss)       $  3,096  $      6,605    $         (143)  $        (467)  $      9,091

Tultex Corporation
REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors of Tultex Corporation





     In our opinion, the accompanying consolidated balance sheet and related consolidated statements of income, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Tultex Corporation and its subsidiaries (the company) at December 30, 1995 and December 31, 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 1995, in conformity with generally accepted accounting principles.These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits.We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reason-able assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and significant estimates made by management, and evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for the opinion expressed above.

In 1993, the company changed its method of valuing inventory and accounting for postretirement medical and life insurance benefits, as discussed in Notes 2 and 9 of Notes to Financial Statements, respectively. In addition, in 1995, the company changed its method of recording advertising costs, as discussed in Note 16 of Notes to Financial Statements.

(Signature of Price Waterhouse LLP)
PRICE WATERHOUSE LLP



Winston-Salem, North Carolina

February 6, 1996

MANAGEMENT'S DISCUSSION AND ANALYSIS OF                      Tultex Corporation
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The company changed its method of determining cost of inventories from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method during the fourth quarter of fiscal 1993.This change has been applied retroactively by restating all prior periods.

RESULTS OF OPERATIONS

The following table presents the company's consolidated statement of operations items as a percentage of net sales:

                         			  DEC. 30, 1995       Dec. 31, 1994     Jan. 1, 1994
                      			     (52 WEEKS)          (52 weeks)       (52 weeks)

Net sales and
   other income                 100.0%              100.0%           100.0%

Cost of products sold            73.8                74.2             74.1

Depreciation                      4.0                 4.2              4.4

Selling, general and
   administrative                16.9                16.5             16.6

Gain on sale of facilities       (0.7)                 -                -

Interest                          3.8                 3.2              3.2

Total costs and expenses         98.5                97.4             98.3

Income (loss) before
   income taxes and extra-
   ordinary loss on early
   extinguishment of debt         1.5                 2.6              1.7

Provision for income taxes         .6                 1.0              0.6

Income (loss) before extra-
   ordinary loss on early
   extinguishment of debt          .9                 1.6              1.1

Extraordinary loss on early
   extinguishment of debt
   (net of income taxes of
   $2,296)                        (.6)                  -                -

Net income (loss)                  .3%                1.6%             1.1%

Note: Certain items have been rounded to cause the columns to add to 100%.

Tultex Corporation

Fiscal Year 1995 Compared to Fiscal Year 1994

Net Sales and Other Income for the year ended December 30, 1995 increased $19.9 million, or 3.5%, over the prior year level of $565.4 million.The increase was attributable primarily to increased sales volume in the activewear line.This increase was partially offset by decreases in licensed apparel and licensed headwear sales due to the National Hockey League lockout, Major League Baseball strike and retailer reluctance to buy National Basketball Association apparel until a labor agreement was reached in September. Activewear sales in fiscal
1995 increased $43.4 million or 12.6% over fiscal 1994 from $344.4 million to $387.8 million. Licensed apparel sales decreased $17.2 million or 11.3% to $135.4 million as compared to fiscal 1994, while licensed headwear sales decreased $6.4 million or 9.4% to $62.0 million. Sales of Discus Athletic(R) activewear increased 29.9% to $75.8 million, and sales of Logo Athletic(R) licensed apparel increased 42.8% to $92.0 million. Sales of jersey products were $93.1 million for the fiscal year ended December 30, 1995, representing 24.0% of the company's activewear sales during such period compared to 16.5% for fiscal 1994. Cost of Products Sold as a percentage of sales improved in fiscal 1995, decreasing from 74.2% in fiscal 1994 to 73.8%.This reduction resulted primarily from manufacturing efficiencies realized from increased production schedules and higher average selling prices. Costs were reduced in spite of growth in jersey volume, which typically produces lower margins, and increased raw material costs. Raw material costs were higher in 1995 than in 1994 as a result of the increased price of both raw cotton and polyester fiber. Cotton prices fluctuate based on the relationship between supply and demand, with prices increasing as demand increases and/or supply decreases.The company expects its cotton prices for 1996 to be relatively unchanged from 1995. As of March 12, 1996, the company has fixed the price on approximately 50% of its planned cotton purchases for fiscal 1996.

Depreciation expense as a percentage of sales was 4.0% for fiscal 1995 and 4.2% for fiscal 1994. Depreciation expense in 1995 was $23.2 million, which was $0.8 million or 3.4% lower than fiscal 1994 levels due to relatively low capital expenditures.

Selling, General and Administrative ("S,G&A") e xpenses increased $5.7 million in 1995. As a percentage of net sales, S,G&A expenses were 16.9% in 1995 and 16.5% in 1994. Higher S,G&A expenses in 1995 resulted from higher advertising expenses and increases in the company's provision for bad debts. Included in the company's 1995 advertising expenses were $5.0 million in deferred advertising costs which were charged off as required by the Accounting Standards
Executive Committee's Statement of Position on Reporting Advertising Costs.This statement first became effective for the company at the beginning of fiscal 1995.The decision to increase the bad debt provision was made in response to difficulties currently facing customers in the retail and wholesale business sectors.

Operating income (income before interest, income taxes and gain on sale of facility) increased 9.6% during the 1995 fiscal year to $30.9 million compared to $28.2 million for fiscal 1994.This increase was due to the improved performance of the company's activewear business.

Tultex Corporation

Interest expense as a percentage of sales increased from 3.2% of sales in fiscal 1994 to 3.8% of sales in fiscal 1995. Interest expense increased $3.8 million or 20.9% in 1995 over 1994, from $18.2 million to $22.0 million primarily as a result of higher average rates partially offset by lower average borrowing requirements.The nature of the company's business requires extensive seasonal borrowings to support its working capital needs. During fiscal 1994, revolving credit facility borrowings averaged $155.3 million at an average rate of 5.2%. During fiscal 1995, average borrowings under the revolving credit facility were $136.4 at an average rate of 7.6%.The reduction in average borrowings was due to the company's continuing emphasis on increasing cash management.

Provision for Income Taxes is a function of pretax earnings and the combined effective rate of federal and state income taxes.The effective rate for combined federal and state income taxes was 38% in 1995 and 1994.The provision for income taxes decreased $2.1 million in 1995 as a result of lower pretax earnings. As a percentage of net sales, it decreased to 0.6% in fiscal 1995 from 1.0% in fiscal 1994.

Fiscal Year 1994 Compared to Fiscal Year 1993
Net Sales and Other Income for fiscal 1994 increased $31.8 million or 6.0% over 1993 from $533.6 million to $565.4 million.The 1994 sales growth was due to increased sales volume in the activewear and licensed headwear lines partially offset by a decrease in other licensed apparel sales. Unit sales volume of activewear apparel increased 12% from the prior year's level, while the average selling price of activewear decreased approximately 3% from 1993.The 1994 average selling price decline of activewear products was primarily due to proportion-ately higher shipping volume of jersey products, which sell at lower prices than fleece garments.

Cost of Products Sold as a percentage of sales in fiscal 1994 remained relatively unchanged from 1993, increasing from 74.1% to 74.2%. Continuing efficiency improvements and overhead reductions during 1994 helped contain total costs. Costs were contained notwithstanding growth of jersey volume, which typically produces lower margins, increased raw material costs and product improvements. Utilization of the company's manufacturing and distribution facilities improved in the second half of 1994 as a result of the increased demand for activewear. Raw material costs were higher in 1994 than in 1993 as a result of the increased price of raw cotton.

Depreciation expense as a percentage of sales decreased to 4.2% of sales for 1994 from 4.4% for 1993. Depreciation expense increased by $0.6 million or 2.6% over 1993 from $23.4 million to $24.0 million, due to fixed asset additions.

Selling, General and Administrative expenses decreased as a percent-age of sales to 16.5% in 1994 from 16.6% in 1993. S,G&A expenses increased $5.1 million in 1994.This increase was primarily attributable to higher advertising costs and sales commissions in activewear lines, especially relating to the company's Discus Athletic brand, and higher royalties in the licensed apparel lines.

Tultex Corporation

Interest expense was 3.2% of sales for both 1994 and 1993. Interest expense increased $1.2 million or 7.1% in 1994 over 1993, from $17.0 million to $18.2 million, primarily as a result of higher average borrow-ings to finance working capital requirements.

Provision for Income Taxes reflects an effective tax rate for combined federal and state income taxes of 38% in 1994 and 35% in 1993.The increase in provision for income taxes was due to higher pretax earnings and higher effective federal and state income tax rates.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Net working capital at December 30, 1995 increased $152.0 million or 123.7% to $274.8 million from $122.8 million at December 31, 1994.
This increase resulted primarily from the completion of the refinancing which is described later and which caused the reclassification of $104.0 million of borrowings from current maturities at year-end 1994 to long-term debt at year-end 1995. Net accounts receivable increased $3.0 million from December 31, 1994 to December 30, 1995.

Inventories traditionally increase during the first half of the year to support second-half shipments. In 1995, inventories peaked on July 1 1995. As of December 30, 1995, inventories had increased approxi-mately $27.8 million or 21.3% from December 31, 1994, while sales had increased 3.5% in fiscal 1995 versus fiscal 1994.The increase in inventory, particularly fleece product, was due to lower than anticipated consumer spending at retail during the latter part of fourth quarter. Additionally, the company increased its jersey inventory supply in order to meet anticipated first quarter 1996 sales demand.The current ratio (ratio of current assets to current liabilities) at December 30, 1995 was
7.8 compared to 1.7 at December 31, 1994.The increase in the current ratio was due mainly to higher current maturities of debt at year-end 1994.

In first quarter 1995, the company signed a three-year $225 million revolving credit facility which replaced its existing facility due to expire on October 5, 1995.The credit facility has a three-year term which expires in April 1998 but which allows for two one-year extensions. In first quarter 1995, the company also sold $110 million of 10 5/8% senior notes due March 15, 2005.The senior notes require no principal payments until 2005 with interest due semi-annually.These notes, which were priced at par, were used to repay existing indebtedness of the company. In connection with these transactions, the company recognized a one-time, after-tax charge of $3,746,000, or 13 cents per share, representing unamortized debt issuance costs and a prepayment premium. While this refinancing has resulted in higher interest expense, the company believes that the longer maturity and increased covenant flexibility provided under the terms of these agreements will allow the company to continue its long-term investment in brand promotion and higher margin products.Total indebtedness at December 30, 1995 consisted primarily of the senior notes totaling $110.0 million and $117.5 million outstanding under the revolving credit facility.The company's average credit facility borrowings during fiscal 1995 were $136.4 million and its peak borrowing was $182.6 million at September
5, 1995. As of December 30, 1995, the company was in compliance with all debt covenants.

Tultex Corporation

In fiscal 1995, net cash provided by operations was $6.9 million compared to $24.6 million in fiscal 1994. Cash used for capital expenditures increased $8.7 million in fiscal 1995 from $8.6 million to $17.3 million.The company has budgeted approximately $16 million for capital expenditures in fiscal 1996. Cash provided by financing activities was $7.4 million for fiscal 1995 compared to cash used by financing activities of $24.1 million as a result of increased borrowing require-ments.The company expects that its short-term borrowing needs will be met through cash generated from operations and borrowings under the revolving credit facility. In addition, the notes will require no scheduled repayments until their maturity in 2005. Debt as a percentage of capitalization was 54.6% at December 30, 1995 compared to 53.6% at December 31, 1994.The company's long-term goal is to reduce debt as a percentage of total capitalization to 40%.

Stockholder's equity increased $2.0 million during fiscal 1995 primarily due to net income of $1.8 million and net proceeds from the employee stock purchase plan of $2.1 million.This increase was partially offset by cash dividends on the company's preferred stock of $1.9 million. Substantially contemporaneously with the consummation of the senior note offering, the company paid the current dividend and existing dividend arrearage on its preferred stock totaling $1.4 million and has continued paying quarterly dividends thereon.

SELECTED FINANCIAL DATA                                       Tultex Corporation

                                                       								1995             1994           1993          1992        1991
(In thousands of dollars except per share data)                (52 WEEKS)       (52 weeks)     (52 weeks)    (53 weeks)  (52 weeks)
Summary of Operations:

Net sales and other income                                     $    585,289     $    565,433   $  533,611    $ 503,946   $  349,910
Costs and operating expenses                                        554,389          532,847      507,524      470,155      330,079

Operating income                                                     30,900           32,586       26,087       33,791       19,831
Interest expense                                                     21,952           18,151       16,996       13,540        9,064

Income before income taxes, cumulative effect of a
   change in accounting principle and extraordinary
     loss on early extinguishment of debt                             8,948           14,435        9,091       20,251       10,767
Provision for income taxes                                            3,400            5,485        3,188        7,060        3,443

Income before cumulative effect of a change in
  accounting principle and extraordinary loss on early
     extinguishment of debt                                           5,548            8,950        5,903       13,191        7,324

Cumulative effect of a change in accounting principle                     -                -            -            -         2,848
Extraordinary loss on early extinguishment of debt                   (3,746)              -            -            -           -

Net Income                                                            1,802            8,950        5,903       13,191       10,172
Less preferred dividend requirement                                   1,135            1,135        1,135        1,041           10
Balance to common stock                                        $        667     $      7,815   $    4,768   $   12,150   $   10,162

Weighted average number of common shares
   outstanding*                                                      29,810           29,685        28,961      28,872       28,862

Shares outstanding at year end*                                      29,824           29,807        29,053      28,878       28,862

Tultex Corporation

                                                       								1995             1994           1993          1992        1991
(In thousands of dollars except per share data)                (52 WEEKS)       (52 weeks)     (52 weeks)    (53 weeks)  (52 weeks)
Income before cumulative effect of a change in
  accounting principle and extraordinary loss on early
     extinguishment
     of debt                                                   $     .15        $     .26      $     .16     $    .42     $    .25

Net income                                                     $     .02        $     .26      $     .16     $    .42     $    .35

Dividends declared (Note 6)                                    $     .00        $     .05      $     .20     $    .20     $    .32

Book value                                                     $    5.83        $    5.74      $    5.64     $   5.67     $   5.44

Year-End Data:

Current assets                                                 $ 315,157        $ 289,907      $  288,691    $ 249,327    $171,692
Current liabilities                                               40,313          167,053          45,138      122,610      86,681

Working capital                                             $    274,844    $    122,854    $    243,553    $    126,717   $ 85,011

Inventories                                                 $    157,946    $    130,183    $    157,278    $    130,166   $ 89,368
Property, plant and equipment (net)                              129,002         134,884         151,775         153,188    140,426
Total assets                                                     475,799         456,809         474,965         435,818    314,957
Bank notes payable                                                    -            1,000               -          79,825     55,762
Current portion of long-term debt                                    145         132,353           8,524           2,268      2,443

Capital Invested:
Long-term debt                                                  $227,540        $ 83,002        $230,914        $118,438   $ 56,827
Stockholders' equity                                             189,057         187,101         179,197         178,793    157,091

Total capital in vested                                      $   416,597        $270,103     $   410,111        $297,231   $213,918

Return on average total capital invested                            0.5%            2.6%            1.7%            5.2%       4.6%
Long-term debt as a percentage of total capital                    54.6%           30.7%           56.3%           39.8%      26.6%

     Years prior to 1993 have been restated to reflect the acquisition of Universal Industries, Inc. treated as a pooling of interests, and to reflect a change in accounting method from LIFO to FIFO.

     *As adjusted for stock splits, stock dividends and shares issued in pooling-of-interests acquisition of Universal Industries, Inc. in 1992.

COMMON STOCK PRICES AND
DIVIDEND INFORMATION                                         Tultex Corporation

The company's common stock is listed on the New York Stock Exchange under the symbol TTX.The following table shows the daily high, low and closing quotations and dividends per share paid by quarters:


              		 52 Weeks ended December 30, 1995           52 Weeks ended December 31, 1994
              		 Range of Quotations                        Range of Quotations

                                   					    Dividends                                  Dividends
Quarter Ended    Low      High     Close    per Share       Low      High     Close    per Share

April 1          $4 1/8   $5 1/8   $4 5/8    $      -       $5 1/8   $7 7/8   $6 7/8   $     .05
July 1            4 5/8    5 7/8    5 5/8           -        4 1/8    7 1/8    4 3/4           -
September 30      5 1/4    6 1/2    5 3/8           -        4 1/2    5 3/8    4 3/4           -
December 30       4        5 3/8    4 1/8           -        4 1/4    6        4 7/8           -



See Note 5 to Consolidated Financial Statements for restrictions of consolidated retained earnings. At December 30, 1995, $5,080,000 of consolidated retained earnings were free of dividend restrictions.



SHARES OF STOCK

The average number of shares of common stock for the year was 29,810,415 shares.The common shares outstanding at year-end amounted to 29,824,371.



STOCK DIVIDENDS AND STOCK SPLITS

Stock dividends and stock splits in the last 10 years include a three-for-two split on July 31, 1987, and a two-for-one stock split on July 31, 1986.

GENERAL INFORMATION
Stock Listing
Traded on the New York Stock Exchange under the symbol -- TTX

Form 10-K Request
Copies of the company's report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:
  Kathy Rogers
  Corporate Secretary
  Tultex Corporation
  P.O. Box 5191
  Martinsville, VA 24115
  or by calling 540-632-2961, extension 3830

Shareholder Relations
If you have questions regarding your stock, you may contact:
  Regina Haynes
  Supervisor-Shareholder Relations
  Tultex Corporation
  P.O. Box 5191
  Martinsville, VA 24115
  540-632-2961, extension 3831

Corporate Office
Tultex Corporation
P.O. Box 5191
Martinsville, VA 24115
540-632-2961
FAX: 540-632-8000

General Counsel
Hunton & Williams
P.O. Box 1535
Richmond, VA 23212
804-788-8200

Independent Accountants
Price Waterhouse LLP
1800 One Triad Park
Winston-Salem, NC 27101
910-725-0691

Transfer Agent
First Union National Bank of NC
Shareholder Services Group
230 South Tryon Street
Charlotte, NC 28288-1153
800-829-8432

Corporate Officers
J. M. Franck
Chairman of the Board

C. W. Davies, Jr.
President and Chief Executive Officer

O. R. Rollins
Executive Vice President and General Counsel

J. J. Smith
Vice President-Customer Services

W. J. Gardner, Jr.
Vice President-Operations

B. A. Ratliff
Vice President-Sourcing, Contracting and Strategic Planning

D. P. Shook
Vice President-Administration

W. J. Caruba
Vice President-Sales and Marketing

S. H. Wood
Vice President and Chief Financial Officer

K. W. Walsh
Treasurer

K. H. Rogers
Corporate Secretary

R. C. Haynes
Assistant Secretary

W. T. Moore
Assistant Treasurer

Board of Directors
J. M. Franck

C. W. Davies, Jr.

L. M. Ewers, Jr.
Partner
Hunton & Williams, Attorneys at Law

I. M. Groves, Jr.
Retired Chairman and Chief Executive Officer
Mainstreet BankGroup, Incorporated
(formerly Piedmont BankGroup, Incorporated)

H. R. Hunnicutt, Jr.
Retired Chairman and Chief Executive Officer of the Company

F. K. Iverson
Chairman
Nucor Corporation

B. M. Jacobson
Partner
Katz, Sapper & Miller
Certified Public Accountants

R. M. Simmons Jr.
Retired Chairman of the Board
Virginia Carolina Freight Lines, Inc.

Committees of the Board

Audit Committee
I. M. Graves, Jr.
B. M. Jacobson

Executive Compensation Committee
L. M. Ewers, Jr.
R. M. Simmons, Jr.

Nominating Committee
J. M. Franck
H. R. Hunnicutt, Jr.
F. K. Iverson

We would like to take this opportunity to express our sadness upon the death of
J. Burness Frith, who retired from our board in May 1995. He had been a director of the company since 1978. He will be missed by all of us at Tultex, as well as the Martinsville and Henry County community.

TULTEX
Tultex Corporation
PO Box 5191
Martinsville VA 24115