Form 10-K, Exhibit 13
period 1996-12-28
TULTEX CORP
filed 1997-03-28
CIK 100166

                                                                      Exhibit 13

TULTEX                          1996 ANNUAL REPORT

(Action photo of volleyball player with DISCUS logo clothing)

CONTENTS

1  Financial Highlights

2  To Our Stockholders

6  Balance Sheet

7  Statement of Income

8  Statement of Changes in Stockholders' Equity

9  Statement of Cash Flows

10 Notes to Financial Statements

19 Report of Independent Accountants

20 Management's Discussion and Analysis

22 Selected Financial Data

23 Common Stock Prices and Dividend Information

24 General Information, Officers and Directors

Inside Back Cover: Plant Locations,
Subsidiaries, Company-Owned Stores

ABOUT OUR COMPANY

Tultex Corporation is one of the world's largest manufacturers and marketers of casual apparel, including activewear, licensed apparel and caps. The vertically integrated company has broad distribution for its products in the retail and wholesale channels. Products are sold under such brand names as Discus Athletic R, LogoAthletic R, Logo 7 R, Tultex R and TrackGear TM. Licenses include the NFL,
NBA, MLB, NHL, NASCAR and college.

The company operates yarn, fabric, sewing and distribution facilities in Virginia, North Carolina, Indiana, Massachusetts and Jamaica. In addition, Tultex has contractors in Mexico, Central
America, Canada and the Caribbean. Licensed apparel is sourced from China, Korea, and Taiwan.

Through its strategies, Tultex continues its transformation into a customer-driven, higher-margin apparel company. These strategies are:

1.  Growing emphasis on higher-margin branded products;
2.  Increasing higher-margin distribution channels for activewear;
3.  Developing strategic partnerships with major customers;
4.  Further reducing operation costs;
5.  Creating a stable financial platform.

(On the cover: Katy Eldridge, outside hitter for Team Discus, which finished third in the 1996 Bud Light Pro Beach Volleyball Series)

FINANCIAL HIGHLIGHTS                                         Tultex Corporation



Fiscal years ended:                                                      Dec. 28, 1996   Dec. 30,31, 1995        %Increase
                                                                          (52 Weeks)       (52 weeks)            (Decrease)
                                                                           (In thousands of dollars except per share data)
Operating Results:
Net sales and other income                                                $636,341           $585,289                 8.7%
Income before income taxes and extraordinary
    loss on early extinguishment of debt                                  $ 26,933           $  8,948               201.0%
Net income before extraordinary loss on early
    extinguishment of debt                                                $ 16,699           $  5,548               201.0%
Net income                                                                $ 16,699           $  1,802               826.7%
Return on average common stockholders' equity (1)                              9.2%               1.0%                  -

Per Share of Common Stock:
Net income before extraordinary loss on early
    extinguishment of debt (2)                                            $    .53           $    .15               253.3%
Net income (2)                                                            $    .53           $    .02             2,550.0%
Book value                                                                $   6.40           $   5.83                 9.8%

Year-End Status:
Working capital                                                           $275,491           $274,844                  .2%
Property, plant and equipment-net                                         $136,426           $129,002                 5.8%
Total assets                                                              $500,780           $475,799                 5.3%
Long-term debt                                                            $223,616           $227,540                (1.7)%
Common stockholders' equity                                               $187,730           $173,859                 8.0%
Shares of common stock outstanding                                      29,333,571         29,824,371                (1.6)%
Number of stockholders                                                       2,585              2,932               (11.8)%
Number of employees                                                          6,618              6,835                (3.2)%

Other:
Depreciation                                                              $ 21,497           $ 23,163                (7.2)%
Capital expenditures                                                      $ 29,048           $ 17,337                67.5%
Interest expense                                                          $ 21,742           $ 21,952                (1.0)%
Cash dividends - common and preferred                                     $  1,135           $  1,986               (42.8)%

(1) After extraordinary loss on early extinguishment of debt of $3,746,000 during the first quarter of 1995.
(2)  Based on weighted average number of shares outstanding.
See Notes to Financial Statements.

TO OUR STOCKHOLDERS

By aggressively sticking to the strategies we imple-mented in 1994, we are able to report good results to our company owners. In spite of relatively high raw material costs, our margins improved. We are now clearly benefiting from our investment in our Discus
Athletic (R) and LogoAthletic (R) brands and our cost reduction initiatives.

Overall, our branded and premium private label busi-ness was up 24% over 1995 levels. We are particularly pleased with the results of our licensed apparel busi-ness which was up 16% in 1996, achieving results comparable to 1993, the year prior to the hockey lockout and baseball strike. We saw dramatic increases in both our NFL and NBA business in 1996 over 1995.

Additionally, our business with screen printers and distributors grew 10% in the year. Our people have done a good job in growing this sector of our business, which carries high margins. Increased penetration into this channel of distribution will continue as a key growth strategy for us in 1997.

Sales for the year were $636.3 million versus $585.3 million during the previous 12 months. Net income for the year ended December 28, 1996 was $16.7 million, or 53 cents per share, compared with $1.8 million, or 2 cents per share, for the year ended December 30, 1995. In 1995, Tultex incurred a $6.8 million, or 23 cents per share, after-tax charge related to the company's debt refinancing and a required change in the method of recording advertising costs.

At year-end, our debt was $229.7 million which repre-sents a modest improvement in our debt-to-capital ratio.
This reduction was achieved even while acquiring a dyeing plant in Asheville, N.C., repurchasing 500,000
Tultex shares, and increasing our investment in Track
Gear, our licensed apparel subsidiary focused on the motorsports industry.


Net Sales                               Operating Income
(in millions)                           (in millions)

(Bar Chart Appears Here)                        (Bar Chart Appears Here)
Year            Net Sales               Year            Operating Income
1994            $565.4                  1994            $28.2
1995            $585.3                  1995            $35.9(1)
1996            $636.3                  1996            $48.7

                                        (1)Excludes a $5 million charge relating to a required change in the method of recording advertising costs.

The Asheville dyeing facility provides us with 25% more capacity. We are experiencing increased demand for our premium, heavier-weight products, and this new facility gives us the ability to better serve our custom-ers' quality and service requirements.

As mentioned, almost 500,000 Tultex shares were repurchased during 1996, all at below book value.
Acquiring those shares is an excellent investment for our shareholders, particularly now as the market is starting to recognize our potential. We will look for additional opportunities to enhance your investment through this repurchase program.

TrackGear provides us with a tremendous growth opportunity in NASCAR, a rapidly-expanding segment of the licensed business. We recently announced our primary sponsorship of Roush Racing's Grand National
Series car, driven by Jeff Burton. No other apparel company currently has this level of investment in the sport of racing. Given the increasing popularity and fan loyalty of NASCAR, we feel this sponsorship is a wise investment and contributes to the authenticity of the TrackGear TM brand.

As we enter into our 60th year after 59 profitable years, we will be focused on continuing to aggressively grow our business as we did in 1996. We expect revenue growth to come from our Discus Athletic and LogoAthletic brands and premium private label prod-ucts, as well as increased penetration in the wholesale channel of distribution.

(Photograph of Troy Aikman, Dallas Cowboy football player)

Caption: Sales of licensed products in 1996 were a record $228 million, a 16% increase over the previous year. While headwear sales remained consistent with the previous year, apparel sales increased dramatically in 1996. We saw our sales volume for licensed apparel restored to 1993 levels, the year prior to the baseball strike and hockey lockout.

Increasing brand awareness for LogoAthletic (R) will continue to be an integral part of the Tultex growth strategies. Marketing and promotional campaigns have propelled this brand into the marketplace, developing consumer and retailer interest. Highly effective commercials and endorsements with high-profile athletes like Dallas Cowboys Quarterback Troy Aikman reinforce the authenticity of our products.

Growth in Branded/Premium
Private Label Sales
(Tultex sales in millions)

(Bar Chart appears here)


Year    Total Sales     Branded/Premium Private Label
        (in millions)   (% of total sales)
1993    $534            14%
1994    $565            25%
1995    $585            33%
1996    $636            38%

(Photo of recreational baseball player appears here)

Caption: In 1996, Tultex continued to experience success in growing its branded and premium private label business. In 1996, this better margin business grew to $239.3 million of sales versus
$193.4 million in 1995, for a 23.7% increase.

A key part of this branded strategy is to continue building awareness of the Discus
Athletic (R) name. As in 1996, Discus Athletic will reach a large number of consumers through national television advertising, with a concen-tration on high-visibility national sports programming. Other marketing strategies to promote Discus will include support of college sports efforts through sponsorships and increasing the brand's presence on college campuses.

We believe there are more opportunities to continue to drive our costs down, while increasing the value of our products-a combination that is critical to our success.
This includes continuing to invest in offshore production while improving the productivity of our domestic opera-tions. Sourcing more and more products, particularly as we diversify our branded lines, will also present value-added, cost-saving opportunities for us in the future. In addition, more normal fiber prices will further reduce our costs and help to improve our bottom line in 1997.

In order to sustain revenue growth and gain market share, however, we must become bigger. Our industry continues its consolidation trend and growth through acquisition is inevitable. In 1997 and into the next century, we will be looking for synergistic opportunities that will strengthen our company and enhance our competitive position.

On a more personal note, we would like to express our appreciation to Mr. Don Shook, Vice President-Admini-stration, for his many years of service to Tultex. Mr. Shook retired at the end of 1996 after more than 20 years with the company. We also take this opportunity to welcome
Mr. Seth Bernstein of J.P. Morgan to our Board. We have no doubt that Mr. Bernstein's experience will be beneficial to us as our company continues to grow.

We believe 1997 offers good prospects to continue the trend of improvement we saw in 1996, and we look forward to the opportunities ahead.

Sincerely,

(Signature of John M. Franck appears here)
John M. Franck
Chairman

(Signature of Charles W. Davies, Jr. appears here)
Charles W. Davies, Jr.
President and Chief Executive Officer

                               TULTEX CORPORATION

                                 BALANCE SHEET

                                                               DEC. 28, DEC. 30,
                                                                 1996     1995
                                                               -------- --------
                                                               (IN THOUSANDS OF
                                                                    DOLLARS
                                                                 EXCEPT SHARE
                                                                     DATA)
ASSETS
Current Assets:
 Cash and equivalents........................................  $  1,654 $  1,981
 Accounts receivable, less allowance for doubtful accounts
  of $3,762 (1996) and $4,227 (1995).........................   160,107  142,732
 Inventories (Note 2)........................................   162,283  157,946
 Prepaid expenses............................................     7,877   12,498
                                                               -------- --------
Total current assets.........................................   331,921  315,157
Property, plant and equipment, net of depreciation (Note 3)..   136,426  129,002
Intangible assets............................................    24,333   25,550
Other assets.................................................     8,100    6,090
                                                               -------- --------
TOTAL ASSETS.................................................  $500,780 $475,799
                                                               ======== ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Notes payable to banks (Note 4).............................  $  5,628 $     --
 Current maturities of long-term debt (Notes 5 and 19).......       424      145
 Accounts payable--trade.....................................    33,981   27,017
 Accrued liabilities--other..................................    14,429   11,868
 Dividends payable (Note 6)..................................       284        2
 Income taxes payable........................................     1,684    1,281
                                                               -------- --------
Total current liabilities....................................    56,430   40,313
                                                               -------- --------
Long-term debt, less current maturities (Notes 5 and 19).....   223,616  227,540
                                                               -------- --------
Deferrals:
 Deferred income taxes (Note 8)..............................    12,890   12,603
 Other.......................................................     4,916    6,286
                                                               -------- --------
Total deferrals..............................................    17,806   18,889
                                                               -------- --------
Stockholders' equity (Notes 5, 6, 7, 14 and 15):
 5% cumulative preferred stock, $100 par value;
  authorized--22,000 shares,
  issued and outstanding--1,975 shares (1996 and 1995).......       198      198
 Series B, $7.50 cumulative convertible preferred stock;
  authorized, issued and outstanding--150,000 shares (1996
  and 1995)..................................................    15,000   15,000
 Common stock, $1 par value; authorized--60,000,000 shares,
  issued and outstanding --29,333,571 shares (1996) and
  29,824,371 shares (1995)...................................    29,334   29,824
 Capital in excess of par value..............................     3,416    5,347
 Retained earnings...........................................   155,663  140,099
                                                               -------- --------
                                                                203,611  190,468
  Less notes receivable from stockholders....................       683    1,411
                                                               -------- --------
Total stockholders' equity...................................   202,928  189,057
                                                               -------- --------
Commitments and contingencies (Notes 11, 12 and 13)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................  $500,780 $475,799
                                                               ======== ========

  The accompanying Notes to Financial Statements are an integral part of this statement.

                               TULTEX CORPORATION

                              STATEMENT OF INCOME

                                                      FISCAL YEARS ENDED:
                                                   ---------------------------
                                                   DEC. 28, DEC. 30,  DEC. 31,
                                                     1996     1995      1994
                                                     (52      (52       (52
                                                    WEEKS)   WEEKS)    WEEKS)
                                                   -------- --------  --------
                                                    (IN THOUSANDS OF DOLLARS
                                                     EXCEPT PER SHARE DATA)
Net sales and other income.......................  $636,341 $585,289  $565,433
                                                   -------- --------  --------
Costs and expenses:
 Cost of products sold...........................   469,715  432,062   419,769
 Depreciation....................................    21,497   23,163    23,973
 Selling, general and administrative (Note 16)...    96,454   99,164    93,510
 Gain on sale of facilities......................       --       --     (4,405)
 Interest........................................    21,742   21,952    18,151
                                                   -------- --------  --------
Total costs and expenses.........................   609,408  576,341   550,998
                                                   -------- --------  --------
Income before income taxes and extraordinary loss
 on early extinguishment of debt.................    26,933    8,948    14,435
Provision for income taxes (Note 8)..............    10,234    3,400     5,485
                                                   -------- --------  --------
Income before extraordinary loss on early
 extinguishment of debt..........................    16,699    5,548     8,950
Extraordinary loss on early extinguishment of
 debt (Net of income taxes of $2,296) (Note 5)...       --    (3,746)      --
                                                   -------- --------  --------
NET INCOME.......................................  $ 16,699 $  1,802  $  8,950
                                                   ======== ========  ========
Income per Common Share:
 Income before extraordinary loss on early
 extinguishment of debt..........................  $    .53 $    .15  $    .26
 Extraordinary loss on early extinguishment of
 debt............................................       --      (.13)      --
                                                   -------- --------  --------
NET INCOME.......................................  $    .53 $    .02  $    .26
                                                   ======== ========  ========
DIVIDENDS PER COMMON SHARE (NOTE 6)..............  $    .00 $    .00  $    .05
                                                   ======== ========  ========

  The accompanying Notes to Financial Statements are an integral part of this statement.

                               TULTEX CORPORATION

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

                                                       CAPITAL
                                                         IN
                             5%     SERIES B           EXCESS                NOTES         TOTAL
                          PREFERRED PREFERRED COMMON   OF PAR   RETAINED  RECEIVABLE-  STOCKHOLDERS'
                            STOCK     STOCK    STOCK    VALUE   EARNINGS  STOCKHOLDERS    EQUITY
                          --------- --------- -------  -------  --------  ------------ -------------
                                                 (IN THOUSANDS OF DOLLARS)
BALANCE AS OF JANUARY 1,
 1994...................    $198     $15,000  $29,053  $1,889   $133,107     $  (50)     $179,197
Net income for the 52
 weeks ended Dec. 31,
 1994...................                                           8,950                    8,950
Employee stock pur-
 chases.................                          754   3,390                (4,144)          --
Collections--stockhold-
 ers' notes
 receivable.............                                                        728           728
Dividends on common
 stock..................                                          (1,490)                  (1,490)
Dividends on preferred
 stock..................                                            (284)                    (284)
                            ----     -------  -------  ------   --------     ------      --------
BALANCE AS OF DECEMBER
 31, 1994...............     198      15,000   29,807   5,279    140,283     (3,466)      187,101
Net income for the 52
 weeks ended Dec. 30,
 1995...................                                           1,802                    1,802
Shares issued as payment
 of agency commissions..                           17      68                                  85
Collections--stockhold-
 ers' notes
 receivable.............                                                      2,055         2,055
Dividends on preferred
 stock..................                                          (1,986)                  (1,986)
                            ----     -------  -------  ------   --------     ------      --------
BALANCE AS OF DECEMBER
 30, 1995...............     198      15,000   29,824   5,347    140,099     (1,411)      189,057
Net income for the 52
 weeks ended Dec. 28,
 1996...................                                          16,699                   16,699
Exercise of stock op-
 tions..................                            7      28                                  35
Repurchase of common
 stock..................                         (497) (1,959)                             (2,456)
Collections--stockhold-
 ers' notes
 receivable.............                                                        728           728
Dividends on preferred
 stock..................                                          (1,135)                  (1,135)
                            ----     -------  -------  ------   --------     ------      --------
BALANCE AS OF DECEMBER
 28, 1996...............    $198     $15,000  $29,334  $3,416   $155,663     $ (683)     $202,928
                            ====     =======  =======  ======   ========     ======      ========

  The accompanying Notes to Financial Statements are an integral part of this statement.

                               TULTEX CORPORATION

                            STATEMENT OF CASH FLOWS

                                              FISCAL YEARS ENDED:
                                -----------------------------------------------
                                DEC. 28, 1996   DEC. 30, 1995   DEC. 31, 1994
                                  (52 WEEKS)      (52 WEEKS)      (52 WEEKS)
                                --------------- --------------- ---------------
                                           (IN THOUSANDS OF DOLLARS)
OPERATING ACTIVITIES:
Net Income....................      $16,699        $  1,802         $ 8,950
Items not requiring (provid-
 ing) cash:
 Depreciation.................       21,497          23,163          23,973
 Gain on sale of facilities...          --              --           (4,405)
 Deferred income taxes........          287          (2,290)            879
 Amortization of intangible
 assets.......................        1,217           1,216           1,217
 Unamortized deferred debt is-
 suance costs.................          --            3,109             --
 Other deferrals..............       (1,370)          1,526            (942)
Changes in assets and liabili-
 ties:
 Accounts receivable .........      (17,375)         (2,989)        (23,360)
 Inventories..................       (4,337)        (27,763)         27,095
 Prepaid expenses.............        4,621           2,636          (5,929)
 Accounts payable and accrued
 expenses.....................        9,525           8,151          (3,093)
 Income taxes payable.........          403          (1,683)            179
                                    -------        --------         -------
Cash provided by operating ac-
 tivities.....................       31,167           6,878          24,564
                                    -------        --------         -------
INVESTING ACTIVITIES:
Additions to property, plant
 and equipment................      (29,048)        (17,337)         (8,624)
Change in other assets........       (2,010)           (838)          1,264
Sales and retirements of prop-
 erty and equipment...........          127              56           5,947
                                    -------        --------         -------
Cash used by investing activi-
 ties.........................      (30,931)        (18,119)         (1,413)
                                    -------        --------         -------
FINANCING ACTIVITIES:
Issuance (payment) of short-
 term borrowings..............        5,628          (1,000)          1,000
Issuance (payment) of revolv-
 ing credit facility
 borrowings...................       (3,900)         13,500         (17,000)
Issuance of long-term debt....          400         110,052           2,054
Payments of long-term debt....         (145)       (111,222)         (9,137)
Cost of debt issuance.........          --           (4,038)            --
Cash dividends................         (853)         (1,986)         (1,774)
Net proceeds (payments) from
 issuance (repurchases) of
 common stock.................       (2,421)             85             --
Proceeds from stock plans.....          728           2,055             728
                                    -------        --------         -------
Cash provided (used) by fi-
 nancing activities...........         (563)          7,446         (24,129)
                                    -------        --------         -------
Net decrease in cash and
 equivalents..................         (327)         (3,795)           (978)
Cash and equivalents at begin-
 ning of year.................        1,981           5,776           6,754
                                    -------        --------         -------
CASH AND EQUIVALENTS AT END OF
 YEAR.........................      $ 1,654        $  1,981         $ 5,776
                                    =======        ========         =======

  The accompanying Notes to Financial Statements are an integral part of this statement.

                              TULTEX CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

FISCAL YEARS ENDED DECEMBER 28, 1996, DECEMBER 30, 1995 AND DECEMBER 31, 1994.

NOTE 1--THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES
  Tultex Corporation is a marketer and vertically integrated manufacturer of activewear and licensed sports apparel which is considered a single business segment. The company's product lines include fleeced sweats, jersey products and decorated jackets and caps. The significant accounting policies followed by Tultex Corporation and its subsidiaries in preparing the accompanying con-solidated financial statements are as follows:

  Basis of Consolidation--The consolidated financial statements include the accounts of the company and its subsidiaries. All significant intercompany balances and transactions are eliminated in consolidation.

  Cash and Equivalents--The company considers cash on hand, deposits in banks, certificates of deposit and short-term marketable securities as cash and equivalents for the purposes of the statement of cash flows. Such cash equiva-lents have original maturities of less than 90 days.

  Inventories--Inventories are recorded at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) method.

  Property, Plant and Equipment--Land, buildings and equipment are carried at cost. Major renewals and betterments are charged to the property accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. Interest is capitalized on major capital expenditures during the period of construction. There was no interest capitalized in the three years ended December 28, 1996. Depreciation is provided on the straight-line method for all depreciable assets over their estimated useful lives as follows:

                                                                ESTIMATED
      CLASSIFICATION                                            USEFUL LIVES
      --------------                                            ------------
      Land improvements........................................ 20 years
      Buildings and improvements............................... 12-50 years
      Machinery and equipment.................................. 3-20 years

  Intangible Assets--Goodwill and licenses are being amortized on a straight-line basis over 25 years. The company continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related asset. The gross amount of goodwill was $3,909,000 at December 28, 1996 and December 30, 1995. Accumulated amortization of goodwill was $782,000 and $625,000 at December 28, 1996 and December 30, 1995, respectively. The gross amount of licenses was $26,507,000 at December 28, 1996 and December 30, 1995. Accumulated amortiza-tion of licenses was $5,301,000 and $4,241,000 at December 28, 1996 and Decem-ber 30, 1995,respectively.

  Pensions--Pension expense includes charges for amounts not less than the ac-tuarially determined current service costs plus amortization of prior service costs over 30 years. The company funds amounts accrued for pension expense not in excess of the amount deductible for federal income tax purposes.

  Revenue Recognition--The company recognizes the sale when the goods are shipped or ownership is assumed by the customer.

  Income Taxes--Income taxes are provided based upon income reported for fi-nancial statement purposes. Deferred income taxes reflect the tax effect of temporary differences between financial and taxable income.

  Net Income per Common Share--Net income per common share is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding during the period after deducting the preferred dividend requirements which accrued during the period. The weighted average number of common shares outstanding were 29,589,000 , 29,810,000 and 29,685,000 for fis-cal 1996, 1995 and 1994,

                              TULTEX CORPORATION
respectively. Fully diluted net income per common share is not materially dif-ferent from primary net income per common share for fiscal 1996, 1995 and 1994. The dilutive effect of stock options is computed using the treasury stock method.
  Fiscal Year--The company's fiscal year ends on the Saturday nearest to De-cember 31, which periodically results in a fiscal year of 53 weeks.

  Fair Value of Financial Instruments--Statement of Financial Accounting Stan-dards No. 107, "Disclosures about Fair Value of Financial Instruments," re-quires disclosure about the fair value of certain instruments. Cash, accounts receivable, accounts payable, accrued liabilities and variable rate debt are reflected in the financial statements at fair value because of the short-term maturity of these instruments. The estimated fair value of the company's fixed rate debt is disclosed in Note 5.

  Use of Estimates in Preparation of Financial Statements--The preparation of financial statements in conformity with generally accepted accounting princi-ples requires management to make estimates and assumptions that affect the re-ported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2--INVENTORIES
The components of inventories are as follows:

                                                      DEC. 28, DEC. 30, DEC. 31,
                                                        1996     1995     1994
                                                      -------- -------- --------
                                                      (IN THOUSANDS OF DOLLARS)
Raw materials........................................ $ 31,253 $ 20,803 $ 25,704
Goods in process.....................................   21,464   17,645   13,453
Finished goods.......................................  103,269  113,290   87,436
Supplies.............................................    6,297    6,208    3,590
                                                      -------- -------- --------
Total inventories.................................... $162,283 $157,946 $130,183
                                                      ======== ======== ========

NOTE 3--PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment, at cost, consist of the following:

                                                           DEC. 28, DEC. 30,
                                                             1996     1995
                                                           -------- --------
                                                           (IN THOUSANDS OF
                                                               DOLLARS)      ---
Land and improvements..................................... $  4,193 $  3,779
Buildings and improvements................................   64,991   68,757
Machinery and equipment...................................  235,499  219,352
Construction in progress..................................   18,657    6,494
                                                           -------- --------
                                                            323,340  298,382
Less accumulated depreciation.............................  186,914  169,380
                                                           -------- --------
Net property, plant and equipment......................... $136,426 $129,002
                                                           ======== ========

NOTE 4--SHORT TERM AGREEMENTS
  The company currently has short-term lines of credit with two banks totaling $8,000,000. Borrowings outstanding at December 28, 1996 were $5,000,000 with interest at 6.9%. There were no borrowings outstanding under these lines at December 30, 1995.

  The company's TrackGear, Inc. subsidiary had revolving credit facility borrowings of $628,000 outstanding at December 28, 1996.

                               TULTEX CORPORATION

  The company utilizes letters of credit for foreign sourcing of inventory. Trade letters of credit outstanding were $3,206,000, $3,648,000 and $ 2,026,000 at December 28, 1996, December 30, 1995 and December 31, 1994, respectively.

NOTE 5--LONG TERM DEBT

                                                              DEC. 28, DEC. 30,
                                                                1996     1995
                                                              -------- --------
                                                               (IN THOUSANDS OF
                                                                       DOLLARS)
Amount due under revolving credit agreements................. $113,600 $117,500
10 5/8% senior notes due March 15, 2005......................  110,000  110,000
Other indebtedness...........................................      440      185
                                                              -------- --------
                                                               224,040  227,685
Less current maturities......................................      424      145
                                                              -------- --------
Total long-term debt......................................... $223,616 $227,540
                                                              ======== ========

  In March 1995, the company sold $110 million of 10 5/8% senior notes due March 15, 2005. Net proceeds from the sale, together with borrowings under the revolving credit facility, were used to pay principal, accrued interest and prepayment expenses related to the $95,000,000 aggregate principal amount of 8 7/8% senior notes due June 1, 1999 and the $15,997,000 aggregate principal amount term loan due July 31, 1996. In connection with the repayment of the 8 7/8% senior notes and the term loan, the company was required to write off un-amortized debt issuance costs and incurred a prepayment penalty. The resultant one-time, after-tax charge amounted to $3,746,000 or 13 cents per share.

  Concurrent with the sale of the 10 5/8% senior notes, the company entered into a three-year $225,000,000 revolving credit facility which replaced its ex-isting two-year facility due to expire on October 5, 1995. The agreement pro-vides for borrowings at or below prime.

  All subsidiaries of the company fully and unconditionally guarantee the company's obligations under the 10 5/8% senior notes on a joint and several ba-sis.

  The senior notes and revolving credit facility contain provisions regarding maintenance of net worth, indebtedness levels and restrictions on the payment of cash dividends. At December 28, 1996, the company was in compliance with all debt covenants. Consolidated retained earnings free of dividend restrictions imposed by the debt covenants amounted to $6,830,000 at December 28, 1996.

  Interest paid by the company in 1996, 1995 and 1994 was $21,654,000, $22,412,000 and $18,598,000, respectively. The weighted average interest rates on borrowings under the revolving credit facility at December 28, 1996 and De-cember 30, 1995 were 6.9% and 7.6%, respectively.

  The aggregate maturities of long-term debt for each of the next five fiscal years are as follows:

                                                                       TOTAL
                                                                   -------------
                                                                   (IN THOUSANDS
                                                                    OF DOLLARS)
      1997........................................................   $    424
      1998........................................................    113,609*
      1999........................................................          6
      2000........................................................        --
      2001........................................................        --

     * Includes maturity of $113,600 outstanding under revolving credit fa-cility.

  At December 28, 1996 and December 30, 1995, the fair value of the 10 5/8% se-nior notes exceeded the carrying amount by approximately $10,800,000 and $2,100,000, respectively. Such fair values were deter-

                               TULTEX CORPORATION
mined using valuation techniques that considered cash flows discounted at cur-rent market rates in effect at the end of the year.

NOTE 6--DIVIDENDS
  At December 28, 1996, dividends payable represented amounts paid on the company's 5% cumulative preferred stock and Series B cumulative preferred stock on January 2, 1997.

  During the second quarter of 1994, the company suspended the payment of divi-dends on its common stock. As of December 28, 1996, common stock dividends had not been reinstated.

NOTE 7--STOCK OPTIONS
  In 1988, the company's stockholders ratified the 1987 Stock Option Plan under which 700,000 shares of common stock were reserved for stock option grants to certain officers and employees. The plan provided that options may be granted at prices not less than the fair market value on the date the option is grant-ed, which means the closing price of a share of common stock as reported on the New York Stock Exchange composite tape on such day. Some options remain unexer-cised from the 1987 Stock Option Plan which expired November 19, 1992.

  On March 21, 1991, the company's stockholders ratified the 1990 Stock Option Plan under which 700,000 shares of common stock were reserved for option grants to certain officers and employees. Options granted under the 1990 Plan may be incentive stock options ("ISOs") or nonqualified stock options. The option price will be fixed by the Executive Compensation Committee of the Board at the time the option is granted, but in the case of an ISO, the price cannot be less than the share's fair market value on the date of grant. Grants must be made before October 18, 2000 and generally expire within 10 years of the date of grant. In exercising options, an employee may receive a loan from the company for up to 90% of the exercise price. Outstanding loans are shown as a reduction of stockholders' equity on the balance sheet. On May 19, 1994, the stockholders approved an increase of 500,000 shares in the maximum number of shares to be issued pursuant to the exercise of options granted under the Plan, extended the date that grants could be made to October 27, 2003, and provided that no par-ticipant may be granted options in any calendar year for more than 50,000 shares of common stock.

  On April 30, 1996, the company's stockholders ratified the 1996 Stock Incen-tive Plan under which 700,000 shares of common stock were reserved for stock option grants and other awards.

  A summary of the changes in the number of common shares under option for each of the three previous years follows:

                                                               YEAR ENDED
                                                            DECEMBER 28, 1996
                                                          ---------------------
                                                                     PER SHARE
                                                          NUMBER OF   OPTION
                                                           SHARES      PRICE
                                                          --------- -----------
Outstanding at beginning of year......................... 1,298,400 $5.00-$9.75
Granted..................................................   293,000       $4.88
Exercised................................................     7,000 $4.88-$6.00
Expired..................................................    30,000 $8.25-$8.38
Cancelled................................................    90,800 $4.88-$9.75
                                                          --------- -----------
Outstanding at end of year............................... 1,463,600 $4.88-$9.75
                                                          ========= ===========
Exercisable at end of year............................... 1,333,600 $4.88-$9.75
                                                          ========= ===========
Shares reserved for future grant:
Beginning of year........................................    23,000
                                                          =========
End of year..............................................   517,800
                                                          =========

                               TULTEX CORPORATION

                                                               YEAR ENDED
                                                            DECEMBER 30, 1995
                                                          ---------------------
                                                                     PER SHARE
                                                          NUMBER OF   OPTION
                                                           SHARES      PRICE
                                                          --------- -----------
Outstanding at beginning of year......................... 1,225,400 $5.13-$9.75
Granted..................................................   181,000 $5.00-$5.50
Exercised................................................       --          --
Expired..................................................    82,300 $7.50-$7.63
Cancelled................................................    25,700 $5.00-$9.75
                                                          --------- -----------
Outstanding at end of year............................... 1,298,400 $5.00-$9.75
                                                          ========= ===========
Exercisable at end of year............................... 1,098,400 $5.00-$9.75
                                                          ========= ===========
Shares reserved for future grant:
Beginning of year........................................   190,000
                                                          =========
End of Year..............................................    23,000
                                                          =========
                                                               YEAR ENDED
                                                            DECEMBER 31, 1994
                                                          ---------------------
                                                                     PER SHARE
                                                          NUMBER OF   OPTION
                                                           SHARES      PRICE
                                                          --------- -----------
Outstanding at beginning of year.........................   928,233 $6.88-$9.75
Granted..................................................   397,500 $5.13-$6.00
Exercised................................................       --          --
Expired..................................................    20,000       $9.13
Cancelled................................................    80,333 $6.00-$9.75
                                                          --------- -----------
Outstanding at end of year............................... 1,225,400 $5.13-$9.75
                                                          ========= ===========
Exercisable at end of year............................... 1,025,400 $5.13-$9.75
                                                          ========= ===========
Shares reserved for future grant:
Beginning of year........................................    39,900
                                                          =========
End of year..............................................   190,000
                                                          =========

  The company has adopted the disclosure-only provisions of Statement of Finan-cial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensa-tion," which establishes a fair value-based method of accounting for stock-based compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the company's three stock op-tion plans been determined based on the fair value at the grant date for awards in 1996 and 1995 consistent with provisions of SFAS 123, the company's net in-come and net income per share would have been reduced to the pro forma amounts indicated in the table below:

                                                         FISCAL YEARS ENDED
                                                     ---------------------------
                                                     DEC. 28, 1996 DEC. 30, 1995
                                                     ------------- -------------
                                                       (IN THOUSANDS OF DOLLARS)
Net income--as reported.............................    $16,699       $1,802
Net income--pro forma ..............................    $16,316       $1,491
Net income per share--as reported...................       $.53         $.02
Net income per share--pro forma ....................       $.51         $.01

  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1996 and 1995: dividend yield of 0.0%; expected volatility of 36.16%; weighted average risk-free interest rate of 6.67% for 1996 and 6.57% for 1995; and expected lives of 5 years.

                               TULTEX CORPORATION

NOTE 8--INCOME TAXES
  The components of the provision for federal and state income taxes are summarized as follows:

                                        DEC.28,1996   DEC.30,1995   DEC.31,1994
                                       ------------- ------------- -------------
                                               (IN THOUSANDS OF DOLLARS)
Currently payable:
Federal...............................    $ 8,437       $ 4,965       $4,072
State.................................      1,510           725          534
                                          -------       -------       ------
                                            9,947         5,690        4,606
                                          -------       -------       ------
Deferred:
Federal...............................        297        (1,778)         590
State.................................        (10)         (512)         289
                                          -------       -------       ------
                                              287        (2,290)         879
                                          -------       -------       ------
Total provision.......................    $10,234       $ 3,400       $5,485
                                          =======       =======       ======

  Deferred income taxes resulted from the following temporary differences:

                                       DEC.28,1996   DEC.30,1995   DEC.31,1994
                                      ------------- ------------- -------------
                                              (IN THOUSANDS OF DOLLARS)
Depreciation.........................    $(1,109)      $    63       $   579
Inventory............................        264        (1,593)        1,388
Pension..............................        435          (395)           31
Intangible assets....................        299           608           299
Postretirement benefits..............        (12)         (156)          (58)
AMT credit carryforward..............        362         1,255        (1,617)
Bad debt and other allowances........        201        (1,133)           99
Accrued liabilities..................       (239)         (512)          --
Other................................         86          (427)          158
                                         -------       -------       -------
Total................................    $   287       $(2,290)      $   879
                                         =======       =======       =======

  Significant components of the deferred tax liabilities and assets are as fol-lows:

                                                      DEC.28,1996   DEC.30,1995
                                                     ------------- -------------
                                                      (IN THOUSANDS OF DOLLARS)
Deferred tax liabilities:
Tax over book depreciation..........................    $15,523       $16,632
Intangible assets...................................      1,631         1,332
                                                        -------       -------
Gross deferred tax liabilities......................     17,154        17,964
                                                        -------       -------
Deferred tax assets:
Bad debt and other allowances.......................      1,398         1,599
Inventory reserves..................................        376           640
Postretirement benefits.............................        402           390
Pension obligations.................................        891         1,326
Worker's compensation...............................        155           227
AMT credit carryforward.............................        --            362
Accrued liabilities.................................        751           512
Other...............................................        291           305
                                                        -------       -------
Gross deferred tax assets...........................      4,264         5,361
                                                        -------       -------
Net deferred tax liabilities........................    $12,890       $12,603
                                                        =======       =======

                               TULTEX CORPORATION

  A reconciliation of the statutory federal income tax rates with the company's effective income tax rates for 1996, 1995 and 1994 was as follows:

                                        DEC.28,1996   DEC.30,1995   DEC.31,1994
                                       ------------- ------------- -------------
Statutory federal rate................       35%           35%           35%
State rate, net.......................        3             3             3
                                            ---           ---           ---
Effective income tax rate.............       38%           38%           38%
                                            ===           ===           ===

  Income tax payments were $8,597,000, $4,895,000 and $4,659,000 for fiscal 1996, 1995 and 1994, respectively.

NOTE 9--EMPLOYEE BENEFITS
  All qualified employees of the parent company and its LogoAthletic/Headwear, Inc. subsidiary are covered by a noncontributory, defined benefit plan. The benefits are based on years of service and the employee's highest five consecu-tive calendar years of compensation paid during the 10 most recent years before retirement. Prior service costs are amortized over 30 years. The status of the defined benefit plan as of December 28, 1996 and December 30, 1995 was as fol-lows:

                                                               1996     1995
                                                              -------  -------
                                                               (IN THOUSANDS
                                                                OF DOLLARS)
Fair value of plan assets, primarily listed stocks and
corporate and government debt...............................  $38,218  $35,631
                                                              -------  -------
Accumulated benefit obligation, including vested benefits of
$33,652 and $33,735,  respectively..........................   34,457   34,320
Additional benefits based on estimated future salary
levels......................................................    4,834    4,512
                                                              -------  -------
Projected benefit obligation................................   39,291   38,832
                                                              -------  -------
Projected benefit obligation in excess of plan assets.......   (1,073)  (3,201)
Unrecognized net loss.......................................      669    2,025
Unrecognized net transitional assets........................     (899)  (1,369)
Unrecognized prior service cost.............................      445      502
                                                              -------  -------
Accrued pension liability...................................  $  (858) $(2,043)
                                                              =======  =======

  The following rate assumptions were made for the plan:

                                                                   1996   1995
                                                                   -----  -----
Discount rate of return on projected benefit obligation...........  7.75%  7.75%
Rate of return on plan assets..................................... 10.00% 10.00%

  The long-term rate of salary progression for 1996 reflected an increase of 3.5% for the first year, followed by 4% for six years with an ultimate rate of increase of 5% thereafter. The long-term rate for 1995 reflected an increase of 3.5% for the first two years, followed by 4% for six years with an ultimate rate increase of 5% thereafter.

  Pension expense in 1996, 1995 and 1994 included the following components:

                                                       1996     1995     1994
                                                      -------  -------  -------
                                                         (IN THOUSANDS OF
                                                             DOLLARS)
Service cost-benefits earned during the period....... $ 1,591  $ 1,285  $ 1,707
Interest on projected benefit obligation.............   2,862    2,814    2,808
Actual gain (loss) on plan assets....................  (5,307)  (4,542)   4,587
Net deferral.........................................   1,415      719   (9,000)
                                                      -------  -------  -------
Net periodic pension cost............................ $   561  $   276  $   102
                                                      =======  =======  =======

  The company's policy has been to fund the minimum required contribution after the end of the fiscal year plus interest on the contribution from the end of the plan year until paid.

                               TULTEX CORPORATION

  The company has a nonqualified, unfunded supplementary retirement plan for which it has purchased cost recovery life insurance on the lives of the partic-ipants. The company is the sole owner and beneficiary of such policies. The amount of coverage is designed to provide sufficient revenues to recover all costs of the plan if assumptions made as to mortality experience, policy earn-ings and other factors are realized. Expenses related to the plan were $557,000 in 1996, $577,000 in 1995 and $536,000 in 1994. The actuarially determined lia-bility which has been included in other deferrals was $3,051,000 at December 28, 1996, $3,434,000 at December 30, 1995 and $3,506,000 at December 31, 1994.

  The following table sets forth the supplementary plan's status and amounts recognized in the company's financial statements at December 28, 1996 and De-cember 30, 1995:

                                                        1996          1995
                                                    ------------  ------------
                                                    (IN THOUSANDS OF DOLLARS)
Fair value of plan assets.........................  $        --   $        --
Accumulated benefit obligation, including vested
 benefits of $2,883 and $3,288, respectively......         3,051         3,434
Additional benefits based on estimated future sal-
 ary levels.......................................           344           402
                                                    ------------  ------------
Projected benefit obligation......................         3,395         3,836
                                                    ------------  ------------
Projected benefit obligation in excess of plan as-
 sets.............................................        (3,395)       (3,836)
Unrecognized net loss.............................           866         1,229
Unrecognized prior service cost...................           240           260
Unrecognized transitional obligation..............           801           892
Adjustment required to recognize minimum liabili-
 ty...............................................        (1,563)       (1,979)
                                                    ------------  ------------
Unfunded accrued supplementary pension costs......  $     (3,051) $     (3,434)
                                                    ============  ============

  Net supplementary pension cost for the three years included the following components:

                                                                 1996 1995 1994
                                                                 ---- ---- ----
                                                                 (IN THOUSANDS
                                                                  OF DOLLARS)
Service cost-benefits earned during the period.................. $102 $ 85 $139
Interest on projected benefit obligation........................  275  309  255
Net amortization................................................  180  183  142
                                                                 ---- ---- ----
Net periodic supplementary pension cost......................... $557 $577 $536
                                                                 ==== ==== ====

  Substantially all employees meeting certain requirements are eligible to par-ticipate in the company's employee savings (401-K) plan. Employee contributions are limited to a percentage of their compensation, as defined in the plan. The plan does not provide for any company contributions.

  Substantially all employees are eligible to receive certain bonuses or prof-it-sharing amounts, the amounts of which are determined by the labor contract for employees covered by the collective bargaining agreement, the 1996 Tultex Corporation Consolidated Incentive Plan for certain salaried employees, and management discretion for all other employees. The 1996 Tultex Corporation Con-solidated Incentive Plan was designed to provide a performance-based incentive for employees of the company who are in a position to contribute materially to the success of the company and its subsidiaries. Awards under the plan are de-termined by the company's performance against established performance goals. Total bonus expenses amounted to $3,734,000 in 1996, $2,044,000 in 1995 and $1,791,000 in 1994.

  The company also provides certain postretirement medical and life insurance benefits to substantially all employees who retire with a minimum of 20 years of service for the period of time until the employee and any dependents reach age 65. The medical plan requires monthly contributions by retired participants which

                              TULTEX CORPORATION
are dependent on the participant's length of service, age at the date of re-tirement and Medicare eligibility. The life insurance plan is noncontributory. Prior to 1993, the company expensed the costs relating to these unfunded plans as incurred.

  In 1993, the company adopted Statement of Financial Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The standard requires companies to recognize the estimated costs of providing postretirement benefits on an accrual basis. The company elected the delayed recognition method of adoption which allows amortization of the initial tran-sitional obligation over a 20-year period. At January 3, 1993, the actuarially determined accumulated postretirement benefit obligation was $5,101,000.

  The amounts recognized in the company's balance sheet at December 28, 1996 and December 30, 1995 were as follows:

                                                               1996     1995
                                                              -------  -------
                                                               (IN THOUSANDS
                                                                OF DOLLARS)
Accumulated postretirement benefit obligation................ $(7,634) $(6,973)
Unrecognized transitional obligation.........................   4,077    4,334
Unrecognized loss............................................   2,499    1,770
                                                              -------  -------
Accrued liability............................................ $(1,058) $  (869)
                                                              =======  =======

  Net periodic postretirement benefit costs for 1996, 1995 and 1994 included the following components:

                                                              1996   1995  1994
                                                             ------ ------ ----
                                                              (IN THOUSANDS OF
                                                                  DOLLARS)
Service cost-benefits earned during the period.............  $  198 $  207 $198
Interest on accumulated postretirement benefit obligation..     523    564  398
Amortization of accumulated postretirement benefit obliga-
 tion......................................................     256    256  256
Amortization of loss.......................................      63     63  --
                                                             ------ ------ ----
Total periodic postretirement benefit cost.................  $1,040 $1,090 $852
                                                             ====== ====== ====

  The discount rate used in determining the accumulated postretirement benefit obligation was 7.75% for 1996 and 1995. The assumed medical cost trend rate was 9% and 10% in 1996 and 1995, respectively, declining by 1% per year until an ultimate goal of 5.5% is achieved. The effect of a 1% increase in the as-sumed health care cost trend rates for each future year would have increased the aggregate of 1996 service cost and interest cost by $77,000, and would have increased the December 28, 1996 accumulated postretirement benefit obli-gation by $588,000.

  The adoption of Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits," in 1994 had no material impact on the company's results of operations or financial position, as the company does not have significant postemployment benefits.

                              TULTEX CORPORATION

NOTE 10--QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
  The following is a summary of the unaudited quarterly financial information for the years ended December 28, 1996 and December 30, 1995.

                                                             1996      1995
                                                           --------  --------
                                                           (IN THOUSANDS OF
                                                            DOLLARS EXCEPT
                                                            PER SHARE DATA)
Net Sales and Other Income
  1st quarter............................................. $ 95,303  $ 84,138
  2nd quarter.............................................  138,198   120,986
  3rd quarter.............................................  215,390   207,911
  4th quarter.............................................  187,450   172,254
                                                           --------  --------
Total..................................................... $636,341  $585,289
                                                           ========  ========
Gross Profit
  1st quarter............................................. $ 20,005  $ 20,445
  2nd quarter.............................................   27,556    25,275
  3rd quarter.............................................   53,263    46,303
  4th quarter.............................................   45,943    39,833
                                                           --------  --------
Total..................................................... $146,767  $131,856
                                                           ========  ========
Income Before Income Taxes and Extraordinary Loss on
 Early Extinguishment of Debt
  1st quarter............................................. $ (8,901) $(12,882)
  2nd quarter.............................................    1,120       (88)
  3rd quarter.............................................   21,011    14,889
  4th quarter.............................................   13,703     7,029
                                                           --------  --------
Total..................................................... $ 26,933  $  8,948
                                                           ========  ========
Income Before Extraordinary Loss on Early Extinguishment
 of Debt
  1st quarter............................................. $ (5,520) $ (7,987)
  2nd quarter.............................................      689       (62)
  3rd quarter.............................................   13,025     9,239
  4th quarter.............................................    8,505     4,358
                                                           --------  --------
Total..................................................... $ 16,699  $  5,548
                                                           ========  ========
Net Income
  1st quarter............................................. $ (5,520) $(11,733)
  2nd quarter.............................................      689       (62)
  3rd quarter.............................................   13,025     9,239
  4th quarter.............................................    8,505     4,358
                                                           --------  --------
Total..................................................... $ 16,699  $  1,802
                                                           ========  ========
Income per Common Share Before Extraordinary Loss on
 Early Extinguishment of Debt
  1st quarter............................................. $   (.19) $   (.27)
  2nd quarter.............................................      .01      (.01)
  3rd quarter.............................................      .43       .30
  4th quarter.............................................      .28       .13
                                                           --------  --------
Total..................................................... $    .53  $    .15
                                                           ========  ========
Net Income per Common Share
  1st quarter............................................. $   (.19) $   (.40)
  2nd quarter.............................................      .01      (.01)
  3rd quarter.............................................      .43       .30
  4th quarter.............................................      .28       .13
                                                           --------  --------
Total..................................................... $    .53  $    .02
                                                           ========  ========

                               TULTEX CORPORATION

NOTE 11--COMMITMENTS
  At December 28, 1996, the company was obligated under a number of noncancellable, renewable operating leases as follows:

                                                           MANUFACTURING
                                                   DATA     FACILITIES
                                                PROCESSING      AND
                                                EQUIPMENT      OTHER      TOTAL
                                                ---------- ------------- -------
                                                   (IN THOUSANDS OF DOLLARS)
1997...........................................   $4,275      $ 5,755    $10,030
1998...........................................    3,137        4,623      7,760
1999...........................................    1,651        3,127      4,778
2000...........................................      --         2,465      2,465
2001...........................................      --         2,156      2,156
2002 and after.................................      --        11,673     11,673
                                                  ------      -------    -------
Total..........................................   $9,063      $29,799    $38,862
                                                  ======      =======    =======

  Rental expense charged to income was $13,287,000 in 1996, $13,128,000 in 1995 and $13,358,000 in 1994.

  The company has entered into various licensing agreements which permit it to market apparel with copyrighted logos from the sports industry. Under the terms of these agreements, the company is required to pay minimum guaranteed fees to certain licensors. The remaining minimum obligations under these agreements at December 28, 1996 were approximately $2,800,000 in fiscal 1997.

NOTE 12--EMPLOYMENT AGREEMENTS
  The company has entered into employment continuity agreements with certain of its executives which provide for the payments to these executives of amounts up to three times their annual compensation plus continuation of certain benefits if there is a change in control in the company (as defined) and a termination of their employment. The maximum contingent liability at December 28, 1996 un-der these agreements was approximately $4,489,000.

NOTE 13--CONCENTRATION OF CREDIT RISK
  The company's concentration of credit risk is limited due to the large number of primarily domestic customers who are geographically dispersed. The company has no customer that constituted 10% of net sales in 1996 or 1995. There was one customer who constituted 10.4% of net sales in 1994. As disclosed on the balance sheet, the company maintains an allowance for doubtful accounts to cover estimated credit losses.

NOTE 14--SHAREHOLDER RIGHTS PLAN
  In March 1990, the Board of Directors of the company adopted a Shareholder Rights Plan and declared a dividend of one right for each outstanding share of common stock to shareholders of record on April 2, 1990. Each right entitles the registered holder to purchase from the company, until the earlier of March 22, 2000 or the redemption of the rights, one one-thousandth of a share of newly authorized Junior Participating Cumulative Preferred Stock, Series A, without par value, at an exercise price of $40. The rights are not exercisable or transferable apart from the common stock until the earlier of (i) 10 days following the public announcement that a person or a group of affiliated per-sons has acquired or obtained the right to acquire beneficial ownership of 10% or more of the company's outstanding common stock or (ii) 10 business days fol-lowing the commencement of a tender offer or exchange offer that would result in a person or a group owning 10% or more of the company's outstanding common stock. The company may redeem the rights at a price of $.01 per right at any time prior to the acquisition of 10% or more of the company's outstanding com-mon stock or certain other triggering events.

                               TULTEX CORPORATION

NOTE 15--STOCK PURCHASE PLAN
  In February 1994, the company initiated the Salaried Employees' Stock Pur-chase Plan. Under the plan, employees could elect to purchase shares of the company's common stock in amounts ranging from 20-30% of their annual salary. Employees pay for the stock through payroll deductions over a 60-month period. Interest at 6% per annum will be charged until the stock is fully paid and the shares are held by the company until that time. Under the plan, 753,667 shares were issued at a price of $5.50. Of the $4,144,000 loans recorded for the shares, $3,461,000 has been collected, leaving an outstanding balance at Decem-ber 28, 1996 of $683,000. Interest income realized in 1996, 1995 and 1994 on the loans was $64,000, $138,000 and $188,000, respectively. In January 1995, the directors of the company approved an amendment to the plan that allows an employee options for early payment of the loan.

NOTE 16--ADVERTISING COSTS
  In fiscal 1995, the company adopted the provisions of the Accounting Stan-dards Executive Committee's Statement of Position on Reporting Advertising Costs ("Statement"). The Statement required that certain advertising costs which were previously deferred and amortized over an anticipated benefit period be recognized currently in the statement of income. Advertising expense charged to income was $21,614,000 in 1996, $22,706,000 in 1995 and $14,669,000 in 1994.
Selling, general and administrative expenses reported on the statement of in-come increased by approximately $5,000,000 in 1995 as a result of adopting this change in method of recording advertising costs.

NOTE 17--UNIONIZATION OF FACILITIES
  In August 1994, hourly employees at the company's Martinsville, Virginia fa-cilities voted for representation by the Amalgamated Clothing and Textile Work-ers Union (now known as the Union of Needletrades, Industrial and Textile Em-ployees or UNITE). Tultex accepted a three-year contract with UNITE, which was ratified by an employee vote in March 1995. The contract covers approximately 2,100 employees in the Martinsville area. In May 1995, hourly employees at the company's South Boston, Virginia sewing facility voted for representation by UNITE. A three-year contract was ratified by an employee vote in August 1995. The contract covers approximately 550 employees in the South Boston area.

NOTE 18--INVESTMENT IN JOINT VENTURE
  In November 1995, the company and four other investors completed the forma-tion of Wide Open Performance Wear, Inc., now known as TrackGear, Inc. Through its investment of $750,000, the company acquired a minority ownership in this newly-formed sportswear company. In September 1996, the company acquired major-ity ownership of TrackGear, Inc. through an additional investment of $250,000. The sportswear company manufactures and markets imprinted motorsports apparel.

                               TULTEX CORPORATION

NOTE 19--CONDENSED CONSOLIDATING FINANCIAL INFORMATION
  The following financial information presents condensed consolidated financial data which includes (i) the parent company only ("Parent"), (ii) the wholly-owned subsidiaries on a combined basis ("Wholly-owned Subsidiaries"), (iii) the majority-owned subsidiary (Majority-owned Subsidiary) and (iv) the company on a consolidated basis.

                                                 MAJORITY
                                   WHOLLY-OWNED   OWNED
                           PARENT  SUBSIDIARIES SUBSIDIARY ELIMINATIONS CONSOLIDATED
                          -------- ------------ ---------- ------------ ------------
                                          (IN THOUSANDS OF DOLLARS)
AS OF AND FOR THE YEAR
 ENDED
 DECEMBER 28, 1996
Current assets..........  $275,694   $158,955     $1,729    $(104,457)    $331,921
Noncurrent assets.......   189,088     36,405      1,005      (57,639)     168,859
                          --------   --------     ------    ---------     --------
Total assets............  $464,782   $195,360     $2,734    $(162,096)    $500,780
                          ========   ========     ======    =========     ========
Current liabilities.....  $ 38,074   $116,763     $2,390    $(100,797)    $ 56,430
Noncurrent liabilities..   242,011       (161)      (405)         (23)     241,422
                          --------   --------     ------    ---------     --------
Total liabilities.......  $280,085   $116,602     $1,985    $(100,820)    $297,852
                          ========   ========     ======    =========     ========
Net sales...............  $411,151   $253,318     $2,489    $ (30,617)    $636,341
Costs and expenses......   396,370    240,784      3,426      (31,172)     609,408
                          --------   --------     ------    ---------     --------
Pretax income (loss)....  $ 14,781   $ 12,534     $ (937)   $     555     $ 26,933
                          ========   ========     ======    =========     ========

                                                MAJORITY-
                                   WHOLLY-OWNED   OWNED
                           PARENT  SUBSIDIARIES SUBSIDIARY ELIMINATIONS CONSOLIDATED
                          -------- ------------ ---------- ------------ ------------
                                          (IN THOUSANDS OF DOLLARS)
AS OF AND FOR THE YEAR
 ENDED
 DECEMBER 30, 1995
Current assets..........  $267,300   $206,137     $3,559    $(161,839)    $315,157
Noncurrent assets.......   182,927     38,089         --      (60,374)     160,642
                          --------   --------     ------    ---------     --------
Total assets............  $450,227   $244,226     $3,559    $(222,213)    $475,799
                          ========   ========     ======    =========     ========
Current liabilities.....  $ 25,222   $173,849     $2,956    $(161,714)    $ 40,313
Noncurrent liabilities..   246,463        (22)       (51)          39      246,429
                          --------   --------     ------    ---------     --------
Total liabilities.......  $271,685   $173,827     $2,905    $(161,675)    $286,742
                          ========   ========     ======    =========     ========
Net sales...............  $386,300   $214,230     $8,681    $ (23,922)    $585,289
Costs and expenses......   373,466    219,240      8,073      (24,438)     576,341
                          --------   --------     ------    ---------     --------
Pretax income (loss)....  $ 12,834   $ (5,010)    $  608    $     516     $  8,948
                          ========   ========     ======    =========     ========

                               TULTEX CORPORATION

                                                MAJORITY-
                                   WHOLLY-OWNED   OWNED
                           PARENT  SUBSIDIARIES SUBSIDIARY ELIMINATIONS CONSOLIDATED
                          -------- ------------ ---------- ------------ ------------
                                          (IN THOUSANDS OF DOLLARS)
AS OF AND FOR THE YEAR
 ENDED
DECEMBER 31, 1994
Current assets..........  $242,754   $110,927     $1,938    $ (65,712)    $289,907
Noncurrent assets.......   185,383     41,894        --       (60,375)     166,902
                          --------   --------     ------    ---------     --------
Total assets............  $428,137   $152,821     $1,938    $(126,087)    $456,809
                          ========   ========     ======    =========     ========
Current liabilities.....  $153,163   $ 76,728     $1,698    $ (64,536)    $167,053
Noncurrent liabilities..   101,098      1,611        (56)           2      102,655
                          --------   --------     ------    ---------     --------
Total liabilities.......  $254,261   $ 78,339     $1,642    $ (64,534)    $269,708
                          ========   ========     ======    =========     ========
Net sales...............  $341,420   $240,239     $3,644    $ (19,870)    $565,433
Costs and expenses......   327,931    239,748      3,931      (20,612)    $550,998
                          --------   --------     ------    ---------     --------
Pretax income (loss)....  $ 13,489   $    491     $ (287)   $     742     $ 14,435
                          ========   ========     ======    =========     ========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Tultex Corporation

  In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of income, of cash flows and of changes in stockhold-ers' equity present fairly, in all material respects, the financial position of Tultex Corporation and its subsidiaries (the company) at December 28, 1996 and December 30, 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 28, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsi-bility is to express an opinion on these financial statements based on our au-dits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evi-dence supporting the amounts and disclosures in the financial statements, as-sessing the accounting principles used and significant estimates made by man-agement, and evaluating the overall financial statement presentation. We be-lieve that our audits provide a reasonable basis for the opinion expressed above.

  In 1995, the company changed its method of recording advertising costs, as discussed in Note 16 of Notes to Financial Statements.


/s/ Price Waterhouse LLP
PRICE WATERHOUSE LLP

Winston-Salem, North Carolina
February 4, 1997

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

The following table presents the Company's consolidated statement of operations as a percentage of net sales and other income:

                        -------------------------------------------------------
                        DECEMBER 28, 1996  DECEMBER 30, 1995  DECEMBER 31, 1994
                               (52 WEEKS)         (52 WEEKS)         (52 WEEKS)
                        -----------------  -----------------  -----------------
Net sales and other
 income                             100.0%             100.0%             100.0%
                                    -----              -----              -----
Cost of products sold                73.8               73.8               74.2
Depreciation                          3.4                4.0                4.2
Selling, general and
 administrative                      15.2               16.9               16.5
Gain on sales of
 facilities                             -                  -               (0.7)
Interest                              3.4                3.8                3.2
                                    -----              -----              -----
  Total costs and
   expenses                          95.8               98.5               97.4
                                    -----              -----              -----
Income before income
 taxes and
 extraordinary loss on
 early extinguishment
 of debt                              4.2                1.5                2.6
Provision for income
 taxes                                1.6                0.6                1.0
                                    -----              -----              -----
Income before
 extraordinary loss on
 early extinguishment
 of debt                              2.6                0.9                1.6
Extraordinary loss on
 early extinguishment
 of debt (net of
 income taxes)                          -               (0.6)                 -
                                    -----              -----              -----
  Net income                          2.6%               0.3%               1.6%
                                    =====              =====              =====

----------
Note: Certain items have been rounded to cause the columns to add to 100%.

FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995

Net sales and other income of $636.3 million for the year ended December 28, 1996, represents an increase of $51.1 million, or 8.7%, over the prior year. This increase was primarily the result of increased sales volumes, and was fur-ther supported by a shift in sales mix to premium products. Activewear sales of $408.2 million in 1996 represent an increase of $20.4 million, or 5.3%, as com-pared to 1995. Licensed sales of $228.1 million in 1996 represent an increase of $30.7 million, or 15.5%, as compared to fiscal 1995. Licensed apparel sales in 1995 were adversely effected by professional sports labor issues which were resolved prior to fiscal 1996. During 1996, sales of higher margin branded and premium private label products increased 23.7%, and sales to the screenprint and distributor channels increased 10.2%. Sales of jersey products were $112.4 million for fiscal 1996, representing 27.5% of the Company's activewear sales as compared to 24.0% for fiscal 1995.

Cost of products sold as a percentage of sales was 73.8% for both 1996 and 1995. The increased margins achieved from the sale of premium products in 1996 were offset by higher raw material costs and the increased percentage of jersey product sales which are at lower margins. The higher raw material costs were due to raw cotton and polyester prices which peaked in the first half of 1996. These prices began to decline in the second half of the year, and the Company expects its raw material prices for 1997 to decline from 1996 levels. As of February 20, 1997, the Company has fixed the price on approximately 60% of its planned cotton purchases for fiscal 1997.

Depreciation expense as a percentage of sales was 3.4% for fiscal 1996 and 4.0% for fiscal 1995. The $1.7 million decline in depreciation expense from the 1995 amount of $23.2 million was the result of certain assets becoming fully depre-ciated during 1996. This decrease was partially offset by depreciation expense incurred on 1996 capital additions of $29.0 million.

Selling, general and administrative ("SG&A") expenses decreased $2.7 million in 1996. As a percentage of sales, SG&A expenses were 15.2% in 1996 and 16.9% in 1995. The 1995 percentage includes a one-time charge of $5.0 million, or .8% of sales, in deferred advertising costs which were charged off as required by the Accounting Standards Executive Committee's Statement on Reporting Advertising Costs. This statement first became effective for the Company at the beginning of fiscal 1995. Excluding the effect of this charge in 1996, SG&A expenses re-flect higher advertising costs which were used to support the increase in sales. This increase in advertising spending was partially offset by a decrease in the bad debt provision resulting from improved collection experience.

Operating income (income before interest and income taxes) increased 57.6% dur-ing the 1996 fiscal year to $48.7 million compared to $30.9 million for fiscal 1995. This increase results from both the higher revenues achieved and the ef-fects of improved cost controls.

Interest expense as a percentage of sales decreased from 3.8% in 1995 to 3.4% in 1996. Interest expense decreased from $22.0 million to $21.7 million in 1996, primarily as a result of lower average rates. The nature of the Company's primary business requires extensive seasonal borrowings to support its working capital needs. During fiscal 1996, working capital borrowings averaged $137.5 million at an average rate of 6.9% compared to $136.4 million and 7.6% respec-tively, for the comparable period of the prior year.

Provision for income taxes is a function of pretax earnings and the combined effective rate of federal and state income taxes. This combined rate was 38% in both 1996 and 1995. The provision for income taxes increased $6.8 million in 1996 as a result of higher pretax earnings, representing 1.6% of net sales as compared to 0.6% in fiscal 1995.

FISCAL YEAR 1995 COMPARED TO FISCAL YEAR 1994

Net sales and other income of $585.3 million for fiscal 1995 increased $19.9 million, or 3.5%, over the 1994 level of $565.4 million. The 1995 sales growth was due to increased sales volume in the activewear line, and was partially offset by decreases in licensed apparel and headwear sales volume which re-sulted from professional sports labor issues. Sales of premium products in-creased in 1995, with Discus Athletic activewear up 29.9% to $75.8 million, and LogoAthletic licensed apparel up 42.8% to $92.0 million. Sales of jersey prod-ucts were $93.1 million for 1995, representing 24.0% of the Company's activewear sales as compared to 16.5% for 1994.

Cost of products sold as a percentage of sales improved in fiscal 1995, de-creasing from 74.2% in fiscal 1994 to 73.8%. This reduction resulted primarily from manufacturing efficiencies realized from increased production schedules and higher average selling prices. Costs were reduced in spite of growth in jersey volume, which typically produces lower margins, and increased raw mate-rial costs. Raw material costs were higher in 1995 than in 1994 as a result of the increased price of both raw cotton and polyester fiber.

Depreciation expense as a percentage of sales decreased from 4.2% for 1994 to 4.0% for 1995. Depreciation expense decreased from $24.0 million in 1994 to $23.2 million in 1995, due to relatively low capital expenditures.

SG&A expenses increased as a percentage of sales to 16.9% for 1995 from 16.5% for 1994. This increase is primarily due to the one-time charge of $5.0 million for deferred advertising costs required to be recognized in 1995. In addition, the bad debt provision was increased in 1995 in response to collection diffi-culties.

Interest expense as a percentage of sales increased from 3.2% in 1994 to 3.8% in 1995. Interest expense increased from $18.2 million in 1994 to $22.0 million in 1995 due to higher interest rates. Average borrowing requirements of $136.4 million at an average rate of 7.6% in 1995 compared with $155.3 million and 5.2% for 1994, respectively.

Provision for income taxes reflects an effective rate for combined federal and state income of 38% for both 1995 and 1994.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Net working capital at December 28, 1996 of $275.4 million was $0.6 million higher than the December 30, 1995 amount of $274.8 million. Net accounts re-ceivable increased $17.4 million from December 30, 1995 to December 28, 1996 due to the strong fourth quarter sales increase.

Inventories traditionally increase through the first half of the year to sup-port second-half shipments. In 1996, inventories peaked on May 25, 1996 at $220.9 million and then dropped to $162.3 million on December 28, 1996. As of December 28, 1996, inventories had increased $4.3 million or 2.7% from December 30, 1995. This increase was primarily due to additional jersey inventories pro-duced to meet anticipated first quarter 1997 demand. The current ratio (ratio of current assets to current liabilities) at December 28, 1996, was 5.9 com-pared to 7.8 for December 30, 1995. The decrease in the ratio was mainly due to higher current liabilities required to meet the increase in receivables and in-ventories.

Total indebtedness at December 28, 1996 consisted primarily of the 1995 Notes totaling $110 million and $113.6 million outstanding under the Senior Credit Facility. The Company's average credit facility borrowings during fiscal 1996 were $137.5 million and its peak borrowing was $175.5 million at September 11, 1996. At December 28, 1996, the Company was in compliance with all debt cove-nants.

On March 20, 1996, the Company's Board of Directors authorized the purchase of up to 750,000 shares of the Company's common stock. On October 29, 1996, the Company's Board of Directors authorized the purchase of an additional 250,000 shares. As of December 28, 1996, a total of 497,800 shares had been purchased and retired. Stockholders' equity increased $13.9 million during fiscal 1996 as a result of net income for the period of $16.7 million and net proceeds from the employee stock purchase plan of $0.8 million partially offset by repur-chases of common stock totalling $2.5 million and preferred dividends of $1.1 million.

In fiscal 1996, net cash provided by operations was $31.2 million compared to $6.9 million in fiscal 1995, reflecting the improved earnings in 1996. Cash used for capital expenditures increased $11.7 million in fiscal 1996 from $17.3 million to $29.0 million primarily as a result of the purchase of the Asheville dyeing facility. The Company has budgeted $21.0 million for capital expendi-tures in fiscal 1997. Cash used by financing activities was $0.6 million for fiscal 1996 compared to cash provided by financing activities of $7.4 million in 1995 as a result of payments on the revolving credit facility and stock re-purchases. The Company expects that its short-term borrowing needs, including that required for the acquisition of California Shirt Sales, Inc., will be met through cash generated from operations and borrowings under the Senior Credit Facility. See "Business-Recent Development." Debt as a percentage of capital-ization was 53.1% at December 28, 1996 compared to 54.6% at December 30, 1995.

SELECTED FINANCIAL DATA                                       Tultex Corporation

                                                             1996              1995           1994          1993        1992
(In thousands of dollars except per share data)            (52 Weeks)       (52 weeks)     (52 weeks)    (52 weeks)  (53 weeks)
Summary of Operations:
Net sales and other income                                  $636,341         $585,289       $565,433       $533,611    $503,946
Costs and operating expenses                                 587,666          554,389        532,847        507,524     470,155

Operating income                                              48,675           30,900         32,586         26,087      33,791
Interest expense                                              21,742           21,952         18,151         16,996      13,540

Income before income taxes and extraordinary
     loss on early extinguishment of debt                     26,933            8,948         14,435          9,091      20,251
Provision for income taxes                                    10,234            3,400          5,485          3,188       7,060

Income before extraordinary loss on early
     extinguishment of debt                                   16,699            5,548          8,950          5,903      13,191

Extraordinary loss on early extinguishment of debt              -              (3,746)          -              -           -

Net Income                                                    16,699            1,802          8,950          5,903      13,191
Less preferred dividend requirement                            1,135            1,135          1,135          1,135       1,041
Balance to common stock                                   $   15,564         $    667       $  7,815      $   4,768    $ 12,150

Weighted average number of common shares
   outstanding                                                29,589            29,810         29,685        28,961      28,872

Shares outstanding at year end                                29,334            29,824         29,807        29,053      28,878

Per Common Share:
Income before extraordinary loss on early
     extinguishment of debt                                 $    .53         $     .15      $     .26     $     .16    $    .42
Net income                                                  $    .53         $     .02      $     .26     $     .16    $    .42

Dividends declared (Note 6)                                 $    .00         $     .00      $     .05     $     .20    $    .20


Book value                                                  $   6.40         $    5.83      $    5.74     $    5.64    $   5.67


Year-End Data:
Current assets                                              $331,921          $315,157       $289,907       $288,691   $249,327
Current liabilities                                           56,430            40,313        167,053         45,138    122,610

Working capital                                             $275,491          $274,844       $122,854       $243,553   $126,717

Inventories                                                 $162,283          $157,946       $130,183       $157,278   $130,166
Property, plant and equipment (net)                         $136,426          $129,002       $134,884       $151,775   $153,188
Total assets                                                $500,780          $475,799       $456,809       $474,965   $435,818
Bank notes payable                                          $  5,628                 -       $  1,000              -   $ 79,825
Current portion of long-term debt                           $    424          $    145       $132,353       $  8,524   $  2,268

Capital Invested:
Long-term debt                                              $223,616          $227,540       $ 83,002       $230,914   $118,438
Stockholders' equity                                         202,928           189,057        187,101        179,197    178,793

Total capital invested                                      $426,544          $416,597       $270,103       $410,111   $297,231

Return on average total capital invested                         4.0%              0.5%           2.6%           1.7%       5.2%
Long-term debt as a percentage of total capital                 52.4%             54.6%          30.7%          56.3%      39.8%

   1992 has been restated to reflect the acquisition of Universal Industries, Inc. (now known as LogoAthletic/Headwear, Inc.) treated as a pooling of interests, and to reflect a change in accounting method from LIFO to FIFO.

COMMON STOCK PRICES AND
DIVIDEND INFORMATION                                         Tultex Corporation

The company's common stock is listed on the New York Stock Exchange under the symbol TTX. The following table shows the daily high, low and closing quotations and dividends per share paid by quarters:


                         52 Weeks ended December 28, 1996             52 Weeks ended December 30, 1995
                         Range of Quotations                          Range of Quotations


Quarter Ended              Low         High    Close                   Low      High     Close

March 30                  $3 7/8      $4 7/8   $4 5/8                 $4 1/8   $5 1/8   $4 5/8
June 29                    4 1/2       5 7/8    4 3/4                  4 5/8    5 7/8    5 5/8
September 28               4 1/4       5 5/8    5 3/8                  5 1/4    6 1/2    5 3/8
December 28                5 3/8       7 3/4    7                      4        5 3/8    4 1/8


See Note 5 to Consolidated Financial Statements for restrictions on consolidated retained earnings imposed by debt covenants. At December 28, 1996, $6,830,000 of consolidated retained earnings were free of such dividend restrictions.



SHARES OF STOCK

The average number of shares of common stock for the year was 29,589,405. The common shares outstanding at year-end amounted to 29,333,571.



STOCK DIVIDENDS AND STOCK SPLITS

Stock dividends and stock splits in the last 10 years include a three-for-two split on July 31, 1987

GENERAL INFORMATION
Stock Listing
Traded on the New York Stock Exchange under the symbol -- TTX

Form 10-K Request
Copies of the company's report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:
  Kathy Rogers
  Corporate Secretary
  Tultex Corporation
  P.O. Box 5191
  Martinsville, VA 24115
  or by calling 540-632-2961, extension 3830 or by e-mail: krogers@neocomm.net

Shareholder Relations
If you have questions regarding your stock, you may contact:
  Regina Haynes
  Supervisor-Shareholder Relations
  Tultex Corporation
  P.O. Box 5191
  Martinsville, VA 24115
  540-632-2961, extension 3831
  FAX: 540-632-8000

Corporate Office
Tultex Corporation
101 Commonwealth Boulevard
Martinsville, VA 24112
540-632-2961
FAX: 540-632-8000
Internet Address: www.tultex.com

General Counsel
Hunton & Williams
P.O. Box 1535
Richmond, VA 23212
804-788-8200

Independent Accountants
Price Waterhouse LLP
200 W. 2nd Street
Winston-Salem, NC 27101
910-725-0691

Transfer Agent
First Union National Bank of NC
Shareholder Services Group
230 South Tryon Street
Charlotte, NC 28288-1153
800-829-8432

Corporate Officers
J. M. Franck
Chairman of the Board

C. W. Davies, Jr.
President and Chief Executive Officer

O. R. Rollins
Executive Vice President and General Counsel

J. J. Smith
Vice President-Distribution/Logistics and Systems

W. J. Gardner, Jr.
Vice President-Operations

B. A. Ratliff
Vice President-Resources

W. J. Caruba
Vice President-Sales and Marketing

A.J. Pichirallo
Vice President-Wholesale

S. H. Wood
Vice President and Chief Financial Officer

J.F. Kies
Controller

K. H. Rogers
Corporate Secretary

R. C. Haynes
Assistant Secretary

W. T. Moore
Assistant Treasurer

Board of Directors
J. M. Franck

C. W. Davies, Jr.

S. P. Bernstein
Managing Director, Head of Leveraged Finance Group
J.P. Morgan & Company, Inc.

L. M. Ewers, Jr.
Partner
Hunton & Williams, Attorneys at Law

I. M. Groves, Jr.
Retired Chairman and Chief Executive Officer
Mainstreet BankGroup, Incorporated

H. R. Hunnicutt, Jr.
Retired Chairman and Chief Executive Officer of the Company

F. K. Iverson
Chairman
Nucor Corporation

B. M. Jacobson
Partner
Katz, Sapper & Miller
Certified Public Accountants

R. M. Simmons Jr.
Retired Chairman of the Board
American Furniture Company

Committees of the Board

Audit Committee
I. M. Groves, Jr.
B. M. Jacobson

Executive Compensation Committee
L. M. Ewers, Jr.
B. M. Jacobson
R. M. Simmons, Jr.

Nominating Committee
J. M. Franck
H. R. Hunnicutt, Jr.
F. K. Iverson

PLANT LOCATIONS

Yarn Manufacturing
Mayodan, North Carolina
Roxboro, North Carolina (2 Plants)

Fabric Manufacturing
Asheville, North Carolina
Martinsville, Virginia

Apparel Manufacturing
Bastian, Virginia
Chilhowie, Virginia
Martinsville, Virginia
Roanoke, Virginia
South Boston, Virginia
Dobson, North Carolina
Mayodan, North Carolina

Customer Service Center
Beaver Creek Industrial Park
Martinsville, Virginia

SUBSIDIARIES

Akom Limited
Montego Bay, Jamaica

Dominion Stores, Inc.
Martinsville, Virginia

LogoAthletic, Inc.
Indianapolis, Indiana

LogoAthletic/Headwear, Inc.
Mattapoisett, Massachusetts

TrackGear, Inc.
Charlotte, North Carolina

Tultex Canada, Inc.
Edmonton, Alberta, Canada

COMPANY-OWNED STORE LOCATIONS

Tultex Mill Outlet Stores
550 Franklin Street
Martinsville, Virginia

Hupps Mill Plaza
South Boston, Virginia

Riverside Shopping Center
Danville, Virginia

5327 Williamson Road
Roanoke, Virginia

3225 Old Forest Road
Lynchburg, Virginia

East Lee Highway
Chilhowie, Virginia

1105 Stafford Drive
Princeton, West Virginia

Meadow Green Shopping Center
Eden, North Carolina

905 North Madison Avenue
Roxboro, North Carolina

704C East Broad Avenue
Rockingham, North Carolina

3840 Reynolda Road
Winston-Salem, North Carolina

Willowdale Shopping Center
Durham, North Carolina

132 New Market Madison
Madison, North Carolina

The Sweatshirt Company
Outlets at Birch Run
Birch Run, Michigan

Horizon Outlet Center
Monroe, Michigan

Lake Erie Factory Outlet
Milan, Ohio

Horizon Outlet Center
Oshkosh, Wisconsin

Factory Stores of America at North Bend
North Bend, Washington

Factory Outlets
Post Falls, Idaho

Crossings Outlet Square
Tannersville, Pennsylvania

Rockvale Square
Lancaster, Pennsylvania

Factory Stores of America at Nuttree II
Vacaville, California

Pacific Outlet Center
Gilroy, California

Natoma Station Factory Outlets
Folsom, California

Horizon Outlet Center
Fremont, Indiana

Horizon Outlet Center
Edinburgh, Indiana

North Hampton Factory Outlet
North Hampton, New Jersey

Factory Stores of America
Nashville, Tennessee

Five Oaks Factory Stores
Sevierville, Tennessee

Bend Factory Outlets
Bend, Oregon

Ocean Outlets Seaside
Rehoboth Beach, Delaware

Sikeston Factory Outlet Stores
Miner, Missouri

Nebraska Crossing Factory Stores
Gretna, Nebraska

LogoAthletic Stores
5668 George Town Road
Indianapolis, Indiana

2333 Post Drive
Indianapolis, Indiana

TULTEX
Tultex Corporation
PO Box 5191
Martinsville VA 24115