Form 10-K, Exhibit 13
period 1998-01-02
TULTEX CORP
filed 1998-04-03
CIK 100166

TULTEX

1997
ANNUAL
REPORT

CONTENTS

   1  Financial Highlights
   2  To Our Stockholders
   6  Balance Sheet
   7  Statement of Operations
   8  Statements of Changes in Stockholders' Equity
   9  Statement of Cash Flows
  10  Notes to Financial Statements
  19  Report of Independent Accountants
  20  Management's Discussion and Analysis
  22  Common Stock Prices and Dividend Information
  23  Selected Financial Data
  24  General Information, Officers and Directors
      Inside Back Cover:Plant Locations, Subsidiaries, Company-Owned Stores


ABOUT OUR COMPANY

Tultex Corporation is one of the world's largest manufacturers, marketers and distributors of casual apparel, including activewear, licensed apparel and caps. The vertically integrated company has broad distribution for its products in the retail and wholesale channels. Products are sold under such brand names as Discus Athletic(R), LogoAthletic(R), Logo7(R), Tultex(R) and Track Gear(TM). Licenses include the NFL, NBA, MLB, NHL, NASCAR and college.

The company operates yarn, fabric, sewing and distribution facilities in Virginia, North Carolina, Indiana, Massachusetts and Jamaica. In addition, Tultex has contractors in Mexico, Central America, Canada and the Caribbean. Licensed apparel is sourced from China, Korea and Taiwan. In the second quarter of 1997, Tultex acquired two distributors, California Shirt Sales on the west coast and T-Shirt City in the midwest. These acquisitions will further move the company toward becoming a marketer and distributor.

Tultex remains committed to its strategies which include:

o shifting away from traditional manufacturing and toward sourcing, marketing and distribution;

o continuing to promote and build its branded business;

o further reducing costs;

o improving debt-to-equity ratio.


[GRAPHIC APPEARS HERE]

                                                              Tultex Corporation


FINANCIAL HIGHLIGHTS

Fiscal years ended:                             Jan. 3, 1998  Dec. 28, 1996      % Increase
                                                 (53 weeks)     (52 weeks)       (Decrease)
--------------------------------------------------------------------------------------------
(In thousands of dollars except per share data)

OPERATING RESULTS:
Net sales and other income                       $ 650,628      $ 636,341           2.2%
Income (loss) before income taxes                $  (7,947)     $  26,933        (129.5)%
Net income (loss)                                $  (4,848)     $  16,699        (129.0)%
Return on average common stockholders' equity         (3.0)%          8.6%           --
--------------------------------------------------------------------------------------------
PER SHARE OF COMMON STOCK:
--------------------------------------------------------------------------------------------
Net income (loss) (1)                            $    (.19)     $     .53        (135.8)%
Book value                                       $    6.23      $    6.40          (2.7)%
--------------------------------------------------------------------------------------------
YEAR-END STATUS:
Working capital                                  $ 295,721      $ 275,491           7.3%
Property, plant and equipment-net                $ 142,851      $ 136,426           4.7%
Total assets                                     $ 538,226      $ 500,780           7.5%
Long-term debt                                   $ 285,727      $ 223,616          27.8%
Common stockholders' equity                      $ 186,081      $ 187,730           (.9)%
Shares of common stock outstanding              29,875,488     29,333,571           1.8%
Number of stockholders                               2,315          2,585         (10.4)%
Number of employees                                  6,708          6,618           1.4%
--------------------------------------------------------------------------------------------
OTHER:
Depreciation                                     $  20,614      $  21,497          (4.1)%
Capital expenditures                             $  29,075      $  29,048            .1%
Interest expense                                 $  27,611      $  21,742          27.0%
Dividends - preferred                            $     810      $   1,135         (28.6)%
--------------------------------------------------------------------------------------------

(1) Based on weighted average number of shares outstanding.
See Notes to Financial Statements.

                                                              Tultex Corporation

TO OUR STOCKHOLDERS

1997 was a difficult and disappointing year for all of us at Tultex. Results were negatively impacted by sourcing and production delays in the third quarter and a precipitous drop in retail demand in the fourth quarter.

Sales for the year ended January 3, 1998 were $650,628,000 versus $636,341,000 during the previous 12 months. The net loss for the year just ended was $4,848,000 or $0.19 per share compared with net income of $16,699,000 or $0.53 per share for the year ended December 28, 1996. The net loss includes a fourth-quarter pretax charge of $9,120,000, which equates to $5,563,000 or $.19 per share on an after-tax basis. Excluding this non-recurring charge, net income for fiscal 1997 was $715,000 or break even on an earnings per share basis after giving consideration to preferred dividends.

This charge resulted from initiatives undertaken by our company to improve our future cost structure which had a negative impact on operating results in 1997. These initiatives include:

o bringing major capital projects on-line to improve textile manufacturing efficiencies and yields;

o closing two domestic sewing plants in order to further shift sewing production to non-U.S. locations where costs are lower;

o closing two distributor warehouses and a sales office, and reducing staff as the company streamlines its activewear operations.

Our business, particularly in the second half, was hurt by operational problems, pricing pressures and sluggish holiday sales. In the third quarter, we experienced difficulties with non-U.S. contractors who did not meet production schedules. These problems were further exacerbated by competitors shifting rapidly to non-U.S. sewing, which further increased competition for reliable contractors outside the United States.

We have addressed third-quarter operational problems in our sourcing area by reducing the number of contractors utilized and dedicating more senior management and technical resources at these locations. These factors, along with continued migration of our production to non-U.S. locations, should reduce our cost structure in 1998.

In the fourth quarter, particularly during the critical holiday shopping season, sluggish sales at retail and pricing pressures in certain channels of distribution tell the story of our missed sales and earnings targets. In particular, demand for higher margin fleece and licensed apparel products was weak at year-end. Many retailers cited warmer fall weather as a contributing factor for weak consumer demand for outerwear.

1998 WILL BE CHALLENGING, BUT WE ARE
BETTER POSITIONED TO FACE THESE CHALLENGES...
While 1998 will be challenging for everyone in our industry, we can point to several positives for improvement in 1998.

First, we will benefit from a full year of our distributor businesses and increased penetration of our products through this channel. In 1997, we had $109 million in sales from our distributors in the eight months we owned them, with approximately 40% of sales coming from our own Tultex products. In 1998, a full year of our distributors and continued penetration of our own products, should result in a doubling of sales of Tultex products through this channel.

Second, we have reduced sewing costs as a result of our sourcing initiative. Third, we have eliminated the previously mentioned operational problems experienced in the third quarter of 1997.

                                                              Tultex Corporation


Fourth, we completed several capital projects that will benefit us in 1998 by improving manufacturing efficiencies and reducing costs. They include installation of new equipment at our Roxboro, N.C. yarn plant in the second half of 1997, which is expected to further drive our yarn manufacturing costs down. Also, implementation of a major project in our knitting area to the "knit-to-lot" concept and jumbo rolls should improve our work-in-process inventories and fabric utilization. Finally, in our dyeing department in Martinsville, we have eliminated pad dyeing and converted to the latest in pressure vessel dyeing equipment which enables us to better serve our customers' demands for a greater variety of shades and colors.

In the area of information technology, Tultex is in the process of implementing the R3 version of SAP software, a totally-integrated information management system.

Having completed or reached near completion on these capital-improvement projects in 1997, we expect capital spending in 1998 to be lower.

WE REMAIN COMMITTED TO OUR STRATEGIES...
Despite the difficulties of 1997, we remain convinced that we have the right strategies in place to grow our business and be successful. These strategies include:

o shifting away from traditional manufacturing and toward sourcing, marketing and distribution;

o  continuing to promote and build our branded business;

o  further reducing our costs;

o improving our debt-to-equity ratio.

The clear trend in our industry is a shift toward sourcing and away from owning manufacturing assets. We have a much smaller percentage of our corporate assets invested in manufacturing than we have had in the past, which allows us to be more flexible and quickly respond to changing needs. In the past five years, we have reduced the amount of money tied up in fixed assets as a percentage of sales. As we continue to shift toward becoming a marketer and distributor, more and more of our investments will be in these areas.

As we pursue our strategy of promoting our branded products, we will have to be more creative. We have two objectives in 1998: reducing promotional costs as a percentage of sales and taking advantage of new opportunities.

For instance, new to our marketing mix in licensed apparel will be on-field jersey presence. LogoAthletic(R) has obtained a license to provide on-field jerseys for six

                       [PHOTO APPEARS IN MIDDLE OF PAGE]

                                                              Tultex Corporation


NFL teams--Buffalo Bills, Cincinnati Bengals, Indianapolis Colts, St. Louis Rams, Seattle Seahawks and Tennessee Oilers. LogoAthletic will continue to supply official sideline apparel to the coaching staff of all of the above teams, as well as the Arizona Cardinals.

In addition to exposure from on-field and sideline presence, LogoAthletic continues to be promoted by star players like Troy Aikman, Dan Marino, Super Bowl Quarterback John Elway and Bruce Smith.

Products approved by licensors for the mass market are generating new sales in a product category where Tultex previously had no distribution. These products are principally jerseys for the NBA, NHL and Major League Baseball.

Discus Athletic(R) was impacted by sluggish second-half sales due to warmer weather and an oversupply at retail. In addition, the yen/dollar ratio hurt our Japanese sales of Discus Athletic products, but we anticipate a rebound in this sector in 1998. We are encouraged by the reception of our Fall '98 line. Discus will have its first women's retail placement for Fall 1998.

We also see opportunities for growth in 1998 through our Track Gear(TM) line of apparel geared towards motorsports. Track Gear made a name for itself in the NASCAR market, with sales tripling in 1997. NASCAR chose Track Gear as one of four apparel licensees for its 50th Anniversary. We are excited about the potential in motorsports. According to NASCAR, the audience for Winston Cup racing has grown from 2.6 million in 1987 to 6.1 million in 1997 and we plan to capitalize on this rapidly growing sport.

ABOUT OUR BOARD...
Over the past several years, we have consciously sought people for our board who can help strengthen our company and broaden our perspective.

Seth Bernstein of J. P. Morgan & Company, Inc. joined the Board in February 1997. He is managing director and head of the Leveraged Finance Group at J. P. Morgan and has more than 10 years of experience in investment banking.

Lynn Beasley, executive vice president for R. J. Reynolds Tobacco Company, was elected to the board in July. She oversees marketing for R. J. Reynolds Tobacco and has been involved in marketing and brand development throughout her 15-plus years with the company.

With Ms. Beasley's strong background in marketing and Mr. Bernstein's expertise in financial matters, we

                       [PHOTO APPEARS IN MIDDLE OF PAGE]

                                                              Tultex Corporation

                              [PHOTO APPEARS HERE]

TULTEX BOARD OF DIRECTORS (STANDING FROM LEFT): LATHAN M. EWERS, JR., JOHN M. FRANCK, CHAIRMAN, SETH P. BERNSTEIN AND BRUCE M. JACOBSON; (SEATED FROM LEFT):
RICHARD M. SIMMONS, JR., F. KENNETH IVERSON, CHARLES W. DAVIES, JR., PRESIDENT AND CHIEF EXECUTIVE OFFICER, LYNN J. BEASLEY AND H. RICHARD HUNNICUTT, JR.


are confident that these newest additions to our board, as well as our veteran members, will be great assets to our company and our shareholders.

Again, 1997 was a challenging year for us and our industry given the marketplace and changing customer needs, yet we improved our competitive position. In 1998, we believe our cost reduction efforts and new opportunities, coupled with a full year of our distributor business, will lead to better results for our shareholders.

Sincerely,


/s/ John M. Franck
John M. Franck
Chairman of the Board


/s/ Charles W. Davies, Jr.
Charles W. Davies, Jr.
President and Chief Executive Officer

                                                              Tultex Corporation

BALANCE SHEET
(in thousands of dollars except share data)

Assets                                                                        Jan. 3, 1998       Dec. 28, 1996
------------------------------------------------------------------------------------------------------------
CURRENT ASSETS:
Cash and equivalents                                                            $   2,507          $   1,654
Accounts receivable, less allowance for doubtful accounts
    of $4,205 (1997) and $3,762 (1996)                                            123,315            160,107
Inventories (Note 2)                                                              199,855            162,283
Prepaid expenses                                                                    9,290              7,877
Income taxes refundable                                                             2,696                 --
------------------------------------------------------------------------------------------------------------
Total current assets                                                              337,663            331,921
------------------------------------------------------------------------------------------------------------
Property, plant and equipment, net of depreciation (Note 3)                       142,851            136,426
Intangible assets                                                                  44,190             24,333
Other assets                                                                       13,522              8,100
------------------------------------------------------------------------------------------------------------
Total Assets                                                                    $ 538,226          $ 500,780
------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
------------------------------------------------------------------------------------------------------------
CURRENT LIABILITIES:
Notes payable to banks (Note 4)                                                 $   5,000          $   5,628
Current maturities of long-term debt (Notes 5 and 19)                                 527                424
Accounts payable - trade                                                           26,437             33,981
Accrued liabilities - other                                                         9,975             14,429
Dividends payable (Note 6)                                                              3                284
Income taxes payable                                                                   --              1,684
------------------------------------------------------------------------------------------------------------
Total current liabilities                                                          41,942             56,430
------------------------------------------------------------------------------------------------------------
Long-term debt, less current maturities (Notes 5 and 19)                          285,727            223,616
------------------------------------------------------------------------------------------------------------
OTHER LONG-TERM LIABILITIES:
Deferred income taxes (Note 8)                                                     11,278             12,890
Other                                                                               5,167              4,916
------------------------------------------------------------------------------------------------------------
Total other long-term liabilities                                                  16,445             17,806
------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY (Notes 5, 6, 7, 14 and 15):
5% cumulative preferred stock, $100 par value; authorized - 22,000
    shares, issued and outstanding - 1,975 shares (1997 and 1996)                     198                198
    Series B, $7.50 cumulative convertible preferred stock; authorized -
    150,000 shares, issued and outstanding - 75,000 shares (1997) and
    150,000 shares (1996)                                                           7,500             15,000
Series C, 4.5% cumulative convertible preferred stock; authorized - 100,000
   shares, issued and outstanding - 33,260 (1997)                                     333                 --
Common stock, $1 par value; authorized - 60,000,000 shares, issued and
    outstanding - 29,875,488 shares (1997) and 29,333,571 shares (1996)            29,875             29,334
Capital in excess of par value                                                      6,893              3,416
Retained earnings                                                                 150,005            155,683
Unearned stock compensation                                                           (91)                --
------------------------------------------------------------------------------------------------------------
                                                                                  194,713            203,611
Less notes receivables from stockholders                                              601                683
------------------------------------------------------------------------------------------------------------
Total stockholders' equity                                                        194,112            202,928
------------------------------------------------------------------------------------------------------------
Commitments and contingencies (Notes 11, 12 and 13)
Total Liabilities and Stockholders' Equity                                      $ 538,226          $ 500,780
------------------------------------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of this statement.

                                                              Tultex Corporation


STATEMENT OF OPERATIONS


Fiscal years ended:                                    Jan.3, 1998  Dec. 28, 1996  Dec. 30, 1995
                                                        (53 weeks)   (52 weeks)     (52 weeks)
----------------------------------------------------------------------------------------------
(In thousands of dollars except per share data)

Net sales and other income                               $650,628     $636,341       $585,289
----------------------------------------------------------------------------------------------
COSTS AND EXPENSES:

Cost of products sold                                     508,998      469,715        432,062

Depreciation                                               20,614       21,497         23,163

Selling, general and administrative (Note 16)             101,352       96,454         99,164

Interest                                                   27,611       21,742         21,952
----------------------------------------------------------------------------------------------
Total costs and expenses                                  658,575      609,408        576,341
----------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary
    loss on early extinguishment of debt                   (7,947)      26,933          8,948
Provision (benefit) for income taxes (Note 8)              (3,099)      10,234          3,400
----------------------------------------------------------------------------------------------
Income (loss) before extraordinary loss on
    early extinguishment of debt                           (4,848)      16,699          5,548
Extraordinary loss on early extinguishment of debt
    (Net of income taxes of $2,296) (Note 5)                   --           --         (3,746)
----------------------------------------------------------------------------------------------
Net Income (Loss)                                        $ (4,848)    $ 16,699       $  1,802
----------------------------------------------------------------------------------------------
Preferred dividend requirement                               (810)      (1,135)        (1,135)
Balance applicable to common stock                         (5,658)      15,564            667
----------------------------------------------------------------------------------------------
Income (Loss) per Common
Share:
    Income (loss) before extraordinary loss
    on early extinguishment of debt:
         Basic                                           $   (.19)    $    .53       $    .15
         Diluted                                             (.19)         .52            .15

    Extraordinary loss on early extinguishment of debt         --           --           (.13)
----------------------------------------------------------------------------------------------
Net Income (Loss):
         Basic                                           $   (.19)    $    .53       $    .02
         Diluted                                             (.19)         .52            .02
----------------------------------------------------------------------------------------------
Dividends per Common Share (Note 6)                      $    .00     $    .00       $    .00
----------------------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of this statement.

                                                              Tultex Corporation


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                            Capital                Unearned   Notes        Total
                                5%         Series B    Series C             in Excess              Stock      Receivable-  Stock-
                                Preferred  Preferred   Preferred   Common   of Par      Retained   Compen-    Stock-       holders'
                                Stock      Stock       Stock       Stock    Value       Earnings   sation     holders      Equity
-----------------------------------------------------------------------------------------------------------------------------------
(In thousands of dollars)
Balance as of
December 31, 1994               $198       $15,000      $  --     $29,807    $5,279     $140,283    $   --     $(3,466)    $187,101

Net income for the 52
    weeks ended
    Dec. 30, 1995                                                                          1,802                              1,802
Shares issued as payment
    of agency commissions                                              17        68                                              85
Collections - stockholders'
    notes receivable                                                                                             2,055        2,055
Dividends on preferred stock                                                              (1,986)                            (1,986)
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of
December 30, 1995                198        15,000         --      29,824     5,347      140,099        --      (1,411)     189,057

Net income for the 52
    weeks ended
    Dec. 28, 1996                                                                         16,699                             16,699
Exercise of stock options                                               7        28                                              35
Repurchase of common stock                                           (497)   (1,959)                                         (2,456)
Collections - stockholders'
    notes receivable                                                                                               728          728
Dividends on preferred stock                                                              (1,135)                            (1,135)
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of
December 28, 1996                198        15,000         --      29,334     3,416      155,663        --        (683)     202,928

Net loss for 53 weeks ended
   January 3, 1998                                                                        (4,848)                            (4,848)
Issuance of preferred stock                                  333                                                                333
Repurchase of preferred
   stock                                    (7,500)                                                                          (7,500)
Exercise of stock options                                             293     1,352                               (320)       1,325
Repurchase of common
   stock                                                             (336)   (1,734)                                         (2,070)
Restricted stock awards                                                31       196                   (227)                      --
Stock compensation                                                                                     136                      136
Shares issued in CSS
   acquisition                                                        554     3,671                                           4,225
Restricted stock awards lost                                           (1)       (8)                                             (9)
Collections - stockholders'
   notes receivable                                                                                                402          402
Dividends on preferred
   stock                                                                                    (810)                              (802)
-----------------------------------------------------------------------------------------------------------------------------------
Balance as of
January 3, 1998                 $198       $ 7,500          $333  $29,875   $ 6,893     $150,005      $(91)      $(601)    $194,112
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying Notes to Financial Statements are an integral part of this statement.

                                                              Tultex Corporation

STATEMENT OF CASH FLOWS


Fiscal years ended:                                                 Jan. 3, 1998   Dec. 28, 1996  Dec. 30, 1995
                                                                     (53 weeks)     (52 weeks)     (52 weeks)
----------------------------------------------------------------------------------------------------------------
(in thousands of dollars)

Operating Activities:
Net income (loss)                                                    $  (4,848)      $  16,699      $   1,802
ITEMS NOT REQUIRING (PROVIDING) CASH:
Depreciation                                                            20,614          21,497         23,163
Deferred income taxes                                                   (1,612)            287         (2,290)
Amortization of intangible assets                                        3,380           1,217          1,216
Unamortized deferred debt issuance costs                                    --              --          3,109
Other non-cash items                                                       140              --             --
Other long-term liabilities                                                238          (1,370)         1,526

CHANGES IN ASSETS AND LIABILITIES, NET OF EFFECT OF ACQUISITIONS:
Accounts receivable                                                     34,832         (17,375)        (2,989)
Inventories                                                               (344)         (4,337)       (27,763)
Prepaid expenses                                                        (2,043)          4,621          2,636
Accounts payable and accrued expenses                                  (28,263)          9,525          8,151
Income taxes payable                                                    (4,380)            403         (1,683)
----------------------------------------------------------------------------------------------------------------
Cash provided by operating activities                                   17,714          31,167          6,878
----------------------------------------------------------------------------------------------------------------

Investing Activities:
Additions to property, plant and equipment                             (29,075)        (29,048)       (17,337)
Business acquisitions                                                  (21,875)             --             --
Change in other assets                                                  (4,315)         (2,010)          (838)
Sales and retirements of property and equipment                          2,995             127             56
----------------------------------------------------------------------------------------------------------------
Cash used by investing activities                                      (52,270)        (30,931)       (18,119)
----------------------------------------------------------------------------------------------------------------
Financing Activities:
Issuance (payment) of short-term borrowings                               (628)          5,628         (1,000)
Issuance (payment) of revolving credit facility borrowings             (27,400)         (3,900)        13,500
Issuance of long-term debt                                              75,000             400        110,052
Payments on long-term debt                                                (745)           (145)      (111,222)
Cost of debt issuance                                                   (2,204)             --         (4,038)
Cash dividends                                                          (1,091)           (853)        (1,986)
Purchase of preferred stock                                             (7,500)             --             --
Proceeds from stock plans                                                  402             728          2,055
Net proceeds (payments) from issuance (repurchase) of common stock        (425)         (2,421)            85
----------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities                            35,409            (563)         7,446
----------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and equivalents                            853            (327)        (3,795)

Cash and equivalents at beginning of year                                1,654           1,981          5,776
----------------------------------------------------------------------------------------------------------------
Cash and equivalents at end of year                                  $   2,507       $   1,654      $   1,981
----------------------------------------------------------------------------------------------------------------


The accompanying Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS


                                                              Tultex Corporation


Fiscal years ended January 3, 1998, December 28, 1996 and
December 30, 1995

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

CASH AND EQUIVALENTS--The company considers cash on hand, deposits in banks, certificates of deposit and short-term marketable securities as cash and equivalents for the purposes of the statement of cash flows. Such cash equivalents have original maturities of less than 90 days.

INVENTORIES--Inventories are recorded at the lower of cost or market, with cost determined on the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT--Substantially all land, buildings and equipment are carried at cost. Major renewals and betterments are capitalized while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently. Construction in progress includes capital project and computer system costs in the process of implementation. Depreciation is provided on the straight-line method for all depreciable assets over their estimated useful lives as follows:

Classification                      Estimated Useful Lives
--------------------------------------------------------------------------------
Land improvements                   20 years
Buildings and improvements          12-50 years
Machinery and equipment             3-20 years

INTANGIBLE ASSETS--Goodwill and licenses are being amortized on a straight-line basis over 25 years. The company continually evaluates the existence of goodwill impairment on the basis of whether the goodwill is fully recoverable from projected, undiscounted net cash flows of the related asset. The gross amount of goodwill was $25,569,000 at January 3, 1998 and $3,909,000 at December 28, 1996.
Accumulated amortization of goodwill was $1,525,000 at January 3, 1998 and $782,000 at December 28, 1996, respectively. The gross amount of licenses was $26,507,000 at January 3, 1998 and December 28, 1996. Accumulated amortization of licenses was $6,362,000 and $5,301,000 at January 3, 1998 and December 28, 1996, respectively.

PENSIONS--Pension expense includes charges for amounts not less than the actuarially determined current service costs plus amortization of prior service costs over 30 years. The company funds amounts accrued for pension expense not in excess of the amount deductible for federal income tax purposes. REVENUE RECOGNITION--The company recognizes the sale when the goods are shipped or ownership is assumed by the customer.

INCOME TAXES--Income taxes are provided based upon income reported for financial statement purposes. Deferred income taxes reflect the tax effect of temporary differences between financial and taxable income.

NET INCOME (LOSS) PER COMMON SHARE--Net income (loss) per common share is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding during the period after deducting the preferred dividend requirements which accrued during the period. The weighted average number of common shares outstanding were 29,783,000, 29,589,000 and 29,810,000 for fiscal 1997, 1996 and 1995, respectively. The dilutive effect of stock options is computed using the treasury stock method. In 1997, the company adopted Statement of Financial Standards (SFAS) No. 128, "Earnings Per Share." The standard requires companies to report basic and diluted earnings per share. A reconciliation of basic and diluted earnings per share for each of the fiscal years presented is shown in the following table.

(In thousands except per share data)         1997        1996      1995
--------------------------------------------------------------------------------
Weighted average number of
  common shares outstanding                 29,783      29,589    29,810
--------------------------------------------------------------------------------
Income (loss) available to
   common shareholders                     $(5,658)    $15,564    $4,413
--------------------------------------------------------------------------------
Earnings (loss) per
   common share-basic                      $  (.19)    $   .53    $  .15
--------------------------------------------------------------------------------

Weighted average number of
   common shares outstanding                29,783      29,589    29,810
Add: Dilutive effect of stock options,
   computed using the treasury
   stock method                                 --         149         3
--------------------------------------------------------------------------------
Weighted average number of
   common and common equivalent
   shares outstanding                       29,783      29,738    29,813
--------------------------------------------------------------------------------
Income (loss) available to
   common shareholders                     $(5,658)    $15,564    $4,413
--------------------------------------------------------------------------------
Earnings (loss) per
   common share-diluted                    $  (.19)    $   .52    $  .15
--------------------------------------------------------------------------------

FISCAL YEAR--The company's fiscal year ends on the Saturday nearest to December 31, which periodically results in a fiscal year of 53 weeks.

FAIR VALUE OF FINANCIAL INSTRUMENTS--Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments," requires disclosure about the fair value of certain instruments. The company believes the carrying amounts for cash, accounts receivable, accounts payable, accrued liabilities and variable rate debt approximate fair value because of the short-term maturity of these instruments. The estimated fair value of the company's fixed rate debt and interest rate swap is disclosed in Note 5.

                                                              Tultex Corporation

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING STANDARDS--In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." These statements, which are effective for fiscal years beginning after December 15, 1997, expand or modify disclosures and will have no impact on the company's consolidated financial position, results of operations or cash flows.

Note 2--Inventories
The components of inventories are as follows:

(In thousands                       Jan. 3,          Dec. 28,
of dollars)                          1998              1996
-------------------------------------------------------------
Raw materials                    $  30,198          $  31,253
Goods in process                    19,391             21,464
Finished goods                     139,308            103,269
Supplies                            10,958              6,297
-------------------------------------------------------------
Total inventories                 $199,855           $162,283
-------------------------------------------------------------

Note 3--Property, Plant and Equipment Property, plant and equipment consist of the following:

                                      Jan. 3,          Dec. 28,
(In thousands of dollars)              1998             1996
---------------------------------------------------------------
Land and improvements               $    3,973       $    4,193
Buildings and improvements              63,017           64,991
Machinery and equipment                248,596          235,499
Construction in progress                30,877           18,657
---------------------------------------------------------------
                                       346,463          323,340
Less accumulated depreciation          203,612          186,914
---------------------------------------------------------------
Net property, plant and equipment   $  142,851         $136,426
---------------------------------------------------------------

Note 4--Short Term Agreements
The company currently has short-term lines of credit with four banks totaling $18,000,000. The company's revolving credit facility limits outstanding borrowings under these lines to $10,000,000. Borrowings outstanding at January 3, 1998 and December 28, 1996 were $5,000,000 with interest at 6.9% for both periods, respectively.

The company utilizes letters of credit for foreign sourcing of inventory. Trade letters of credit outstanding were $5,503,000, $3,206,000 and $3,648,000 at January 3, 1998, December 28, 1996 and December 30, 1995, respectively.

Note 5--Long Term Debt
                                   Jan. 3,          Dec. 28,
(In thousands of dollars)           1998             1996
------------------------------------------------------------
Amount due under revolving
   credit agreements             $  86,200          $113,600
10 5/8% senior notes due
   March 15, 2005                  110,000           110,000
9 5/8% senior notes due
   April 15, 2007                   75,000                --
10% convertible subordinated
   notes due April 15, 2007          9,715                --
9% convertible subordinated
   notes due April 15, 2007          4,690
Other indebtedness                     649               440
------------------------------------------------------------
                                   286,254           224,040
Less current maturities                527               424
------------------------------------------------------------
Total long-term debt              $285,727          $223,616
------------------------------------------------------------

In March 1995, the company sold $110 million of 10 5/8% senior notes due March 15, 2005. Net proceeds from the sale, together with borrowings under the revolving credit facility, were used to repay existing borrowings. In connection with the repayment of certain loans, the company was required to write off unamortized debt issuance costs and incurred a prepayment penalty. The resultant one-time, after-tax charge amounted to $3,746,000 or 13 cents per share.

On April 15, 1997, the company sold $75 million of 9 5/8% senior notes due 2007. Proceeds from the sale of the senior notes were used to repay existing indebtedness and redeem $7,500,000 of the Series B, $7.50 cumulative convertible preferred stock.

On May 15, 1997, the company entered into a three-year $187 million revolving credit facility which replaced its existing three-year facility due to expire in 1998. The terms of the new facility are substantially equivalent to those of the former revolving credit facility, except that the maximum borrowing under the new facility is $187 million, compared with $225 million under the old facility. Reduction of the borrowing limit reflects the sale of the $75 million senior notes described above.

In connection with the purchase of California Shirt Sales, Inc. (see Note 18), the company issued $9,715,000 of 10% convertible subordinated notes due April 15, 2007 and $4,690,000 of 9% convertible subordinated notes due April 15, 2007. Commencing on April 15, 1999, the holder of the notes may convert, at his option, up to 20% per annum of the original principal amount into the company's common stock. The number of common shares will be determined by dividing the principal amount of the notes to be converted by the closing price of the company's common stock on the business day prior to the submission of shares for conversion.

Tultex Corporation

Certain subsidiaries of the company fully and unconditionally guarantee the company's obligations under both the 10 5/8% senior notes and the 9 5/8% senior notes on a joint and several basis.

The senior notes and revolving credit facility contain provisions regarding maintenance of net worth, indebtedness levels and restrictions on the payment of cash dividends. At January 3, 1998, the company was in compliance or had obtained waivers for any violations of the covenants. Consolidated retained earnings free of dividend restrictions imposed by the debt covenants amounted to $5,353,000 at January 3, 1998.

Interest paid by the company in 1997, 1996 and 1995 was $26,042,000, $21,654,000 and $22,412,000, respectively. The weighted average interest rates on borrowings under the revolving credit facility at January 3, 1998 and December 28, 1996 were 7.3% and 6.9%, respectively.

The aggregate maturities of long-term debt for each of the next five fiscal years are as follows:

(In thousands of dollars)                         Total
----------------------------------------------------------
1998                                           $     527
1999                                                 111
2000                                              86,207*
2001                                                   4
2002                                                  --

*Includes maturity of $86,200 outstanding under revolving credit facility.

At January 3, 1998 and December 28, 1996, the fair value of the 10 5/8% senior notes exceeded the carrying amount by approximately $3,800,000 and $10,800,000, respectively. At January 3, 1998, the fair value of the 10% convertible subordinate notes due 2007 exceeded the carrying value by approximately $369,000. The carrying values of the 9 5/8% senior notes and the 9% convertible subordinated notes due 2007 exceeded the fair values by approximately $500,000 and $108,000, respectively. Such fair values were determined using valuation techniques that considered cash flows discounted at current market rates in effect at the end of the year.

In 1997, the company entered into an interest rate swap agreement with an aggregate notional amount of $110 million to swap the 10 5/8% senior notes fixed rate with a variable rate. The agreement is effective until March 15, 2000. The differential to be paid or received is accrued as interest rates change and is recognized as an adjustment to interest expense in the statement of operations. The fair value of the swap agreement, which reflected a loss of approximately $5 thousand at January 3, 1998 based on quoted market prices and discounted cash flows, is not recognized in the financial statements. The company is exposed to credit loss in the event of nonperformance by the counterparties, with such exposure limited to the amount to be received over the remaining term of the agreement. The company does not anticipate nonperformance by the counterparties and expects no material loss will result from such agreements.

Note 6--Dividends
During the second quarter of 1994, the company suspended the payment of dividends on its common stock. As of January 3, 1998, common stock dividends had not been reinstated.

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

On March 21, 1991, the company's stockholders ratified the 1990 Stock Option Plan under which 700,000 shares of common stock were reserved for option grants to certain officers and employees. Options granted under the 1990 Plan may be incentive stock options ("ISOs") or nonqualified stock options. The option price will be fixed by the Executive Compensation Committee of the Board at the time the option is granted, but in the case of an ISO, the price cannot be less than the share's fair market value on the date of grant. Grants must be made before October 18, 2000 and generally expire within 10 years of the date of grant. In exercising options, an employee may receive a loan from the company for up to 90% of the exercise price. Outstanding loans are shown as a reduction of stockholders' equity on the balance sheet. On May 19, 1994, the stockholders approved an increase of 500,000 shares in the maximum number of shares to be issued pursuant to the exercise of options granted under the Plan and extended the date that grants could be made to October 27, 2003.

On April 30, 1996, the company's stockholders ratified the 1996 Stock Incentive Plan under which 700,000 shares of common stock were reserved for stock option grants and other awards.

A summary of the changes in the number of common shares under option for each of the three previous years follows:

Year Ended                            Number                    Per Share
January 3, 1998                     of Shares                 Option Price
---------------------------------------------------------------------------
Outstanding at beginning of year     1,463,600                $4.88-$9.75
Granted                                615,000                $5.81-$8.25
Exercised                              243,000                $4.88-$8.00
Expired                                349,200                $8.38-$9.63
Cancelled                                2,500                $9.63-$9.75
---------------------------------------------------------------------------
Outstanding at end of year           1,483,900                $4.88-$9.75
---------------------------------------------------------------------------
Exercisable at end of year           1,355,400                $4.88-$9.75
---------------------------------------------------------------------------
Shares reserved for future grant:
Beginning of year                      517,800
---------------------------------------------------------------------------
End of year                            165,600
---------------------------------------------------------------------------

Year Ended                          Number           Per Share
December 28, 1996                   of Shares       Option Price
------------------------------------------------------------------
Outstanding at beginning of year     1,298,400        $5.00-$9.75
Granted                                293,000              $4.88
Exercised                                7,000        $4.88-$6.00
Expired                                 30,000        $8.25-$8.38
Cancelled                               90,800        $4.88-$9.75
------------------------------------------------------------------
Outstanding at end of year           1,463,600        $4.88-$9.75
------------------------------------------------------------------
Exercisable at end of year           1,333,600        $4.88-$9.75
------------------------------------------------------------------
Shares reserved for future grant:
Beginning of year                       23,000
------------------------------------------------------------------
End of Year                            517,800
------------------------------------------------------------------

Year Ended                          Number           Per Share
December 30, 1995                   of Shares       Option Price
------------------------------------------------------------------
Outstanding at beginning of year     1,225,400        $5.13-$9.75
Granted                                181,000        $5.00-$5.50
Exercised                                   --                --
Expired                                 82,300        $7.50-$7.63
Cancelled                               25,700        $5.00-$9.75
------------------------------------------------------------------
Outstanding at end of year           1,298,400        $5.00-$9.75
------------------------------------------------------------------
Exercisable at end of year           1,098,400        $5.00-$9.75
------------------------------------------------------------------
Shares reserved for future grant:
Beginning of year                      190,000
------------------------------------------------------------------
End of year                             23,000
------------------------------------------------------------------

The company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," which establishes a fair value-based method of accounting for stock-based compensation. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the company's three stock option plans been determined based on the fair value at the grant date for awards in 1997 and 1996 consis-tent with provisions of SFAS 123, the company's net income
(loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated in the table below:

                                          Fiscal Years Ended
                                    --------------------------------
(In thousands of dollars)           Jan. 3, 1998       Dec. 28, 1996
--------------------------------------------------------------------
Net income (loss) - as reported     $(4,848)            $16,699
Net income (loss) - pro forma       $(5,132)            $16,316

Net income (loss) per share -
   as reported                      $  (.19)            $   .53
Net income (loss) per share -
   pro forma                        $  (.20)            $   .51

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 1997 and 1996: dividend yield of 0.0%; expected volatility of 34.84% for 1997 and 36.16% for 1996; weighted average risk-free interest rate of 5.96% for 1997 and 6.67% for 1996; and expected lives of 5 years.

Note 8--Income Taxes
The components of the provision for federal and state income taxes are summarized as follows:

                           Jan. 3,       Dec. 28,    Dec. 30,
(In thousands of dollars)   1998           1996        1995
-------------------------------------------------------------
CURRENTLY PAYABLE:
Federal                    $(1,367)     $  8,437      $ 4,965
State                         (120)        1,510          725
-------------------------------------------------------------
                            (1,487)        9,947        5,690
-------------------------------------------------------------
DEFERRED:
Federal                     (1,387)          297       (1,778)
State                         (225)          (10)        (512)
-------------------------------------------------------------
                            (1,612)          287       (2,290)
-------------------------------------------------------------
Total provision (benefit)  $(3,099)      $10,234      $ 3,400
-------------------------------------------------------------

Significant components of deferred tax liabilities and assets are as follows:

                                           Jan. 3,     Dec. 28,
(In thousands of dollars)                   1998        1996
---------------------------------------------------------------
DEFERRED TAX LIABILITIES:
Tax over book depreciation                 $14,343     $15,523
Intangible assets                            1,887       1,631
---------------------------------------------------------------
Gross deferred tax liabilities              16,230      17,154
---------------------------------------------------------------
DEFERRED TAX ASSETS:
Bad debt and other allowances                1,573       1,398
Inventory reserves                             877         376
Postretirement benefits                        614         402
Pension obligations                            141         891
Reserve for plant closings                     215          --
Charitable contribution                        243          --
Accrued liabilities                            937          751
Other                                          352          446
---------------------------------------------------------------
Gross deferred tax assets                    4,952        4,264
---------------------------------------------------------------
Net deferred tax liabilities               $11,278      $12,890
---------------------------------------------------------------

A reconciliation of the statutory federal income tax rates with the com-pany's effective income tax rates for 1997, 1996 and 1995 was as follows:

                         Jan. 3,    Dec. 28,    Dec. 30,
                          1998        1996        1995
--------------------------------------------------------
Statutory federal rate     35%         35%         35%
State rate, net              3          3           3
Other                        1         --          --
--------------------------------------------------------
Effective income tax rate  39%         38%         38%
--------------------------------------------------------

Income tax payments were $3,416,000, $8,597,000 and $4,895,000 for fiscal 1997,
1996 and 1995, respectively.

Note 9--Employee Benefits
All qualified employees of the parent company and its LogoAthletic/Headwear, Inc. subsidiary are covered by a noncontributory, defined benefit plan. The benefits are based on years of service and the employee's highest five consecutive calendar years of compensation paid during the 10 most recent years before retirement. Prior service costs are amortized over 30 years. The status of the defined benefit plan as of January 3, 1998 and December 28, 1996 was as follows:

(In thousands of dollars)                     1997             1996
--------------------------------------------------------------------
Fair value of plan assets, primarily
   listed stocks and corporate and
   government debt                          $45,894          $38,218
--------------------------------------------------------------------
Accumulated benefit obligation,
   including vested benefits of
   $39,937 and $33,652, respectively         40,824           34,457
Additional benefits based on estimated
   future salary levels                       5,693            4,834
--------------------------------------------------------------------
Projected benefit obligation                 46,517           39,291
--------------------------------------------------------------------
Projected benefit obligation
    in excess of plan assets                   (623)          (1,073)
Unrecognized net loss                         1,754              669
Unrecognized net transitional assets           (430)            (899)
Unrecognized prior service cost                 388              445
--------------------------------------------------------------------
(Accrued) prepaid pension cost             $  1,089         $   (858)
--------------------------------------------------------------------


The following rate assumptions were made for the plan:

                                              1997             1996
--------------------------------------------------------------------
Discount rate of return on
   projected benefit obligation              7.50%             7.75%
Rate of return on plan assets               10.00%            10.00%

The long-term rate of salary progression for 1997 reflected an increase of 4% for eight years with an ultimate rate of increase of 5% thereafter. The long-term rate for 1996 reflected an increase of 3.5% for the first year, followed by 4% for six years with an ultimate rate increase of 5% thereafter.

Pension expense in 1997, 1996 and 1995 included the following components:

(In thousands of dollars)               1997      1996        1995
--------------------------------------------------------------------
Service cost-benefits earned
   during the period                 $ 1,594    $ 1,591      $ 1,285
Interest on projected benefit
   obligation                          2,858      2,862        2,814
Actual loss on plan assets            (9,040)    (5,307)      (4,542)
Net deferral                           4,953      1,415          719
--------------------------------------------------------------------
Net periodic pension cost            $   365    $   561      $   276
--------------------------------------------------------------------

The company's policy has been to fund the minimum required contribution after the end of the fiscal year plus interest on the contribution from the end of the plan year until paid.

The company has a nonqualified, unfunded supplementary retirement plan for which it has purchased cost recovery life insurance on the lives of the participants. The company is the sole owner and beneficiary of such policies. The amount of coverage is designed to provide sufficient revenues to recover all costs of the plan if assumptions made as to mortality experience, policy earnings and other factors are realized.

The following table sets forth the supplementary plan's status and amounts recognized in the company's financial statements at January 3, 1998 and December 28, 1996:

(In thousands of dollars)                  1997             1996
-----------------------------------------------------------------
Fair value of plan assets                 $    --          $  --
Accumulated benefit obligation,
   including vested benefits of $2,734
   and $2,883, respectively                 3,200          3,051
Additional benefits based on estimated
   future salary levels                       344            344
-----------------------------------------------------------------
Projected benefit obligation                3,544          3,395
-----------------------------------------------------------------
Projected benefit obligation less than
   plan assets                             (3,544)        (3,395)
Unrecognized net loss                       1,162            866
Unrecognized prior service cost               220            240
Unrecognized transitional obligation          701            801
Adjustment required to recognize
   minimum liability                       (1,659)        (1,563)
-----------------------------------------------------------------
Unfunded accrued supplementary
   pension cost                           $(3,120)       $(3,051)
-----------------------------------------------------------------

Net supplementary pension cost for the three years included the following components:

(In thousands of dollars)                   1997       1996     1995
--------------------------------------------------------------------
Service cost-benefits earned
   during the period                        $109       $102    $  85
Interest on projected benefit obligation     240        275      309
Net amortization                             161        180      183
--------------------------------------------------------------------
Net periodic supplementary
   pension cost                             $510       $557     $577
--------------------------------------------------------------------

Substantially all employees meeting certain requirements are eligible to participate in the company's employee savings (401-K) plan. Employee contributions are limited to a percentage of their compensation, as defined in the plan. The plan does not provide for any company contributions.

Substantially all employees are eligible to receive certain bonuses or profit-sharing amounts, the amounts of which are determined by the labor contract for employees covered by the collective bargaining agreement, the Tultex Corporation Consolidated Incentive Plan for certain salaried employees, and management discretion for all other employees. The Tultex Corporation Consolidated Incentive Plan was designed to provide a performance-based incentive for employees of the company who are in a position to contribute materially to the success of the company and its subsidiaries. Awards under the plan are determined by the company's performance against established performance goals. Total bonus expenses amounted to $1,942,000 in 1997, $3,734,000 in 1996 and $2,044,000 in 1995.

The company also provides certain postretirement medical and life insurance benefits to substantially all employees who retire with a minimum of 20 years of service for the period of time until the employee and any dependents reach age
65. The medical plan requires monthly contributions by retired participants which are dependent on the participant's length of service, age at the date of retirement and Medicare eligibility. The life insurance plan is noncontributory.

In 1993, the company adopted Statement of Financial Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The standard requires companies to recognize the estimated costs of providing postretirement benefits on an accrual basis. The company elected the delayed recognition method of adoption which allows amortization of the initial transitional obligation of $5,101,000 over a 20-year period.

The amounts recognized in the company's balance sheet at January 3, 1998 and December 28, 1996 were as follows:

(In thousands of dollars)               1997              1996
----------------------------------------------------------------
Accumulated postretirement
   benefit obligation                 $(7,044)          $(7,634)
Unrecognized transitional obligation    3,821             4,077
Unrecognized loss                       1,608             2,499
----------------------------------------------------------------
Accrued liability                     $(1,615)          $(1,058)
----------------------------------------------------------------

Net periodic postretirement benefit costs for 1997, 1996 and 1995 included the following components:

(In thousands of dollars)                 1997         1996       1995
-----------------------------------------------------------------------
Service cost - benefits earned during
   the period                           $    244      $  198     $  207
Interest on accumulated post-
   retirement benefit obligation             558         523        564
Amortization of accumulated post-
   retirement benefit obligation             256         256        256
Amortization of loss                         102          63         63
-----------------------------------------------------------------------
Total periodic postretirement
   benefit cost                           $1,160      $1,040     $1,090
-----------------------------------------------------------------------

The discount rate used in determining the accumulated postretirement benefit obligation was 7.5% for 1997 and 7.75% for 1996. The assumed medical cost trend rate was 8% and 9% in 1997 and 1996, respectively, declining by 1% per year until an ultimate goal of 5.5% is achieved. The effect of a 1% increase in the assumed health care cost trend rates for each future year would have increased the aggregate of 1997 service cost and interest cost by $90,000, and would have increased the January 3, 1998 accumulated postretirement benefit obligation by $579,000.

The company does not have significant postemployment benefits requiring accrual under Statement of Financial Accounting Standards (SFAS) No. 112, "Employers' Accounting for Postemployment Benefits."

Note 10--Quarterly Financial Information (Unaudited)
The following is a summary of the unaudited quarterly financial information for the years ended January 3, 1998 and December 28, 1996.

Tultex Corporation


(In thousands of dollars
 except per share data)                1997         1996
----------------------------------------------------------
NET SALES AND OTHER INCOME
   1st quarter                      $  99,630     $ 95,303
   2nd quarter                        148,117      138,198
   3rd quarter                        229,725      215,390
   4th quarter                        173,156      187,450
----------------------------------------------------------
Total                               $ 650,628     $636,341
----------------------------------------------------------
GROSS PROFIT
   1st quarter                      $  21,035     $ 20,005
   2nd quarter                         28,231       27,556
   3rd quarter                         46,614       53,263
   4th quarter                         26,438       45,943
----------------------------------------------------------
Total                               $ 122,318     $146,767
----------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES
   1st quarter                      $  (6,952)    $ (8,901)
   2nd quarter                          1,403        1,120
   3rd quarter                         11,488       21,011
   4th quarter                        (13,886)      13,703
----------------------------------------------------------
Total                               $  (7,947)    $ 26,933
----------------------------------------------------------
NET INCOME (LOSS)
   1st quarter                      $  (4,235)    $ (5,520)
   2nd quarter                            850          689
   3rd quarter                          7,009       13,025
   4th quarter                         (8,472)       8,505
----------------------------------------------------------
Total                               $  (4,848)    $ 16,699
----------------------------------------------------------
NET INCOME (LOSS) PER COMMON SHARE
   1st quarter                      $    (.15)    $   (.19)
   2nd quarter                            .02          .01
   3rd quarter                            .23          .43
   4th quarter                           (.29)         .28
----------------------------------------------------------
Total                               $    (.19)    $    .53
----------------------------------------------------------

Note 11--Commitments
At January 3, 1998, the company was obligated under a number of noncancellable, renewable operating leases as follows:

                  Data              Manufacturing
(In thousands     Processing        Facilities and
 of dollars)      Equipment         Other            Total
------------------------------------------------------------
1998              $3,612            $  7,549         $11,161
1999               2,941               5,622           8,563
2000               1,458               4,886           6,344
2001                  31               3,990           4,021
2002                  --               3,781           3,781
2003 and after        --              12,346          12,346
------------------------------------------------------------
Total             $8,042             $38,174         $46,216
------------------------------------------------------------


Rental expense charged to income was $16,857,000 in 1997, $13,287,000 in 1996 and $13,128,000 in 1995.

The company has entered into various licensing agreements which permit it to market apparel with copyrighted logos from the sports industry. Under the terms of these agreements, the company is required to pay minimum guaranteed fees to certain licensors. The remaining minimum obligations under these agreements at January 3, 1998 were approximately $2,400,000.

Note 12--Employment Agreements
The company has entered into employment continuity agreements with certain of its executives which provide for the payments to these executives of amounts up to three times their annual compensation plus continuation of certain benefits if there is a change in control in the company (as defined) and a termination of their employment. The maximum contingent liability at January 3, 1998 under these agreements was approximately $4,204,000.

Note 13--Concentration of Credit Risk
The company's concentration of credit risk is limited due to the large number of primarily domestic customers who are geographically dispersed. The company has no customer that constituted 10% of net sales in 1997, 1996 or 1995. As disclosed on the balance sheet, the company maintains an allowance for doubtful accounts to cover estimated credit losses.

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

Note 15--Stock Purchase Plan
In February 1994, the company initiated the Salaried Employees' Stock Purchase Plan. Under the plan, employees could elect to purchase shares of the company's common stock in amounts ranging from 20-30% of their annual salary. Employees pay for the stock through payroll deductions over a 60-month period. Interest at 6% per annum will be charged until the stock is fully paid and the shares are held by the company until that time. Under the plan, 753,667 shares were issued at a price of $5.50. Of the $4,144,000 loans recorded for the shares, $3,835,000 has been collected,

                                                              Tultex Corporation


leaving an outstanding balance at January 3, 1998 of $309,000. Interest income realized in 1997, 1996 and 1995 on the loans was $35,000, $64,000 and $138,000, respectively. In January 1995, the directors of the company approved an amendment to the plan that allows an employee options for early payment of the loan.

Note 16--Advertising Costs
In fiscal 1995, the company adopted the provisions of the Accounting Standards Executive Committee's Statement of Position on Reporting Advertising Costs ("Statement"). The Statement required that certain advertising costs which were previously deferred and amortized over an anticipated benefit period be recognized currently in the statement of income. Advertising expense charged to income was $23,632,000 in 1997, $21,614,000 in 1996 and $22,706,000 in 1995.
Selling, general and administrative expenses reported on the statement of income increased by approximately $5,000,000 in 1995 as a result of adopting this change in method of accounting for advertising costs.

Note 17--Unionization of Facilities
In August 1994, hourly employees at the company's Martinsville, Virginia facilities voted for representation by the Amalgamated Clothing and Textile Workers Union (now known as the Union of Needletrades, Industrial and Textile Employees or UNITE). Tultex accepted a three-year contract with UNITE, which was ratifed by an employee vote in March 1995. The contract covers approximately 2,100 employees in the Martinsville area. The company is currently renegotiating this contract and expects completion during 1998. In May 1995, hourly employees at the company's South Boston, Virginia sewing facility voted for representation by UNITE. A three-year contract was ratified by an employee vote in August 1995. The contract covers approximately 500 employees in the South Boston area.

Note 18--Mergers and Acquisitions
On April 16, 1997, the company acquired California Shirts Sales, Inc. ("CSS"), an apparel distributor in 11 western states and Hawaii. The company purchased substantially all assets totaling $58.8 million, including cash of $223 thousand, and assumed certain liabilities totaling $11.9 million. The acquisition was recorded using the purchase method of accounting. Acquisition consideration was comprised of 554,098 shares of the company's common stock valued at $4.2 million on a price of $7.625 per share, cash payment of $7.0 million, subordinated indebtedness issued for $14.4 million, and the assumption of liabilities totaling $33.2 million. The purchase price has been allocated to the acquired assets and liabilities assumed based on their fair values resulting in goodwill of $12.1 million to be amortized over 25 years. The historical recorded values of CSS assets and liabilities were not materially different from their fair values.

The operating results of CSS have been included in the consolidated statements of income from the date of acquisition. The following pro forma unaudited consolidated operating results of the company and CSS have been prepared as if the acquisition had been made at the beginning of the periods presented and include pro forma adjustments to reflect intercompany transactions, amortization of goodwill and transaction financing, as well as the income tax effect of these items.

                                        Years Ended (Unaudited)
                                     Jan. 3, 1998  Dec. 28, 1996
----------------------------------------------------------------
(In thousands, except per share data)
Sales                                  $672,148      $718,966
Net income (loss)                        (5,968)       13,251
Net income (loss) per share                (.20)          .44

The proforma results are not necessarily indicative of the results of operations of the combined companies that would have occurred had the acquistions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

On May 6, 1997, the company acquired T-Shirt City, Inc. ("TSC"), an apparel distributor in the Midwestern United States. The company purchased substantially all assets totaling $16.6 million, including cash of $173 thousand, and assumed certain liabilities totaling $5.4 million. The transaction was recorded using the purchase method of accounting. Acquisition consideration included a cash payment of $1.8 million and the assumption of liabilities totaling $14.8 million. The purchase price has been allocated to the acquired assets and liabilities assumed based on their fair values resulting in goodwill of $9.1 million to be amortized over 25 years. The historical recorded values of TSC assets and liabilities were not materially different from their fair values. The pro forma effect of this acquisition has not been presented because these amounts would not differ materially from actual results.

During the fourth quarter of 1997, the company acquired 100% ownership of Track Gear, Inc., a manufacturer and marketer of imprinted motorsports apparel. The company previously owned 51% of Track Gear, Inc.'s common shares. The company purchased the interests of four other investors for $478,000 cash and new Series C preferred stock of $333,000. The cumulative preferred stock is convertible and bears interest at 4.5% per annum. At the option of the holder, the Series C preferred shares may be converted, commencing on the second anniversary of the date of issue, into common stock of the company at a conversion ratio of one share of Series C preferred stock for one share of common stock.

                                                              Tultex Corporation

Note 19--Condensed Consolidating Financial Information
The following financial information presents condensed consolidated financial data which includes (i) the parent company only ("Parent"), (ii) the wholly-owned guarantor subsidiaries on a combined basis ("Wholly-owned Guarantor Subsidiaries"), (iii) the wholly-owned non-guarantor subsidiaries on a combined basis (Wholly-owned Non-guarantor Subsidiaries), (iv) the majority-owned subsidiary (Majority-owned Subsidiary) and (iv) the company on a consolidated basis.

                                                  Wholly-owned        Wholly-owned
                                                    Guarantor        Non-guarantor    Majority-owned
(In thousands of dollars)            Parent       Subsidiaries        Subsidiaries       Subsidiary     Eliminations    Consolidated
------------------------------------------------------------------------------------------------------------------------------------
As of and for the year ended
January 3, 1998

Current assets                      $230,643         $168,877          $  64,126         $      --       $(125,983)        $337,663
Noncurrent assets                    257,804           33,638             22,706                --        (113,585)         200,563
------------------------------------------------------------------------------------------------------------------------------------
Total assets                        $488,447         $202,515          $  86,832         $      --       $(239,568)        $538,226
------------------------------------------------------------------------------------------------------------------------------------

Current liabilities                $  19,925         $117,462          $  24,989         $      --       $(120,434)        $ 41,942
Noncurrent liabilities               299,145            2,247               (306)               --           1,086          302,172
------------------------------------------------------------------------------------------------------------------------------------
Total liabilities                   $319,070         $119,709          $  24,683         $      --       $(119,348)        $344,114
------------------------------------------------------------------------------------------------------------------------------------

Net sales                           $391,153         $231,033          $ 116,824         $      --       $ (88,382)        $650,628
Cost and expenses                    411,044          224,382            111,566                --         (88,417)         658,575
------------------------------------------------------------------------------------------------------------------------------------
Pretax income (loss)               $ (19,891)        $  6,651          $   5,258         $      --       $      35         $ (7,947)
------------------------------------------------------------------------------------------------------------------------------------


                                                  Wholly-owned        Wholly-owned
                                                    Guarantor        Non-guarantor    Majority-owned
(In thousands of dollars)            Parent       Subsidiaries        Subsidiaries       Subsidiary     Eliminations    Consolidated
------------------------------------------------------------------------------------------------------------------------------------
As of and for the year ended
December 28, 1996

Current assets                      $275,694         $158,955          $      --         $   1,729       $(104,457)        $331,921
Noncurrent assets                    189,088           36,405                 --             1,005         (57,639)         168,859
Total assets                        $464,782         $195,360          $      --         $   2,734       $(162,096)        $500,780

Current liabilities                 $ 38,074         $116,763          $      --         $   2,390       $(100,797)        $ 56,430
Noncurrent liabilities               242,011             (161)                --              (405)            (23)         241,422
Total liabilities                   $280,085         $116,602          $      --         $   1,985       $(100,820)        $297,852

Net sales                           $411,151         $253,318          $      --         $   2,489       $ (30,617)        $636,341
Cost and expenses                    396,370          240,784                 --             3,426         (31,172)         609,408
Pretax income (loss)                $ 14,781         $ 12,534          $      --         $    (937)      $     555         $ 26,933



                                       18

                                                  Wholly-owned        Wholly-owned
                                                    Guarantor        Non-guarantor    Majority-owned
(In thousands of dollars)            Parent       Subsidiaries        Subsidiaries       Subsidiary     Eliminations    Consolidated
------------------------------------------------------------------------------------------------------------------------------------
As of and for the year ended
December 30, 1995

Current assets                      $267,300         $206,137          $      --         $   3,559       $(161,839)        $315,157
Noncurrent assets                    182,927           38,089                 --                --         (60,374)         160,642
Total assets                        $450,227         $244,226          $      --         $   3,559       $(222,213)        $475,799

Current liabilities                 $ 25,222         $173,849          $      --         $   2,956       $(161,714)        $ 40,313
Noncurrent liabilities               246,463              (22)                --               (51)             39          246,429
Total liabilities                   $271,685         $173,827          $      --         $   2,905       $(161,675)        $286,742

Net sales                           $386,300         $214,230          $      --         $   8,681       $ (23,922)        $585,289
Cost and expenses                    373,466          219,240                 --             8,073         (24,438)         576,341
Pretax income (loss)                $ 12,834         $ (5,010)         $      --         $     608       $     516         $  8,948


REPORT OF INDEPENDENT ACCOUNTANTS


To the Stockholders and Board of Directors of Tultex Corporation

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Tultex Corporation and its subsidiaries (the company) at January 3, 1998 and December 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

In 1995, the company changed its method of accounting for advertising costs, as discussed in Note 16 of Notes to Financial Statements.



/s/ Price Waterhouse LLP
Winston-Salem, North Carolina
February 11, 1998

                                                              Tultex Corporation


MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Forward-Looking Information
This Annual Report may contain certain forward-looking statements reflecting the company's current expectations. Although the company believes that the expectations reflected in any such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from the company's expectations include the financial strength of the retail industry, the level of consumer spending on apparel, the company's ability to profitably and timely satisfy customer demand for its products, the competitive pricing environment within the apparel industry, the company's substantial leverage and the restrictive covenants in its borrowing documents, fluctuations in the price of cotton and polyester used by the company in the manufacture of its products, the company's relationship with its partially unionized workforce, and the seasonality and cyclicality of the fleecewear and licensed apparel industries. Such statements are provided in accordance with the safe harbor provisions of the Private Litigation Reform Act of 1995. Investors should consider other risks and uncertainties discussed in other documents filed by the company with the Securities and Exchange Commission.

Results of Operations
The following table presents the company's consolidated statement of operations as a percentage of net sales:

                          Jan. 3, 1998         Dec. 28, 1996      Dec. 30, 1995
                          (53 weeks)             (52 weeks)         (52 weeks)
--------------------------------------------------------------------------------
Net sales and
   other income              100.0%                 100.0%            100.0%
--------------------------------------------------------------------------------
Cost of products sold         78.2                   73.8              73.8
Depreciation                   3.2                    3.4               4.0
Selling, general and
   administrative             15.6                   15.2              16.9
Interest                       4.2                    3.4               3.8
--------------------------------------------------------------------------------
Total costs and expenses     101.2                   95.8              98.5
--------------------------------------------------------------------------------
Income (loss) before
   income taxes and extra-
   ordinary loss on early
   extinguishment of debt     (1.2)                   4.2               1.5
Provision (benefit)
    for income taxes           (.5)                   1.6                .6
--------------------------------------------------------------------------------
Income (loss) before extra-
   ordinary loss on early
   extinguishment of debt      (.7)                   2.6                .9
Extraordinary loss on early
   extinguishment of debt
   (net of income taxes of
   $2,296)                      --                     --               (.6)
--------------------------------------------------------------------------------
Net income (loss)              (.7)%                  2.6%               .3%
--------------------------------------------------------------------------------

Note: Certain items have been rounded to cause the columns to add to 100%.

FISCAL YEAR 1997 COMPARED TO FISCAL YEAR 1996
Net sales and other income of $650.6 million for the year ended January 3, 1998 represents an increase of $14.3 million, or 2.2%, over the prior year. This increase resulted from the acquisition of California Shirt Sales and T-Shirt City during the second quarter of 1997 and was partially offset by lower fleece and licensed apparel sales. Activewear sales of $441.3 million in 1997 represent an increase of $33.0 million, or 8.1%, as compared to 1996. Licensed sales of $209.3 million in 1997 represent a decrease of $18.7 million, or 8.2%, as compared to fiscal 1996. The licensed apparel sales decrease resulted from the absence of Olympic sales in 1997 as compared to 1996, as well as softness in sales of Major League Baseball and National Basketball Association products during 1997.

Cost of products sold as a percentage of sales was 78.2% for 1997 and 73.8% for 1996. The increase as a percentage of sales was due to sales mix, competitive pricing, higher operating costs and a charge of $8.1 million taken during the fourth quarter of 1997. The charge related to costs and unfavorable operating variances which resulted from bringing major capital projects on-line, the effect of reduced operating schedules, closing two domestic sewing plants and closing two distributor warehouses. Cost of products sold as a percentage of sales excluding the charge was 77.0% for fiscal 1997.

Depreciation expense as a percentage of sales was 3.2% for fiscal 1997 and 3.4% for fiscal 1996. The $883,000 decrease in depreciation expense during 1997 was the result of certain assets becoming fully depreciated, and was partially offset by depreciation expense incurred on 1997 capital additions.

Selling, general and administrative expenses ("S,G&A") increased $4.9 million in 1997. The primary reason for the increase was the inclusion of expenses for the recently acquired California Shirt Sales and T-Shirt City subsidiaries. In addition, a charge of $1.0 million was incurred in 1997 due to staff reductions and the closing of a sales office. Advertising expenses also increased $2.0 million for fiscal 1997 compared to fiscal 1996. As a percentage of sales, S,G&A expenses were 15.6% in 1997 and 15.2% in 1996.

Operating income (income before interest and income taxes) decreased 59.5% during the 1997 fiscal year to $19.7 million compared to $48.7 million for fiscal 1996.

Interest expense as a percentage of sales increased from 3.4% in 1996 to 4.2% in 1997. Interest expense increased from $21.7 million to $27.6 million in 1997, primarily as a result of higher average borrowings and higher average rates. The nature of the company's primary business requires extensive seasonal borrowings to support working capital needs. During fiscal 1997, working capital borrowings averaged $130.1 million at an average rate of 7.3% compared to $137.5 million and 6.9%, respectively, for the comparable period of the prior year.

Provision (benefit) for income taxes is a function of pretax earnings and the combined effective rate of federal and state income taxes. This combined rate was 39% in 1997 and 38% in 1996. The provision for income taxes decreased $13.3 million in 1997 as a result of the pretax loss, representing (.5)% of net sales as compared to 1.6% in fiscal 1996.

                                                              Tultex Corporation


FISCAL YEAR 1996 COMPARED TO FISCAL YEAR 1995
Net sales and other income of $636.3 million for fiscal 1996 increased $51.0 million, or 8.7%, over the 1995 level of $585.3 million. The 1996 sales growth was due to increased sales volumes, and was further supported by a shift in sales mix to premium products. During 1996, sales of higher margin branded and premium private label products increased 23.7% and sales to the screenprint and distributor channels increased 10.2%. Sales of jersey products were $112.4 million for 1996, representing 27.5% of the company's activewear sales as compared to 24.0% for 1995.

Cost of products sold as a percentage of sales was 73.8% for both 1996 and 1995. The increased margins achieved from the sale of premium products in 1996 were offset by higher raw material costs and the increased percentage of jersey product sales which are at lower margins. The higher raw material costs were due to raw cotton and polyester prices which peaked in the first half of 1996.

Depreciation expense as a percentage of sales decreased from 4.0% for 1995 to 3.4% for 1996. Depreciation expense decreased from $23.2 million in 1995 to $21.5 million in 1996, due to relatively low capital expenditures.

Selling, general and adminstrative expenses decreased as a percentage of sales to 15.2% for 1996 from 16.9% for 1995. This decrease is primarily due to the one-time charge of $5.0 million for deferred advertising costs required to be recognized in 1995. Excluding the effect of this charge in 1996, S,G&A expenses reflect higher advertising costs which were used to support the increase in sales. This increase in advertising spending was partially offset by a decrease in the bad debt provision resulting from improved collection experience.

Interest expense as a percentage of sales decreased from 3.8% in 1995 to 3.4% in 1996. Interest expense decreased from $22.0 million in 1995 to $21.7 million in 1996 due to lower average rates. Average working capital borrowings of $137.5 million at an average rate of 6.9% in 1996 compared with $136.4 million and 7.6% for 1995, respectively.

Provision for income taxes reflects an effective rate for combined federal and state income of 38% for both 1996 and 1995.

Financial Condition, Liquidity and Capital Resources
Net working capital at January 3, 1998 of $295.7 million was $20.2 million higher than the December 28, 1996 amount of $275.5 million. Net accounts receivable decreased $36.8 million from December 28, 1996 to January 3, 1998 due to lower fourth quarter sales.

Inventories traditionally increase throughout the first half of the year to support second-half shipments. In 1997, inventories peaked on August 9, 1997 at $266.9 million and then declined to $199.9 million on January 3, 1998. As of January 3, 1998, inventories had increased $37.6 million or 23.2% from December 28, 1996. This increase was due to the distributor acquisitions and was comprised primarily of jersey products. The current ratio (ratio of current assets to current liabilities) at January 3, 1998 was 8.1 compared to 5.9 for December 28, 1996. The increase in the ratio was mainly due to increased inventories and lower accounts payable and income taxes payable.

On April 15, 1997, the company sold $75 million of 9 5/8% senior notes due 2007. Proceeds from the sale of the senior notes were used to repay existing indebtedness and redeem $7,500,000 of the Series B, $7.50 cumulative convertible preferred stock. On May 15, 1997, the company entered into a three-year $187 million revolving credit facility which replaced its existing three-year facility due to expire in 1998. The terms of the new facility are substantially equivalent to those of the former revolving credit facility, except that the maximum borrowing amount under the new facility is $187 million, compared with $225 million under the old facility. Reduction of the borrowing limit reflects the proceeds from the sale of $75 million senior notes.

Total indebtedness at January 3, 1998 consisted primarily of senior notes totaling $185.0 million and $86.2 million outstanding under the revolving credit facility. The company's average credit facility borrowings during fiscal 1997 were $130.1 million and its peak borrowing was $172.0 million at September 11, 1997. At January 3, 1998, the company was in violation of a debt covenant of its revolving credit facility. A waiver was received for this violation. The company's revolving credit facility lenders also amended certain future covenant requirements contained in the agreement.

On May 30, 1997, the company redeemed 75,000 shares of the 150,000 outstanding shares of its $7.50 Series B, $100 stated value Preferred Stock at a redemption price (including accrued but unpaid dividends) of $103.75 per share.

On July 29, 1997, the company's Board of Directors authorized the purchase of an additional 1 million shares, increasing the total authorized shares for the program dated March 20, 1996 to 2 million shares. As of January 3, 1998, a total of 833,400 shares had been purchased and retired.

Stockholders' equity decreased $8.8 million during fiscal 1997 as a result of the preferred stock redemption of $7.5 million, the net loss for the period of $4.8 million, preferred dividends of $810,000 and stock repurchases of $2.1 million, partially offset by common shares issued of $4.2 million, preferred stock issued of $333,000 and proceeds from stock plans of $1.9 million. Debt as a percentage of total capitalization was 60.0% compared to 53.1% at December 28, 1996.

In fiscal 1997, net cash provided by operations was $17.7 million compared to $31.2 million in fiscal 1996. Cash used for capital expenditures was approximately $29.0 million for fiscal 1997 and fiscal 1996. The company has budgeted $11.0 million for capital expenditures in fiscal 1998. Cash provided by financing activities was $35.4 million for fiscal 1997 compared to cash used by financing activities of $563,000 in 1996 as a result

                                                              Tultex Corporation
MANAGEMENT'S DISCUSSION AND ANALYSIS (continued)

of the issuance of the $75 million senior notes partially offset by lower revolving credit facility borrowings. The company expects that its short-term borrowing needs will be met through cash generated from operations and borrowings under the revolving credit facility.

Year 2000
In prior years, certain computer programs were written using two digits rather than four to define the applicable year. These programs were written without considering the impact of the upcoming change in the century and may experience problems handling dates beyond the year 1999. This could cause computer applications to fail or to create erroneous results unless corrective measures are taken. Incomplete or untimely resolution of the Year 2000 issue could have a material adverse impact on our company's business, operations or financial condition in the future. The company has been assessing the impact that the Year 2000 issue will have on its computer systems since 1995. In response to these assessments, which are ongoing, the company has reviewed critical business systems and developed a plan to resolve existing system deficiencies. Management expects substantial implementation in 1998 of enterprise-wide computer systems which are Year 2000 compliant. As of January 3, 1998, approximately $18 million has been capitalized relating to this implementation. The company is also surveying critical suppliers and customers to determine the status of their Year 2000 compliance programs.

Based on the company's review and plans, the company believes future costs relating to the Year 2000 issue will not have a material impact on its consolidated financial position, results of operations or cash flows.


COMMON STOCK PRICES AND DIVIDEND INFORMATION

The company's common stock is listed on the New York Stock Exchange under the symbol TTX. The following table shows the daily high, low and closing quotations by quarters:

                 53 Weeks ended January 3, 1998    52 Weeks ended December 28, 1996
                 ------------------------------    --------------------------------
                 Range of Quotations               Range of Quotations
                 -------------------               -------------------

Quarter Ended      Low     High     Close            Low      High     Close
-----------------------------------------------------------------------------------
April 5           $6 3/8  $8 5/8   $7 5/8           $3 7/8   $4 7/8   $4 5/8
July 5             5 1/4   8        5 15/16          4 1/2    5 7/8    4 3/4
October 4          5 1/2   7        5 3/4            4 1/4    5 5/8    5 3/8
January 3          3 5/8   5 3/4    4                5 3/8    7 3/4    7

See Note 5 to Consolidated Financial Statements for restrictions on consolidated retained earnings imposed by debt covenants. At January 3, 1998, $5,353,000 of consolidated retained earnings were free of such dividend restrictions.


Shares of Stock

The average number of shares of common stock for the year was 29,782,946. The common shares outstanding at year-end amounted to 29,875,488.

                                                              Tultex Corporation


SELECTED FINANCIAL DATA


                                                             1997           1996          1995           1994            1993
(In thousands of dollars except per share data)            (53 weeks)    (52 weeks)     (52 weeks)     (52 weeks)      (52 weeks)
---------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF OPERATIONS:
Net sales and other income                                 $ 650,628     $ 636,341      $ 585,289      $ 565,433       $ 533,611
Costs and operating expenses                                 630,964       587,666        554,389        532,847         507,524
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                              19,664        48,675         30,900         32,586          28,087
Interest expense                                              27,611        21,742         21,952         18,151          16,996
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes and extraordinary loss
   on early extinguishment of debt                            (7,947)       26,933          8,948         14,435           9,091
Provision (benefit) for income taxes                          (3,099)       10,234          3,400          5,485           3,188
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before extraordinary loss on early
   extinguishment of debt                                     (4,848)       16,699          5,548          8,950           5,903
Extraordinary loss on early extinguishment of debt                --            --         (3,746)            --              --
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss)                                             (4,848)       16,669          1,802          8,950           5,903
Less preferred dividend requirement                              810         1,135          1,135          1,135           1,135
---------------------------------------------------------------------------------------------------------------------------------
Balance to common stock                                    $  (5,658)    $  15,564       $    667       $  7,815       $   4,768
---------------------------------------------------------------------------------------------------------------------------------
Weighted average number of common shares outstanding          29,783        29,589         29,810         29,685          28,961
---------------------------------------------------------------------------------------------------------------------------------
Shares outstanding at year end                                29,875        29,334         29,824         29,807          29,053
---------------------------------------------------------------------------------------------------------------------------------
PER COMMON SHARE:
Income (loss) before extraordinary loss on early
   extinguishment of debt                                  $    (.19)    $     .53       $    .15       $    .26       $     .16
Net income (loss)                                          $    (.19)    $     .53       $    .02       $    .26       $     .16
---------------------------------------------------------------------------------------------------------------------------------
Dividends declared (Note 6)                                $     .00     $     .00       $    .00       $    .05       $     .20
---------------------------------------------------------------------------------------------------------------------------------
Book value                                                 $    6.23     $    6.40       $   5.83       $   5.74       $    5.64
---------------------------------------------------------------------------------------------------------------------------------
YEAR-END DATA:
Current assets                                             $ 337,663     $ 331,921       $315,157       $289,907       $ 288,691
Current liabilities                                           41,942        56,430         40,313        167,053          45,138
---------------------------------------------------------------------------------------------------------------------------------
Working capital                                            $ 295,721     $ 275,491       $274,844       $122,854       $ 243,553
---------------------------------------------------------------------------------------------------------------------------------
Inventories                                                $ 199,855     $ 162,283       $157,946       $130,183       $ 157,278
Property, plant and equipment (net)                        $ 142,851     $ 136,426       $129,002       $134,884       $ 151,775
Total assets                                               $ 538,226     $ 500,780       $475,799       $456,809       $ 474,965
Bank notes payable                                         $   5,000     $   5,628       $     --       $  1,000       $      --
Current portion of long-term debt                          $     527     $     424       $    145       $132,353       $   8,524
---------------------------------------------------------------------------------------------------------------------------------
CAPITAL INVESTED:
Long-term debt                                             $ 285,727     $ 223,616       $227,540       $ 83,002       $ 230,914
Stockholders' equity                                         194,112       202,928        189,057        187,101         179,197
---------------------------------------------------------------------------------------------------------------------------------
Total capital invested                                     $ 479,839     $ 426,544       $416,597       $270,103       $ 410,111
---------------------------------------------------------------------------------------------------------------------------------
Return on average total capital invested                        (1.1)%         4.0%           0.5%           2.6%            1.7%
Long-term debt as a percentage of total capital                 59.5%         52.4%          54.6%          30.7%           56.3%
---------------------------------------------------------------------------------------------------------------------------------

GENERAL INFORMATION

Stock Listing
Traded on the New York Stock Exchange
under the symbol - TTX

Form 10-K Request Copies of the company's report to the Securities and Exchange Commission on Form 10-K may be obtained without charge by writing to:
     Kathy Rogers
     Corporate Secretary
     Tultex Corporation
     P.O. Box 5191
     Martinsville, VA  24115
     or by calling: 540-632-2961,x3830
     or by e-mail: krogers@tultex.com

Shareholder Relations
If you have questions regarding your stock, you may contact:
     Regina Haynes
     Supervisor-Shareholder Relations
     Tultex Corporation
     P.O. Box 5191
     Martinsville, VA  24115
     540-632-2961, x3831
     FAX:  540-632-8000

Corporate Office
Tultex Corporation
101 Commonwealth Boulevard
Martinsville, VA  24112
540-632-2961
FAX:  540-632-8000
Internet Address:  www.tultex.com

General Counsel
Hunton & Williams
P.O. Box 1535
Richmond, VA  23212
804-788-8200

Independent Accountants
Price Waterhouse LLP
200 W. 2nd Street
Winston-Salem, NC  27101
336-725-0691

Transfer Agent
First Union National Bank of NC
Shareholder Services Administration Group
NC 1153
1525 West W.T. Harris Blvd., 3C3
Charlotte, NC  28288-1153
800-829-8432

Corporate Officers

C. W. Davies, Jr.
President and
Chief Executive Officer
O. R. Rollins
Executive Vice President
and General Counsel
W. J. Caruba
Vice President-
Sales and Marketing
W. J. Gardner, Jr.
Vice President-
Operations
J. K. Judkins
Vice President-
Customer Service
A. J. Pichirallo
Vice President-
Wholesale
J. J. Smith
Vice President
S. H. Wood
Vice President
and Chief Financial Officer
J. F. Kies
Controller
R. H. Gehman
Treasurer
K. H. Rogers
Corporate Secretary
R. C. Haynes
Assistant Secretary
W. T. Moore
Assistant Treasurer



Board of Directors

J. M. Franck
Chairman of the Board
C. W. Davies, Jr.
L. J. Beasley
Executive Vice President
RJ Reynolds Tobacco Co.
S. P. Bernstein
Managing Director,
Head of Leveraged Finance Group
J. P. Morgan & Company, Inc.
L. M. Ewers, Jr.
Partner
Hunton & Williams, Attorneys at Law
H. R. Hunnicutt, Jr.
Retired Chairman and Chief Executive Officer of the Company
F. K. Iverson
Chairman
Nucor Corporation
B. M. Jacobson
Senior Partner
Katz, Sapper & Miller
Certified Public Accountants
R. M. Simmons, Jr.
Retired Chairman and President
American Furniture Company

Committees of the Board
Audit Committee
B. M. Jacobson
R. M. Simmons, Jr.
Executive Compensation Committee
S. P. Bernstein
L. M. Ewers, Jr.
B. M. Jacobson
Nominating Committee
J. M. Franck
H. R. Hunnicutt, Jr.
F. K. Iverson

PLANT LOCATIONS

COMPANY-OWNED STORE LOCATIONS


YARN MANUFACTURING
Mayodan, North Carolina
Roxboro, North Carolina (2 Plants)

FABRIC MANUFACTURING
Asheville, North Carolina
Martinsville, Virginia

APPAREL MANUFACTURING
Bastian, Virginia
Martinsville, Virginia
Roanoke, Virginia
South Boston, Virginia
Mayodan, North Carolina

CUSTOMER SERVICE CENTER
Beaver Creek Industrial Park
Martinsville, Virginia

SUBSIDIARIES

Akom Limited
Montego Bay, Jamaica

California Shirt Sales, Inc.
Fullerton, California

Dominion Distribution, Inc.
Brownsville, Texas

Dominion Stores, Inc.
Martinsville, Virginia

LogoAthletic, Inc.
Indianapolis, Indiana

LogoAthletic/Headwear, Inc.
Mattapoisett, Massachusetts

Tultex/T-Shirt City, Inc.
Cincinnati, Ohio

Track Gear, Inc.
Charlotte, North Carolina

Tultex Canada, Inc.
Edmonton, Alberta, Canada

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

Willowdale Shopping Center
Durham, North Carolina


THE SWEATSHIRT COMPANY
Outlets at Birch Run
Birch Run, Michigan

Horizon Outlet Center
Monroe, Michigan

Lake Erie Factory Outlet
Milan, Ohio

Horizon Outlet Center
Oshkosh, Wisconsin

Factory Stores of America at
  North Bend
North Bend, Washington

Seaside Factory Outlet Center
Seaside, Oregon

Belz Factory Outlet Mall
Pigeon Forge, Tennessee

Factory Outlets
Post Falls, Idaho

Crossings Outlet Square
Tannersville,Pennsylvania

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

Ocean Outlets Seaside
Rehoboth Beach, Delaware

Sikeston Factory Outlet Stores
Miner, Missouri

Nebraska Crossing Factory Stores
Gretna, Nebraska


LOGOATHLETIC STORES
5668 George Town Road
Indianapolis, Indiana

2333 Post Drive
Indianapolis, Indiana

Factory Stores of America at Draper
Draper, Utah

TULTEX
TULTEX CORPORATION
P.O. BOX 5191
MARTINSVILLE, VA 24115